2025 ANNUAL REPORT

A PROUD LEGACY OF ENTREPRENEURSHIP & INNOVATION



RIPON
3RD WAR LOAN BOND PREMIERE
THIS LAND IS MINE
Home of the Big Boy Hamburger
DINE ON OUR DRIVE IT'S FUN TO EAT IN YOUR CAR
JERRY LEWIS
REFRESHMENTS
ICE CREAM
POPCORN
SAINT KATE

1935 2025

90

Marcus

CORPORATION

BOARD OF DIRECTORS

Gregory S. Marcus (d)
Chairman, President and Chief Executive Officer,
Marcus Corporation

Philip L. Milstein, Lead Director (b) (c)* (d)
Principal, Ogden CAP Properties, LLC

Diane Marcus Gershowitz
Real Estate Management and Investments

Timothy E. Hoeksema (a) (c)
Retired Chairman, President and
Chief Executive Officer, Midwest Air Group, Inc.

Allan H. (Bud) Selig (b)* (d)
Commissioner Emeritus of Major League Baseball

Bruce J. Olson
Retired Senior Vice President, Marcus Corporation
and Retired President, Marcus Theatres

Brian J. Stark (a)* (b) (d)
Former Founding Principal, Chief Executive Officer
and Chief Investment Officer, Stark Investments

Katherine M. Gehl (a) (c)
Former President and Chief Executive Officer,
Gehl Foods, Inc.

Austin M. Ramirez (c)
Chief Executive Officer, Husco

Thomas F. Kissinger
Senior Executive Vice President,General Counsel
and Secretary, Marcus Corporation

Paul A. Leff
Founder, Warbasse67

David J. Marcus
Chief Executive Officer, Marcus Investments LLC

COMMITTEES OF THE BOARD:

(a) Audit | (b) Compensation | (c) Corporate Governance and Nominating
(d) Finance | *Denotes chairman

OFFICERS, EXECUTIVE MANAGEMENT AND ADVISORS

Gregory S. Marcus
Chairman, President and Chief Executive Officer

Thomas F. Kissinger
Senior Executive Vice President,
General Counsel and Secretary

Chad M. Paris
Chief Financial Officer and Treasurer

Mark A. Gramz
President, Marcus Theatres

Michael R. Evans
President, Marcus Hotels & Resorts

Kim M. Lueck
Chief Information Officer

Steven V. Martin
Chief Human Resources Officer

Stephen H. Marcus
Chairman Emeritus

1930s
Company begins and opens first movie theatre in Ripon, Wisconsin


IN PERSON
SPENCER TRACY

1940s
More theatres open in Wisconsin including expansion into drive-in theatres


STARLITE
OUTDOOR
THEATRE

1950s
The start of a legacy in food and beverage with the opening of the first Big Boy restaurant


Marc's
Big Boy

1960s
Expands into the lodging industry with the purchase of The Pfister Hotel in Milwaukee


HOTEL
PFISTER
SAVE-BUY
DEFENSE BONDS
AND STAMPS

1970s
Develops Budgetel Inn, a nationally recognized limited-service hotel concept that is later rebranded and sold as Baymont Inn & Suites


BAYMONT
INN & SUITES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number 1-12604

THE MARCUS CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	39-1139844
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
111 East Kilbourn Avenue, Suite 1200 Milwaukee, Wisconsin	53202-6628
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (414) 905-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, $1.00 par value	MCS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405ofthischapter)duringthepreceding12months(orforsuchshorterperiodthattheregistrantwasrequiredtosubmitsuchfiles).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common equity held by non-affiliates as of June 30, 2025 was approximately $300,567,941. This value includes all shares of the registrant's common stock, except for treasury shares and shares beneficially owned by the registrant's directors and executive officers listed in Part I below.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.
Common stock outstanding at February 23, 2026 – 23,791,814
Class B common stock outstanding at February 23, 2026 – 6,984,584

Portions of the registrant's definitive Proxy Statement for its 2026 annual meeting of shareholders, which will be filed with the Commission under Regulation 14A within 120 days after the end of our fiscal year, will be incorporated by reference into Part III to the extent indicated therein upon such filing.

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TABLE OF CONTENTS

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Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K and the accompanying annual report to shareholders, particularly in Management's Discussion and Analysis, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may generally be identified as such because the context of such statements include words such as we "believe," "anticipate," "expect" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which may cause results to differ materially from those expected, including, but not limited to, the following: (1) the adverse effects future pandemics or epidemics may have on our theatre and hotels and resorts businesses, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness; (2) the availability, in terms of both quantity and audience appeal, of motion pictures for our theatre division (including disruptions in the production of films due to events such as a strike by actors, writers or directors or future pandemics); (3) the effects of theatre industry dynamics such as the maintenance of a suitable window between the date such motion pictures are released in theatres and the date they are released to other distribution channels; (4) the effects of adverse economic conditions in our markets; (5) the effects of adverse economic conditions on our ability to obtain financing on reasonable and acceptable terms, if at all; (6) the effects on our occupancy and room rates caused by the relative industry supply of available rooms at comparable lodging facilities in our markets; (7) the effects of competitive conditions in our markets; (8) our ability to achieve expected benefits and performance from our strategic initiatives and acquisitions; (9) the effects of increasing depreciation expenses, reduced operating profits during major property renovations, impairment losses, and preopening and start-up costs due to the capital intensive nature of our business; (10) the effects of changes in the availability of and cost of labor and other supplies essential to the operation of our business; (11) the effects of tariffs that are implemented or merely threatened on our costs; (12) the effects of weather conditions, particularly during the winter in the Midwest and in our other markets; (13) our ability to identify properties to acquire, develop and/or manage and the continuing availability of funds for such development; (14) the adverse impact on business and consumer spending on travel, leisure and entertainment resulting from terrorist attacks in the United States or other incidents of violence in public venues such as hotels and movie theatres; and (15) a disruption in our business and reputational and economic risks associated with civil securities claims brought by shareholders. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Our forward-looking statements are based upon our assumptions, which are based upon currently available information. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this Form 10-K and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Item 1. Business.

General

We are engaged primarily in two business segments: movie theatres and hotels and resorts.

As of December 31, 2025, our theatre operations included 78 movie theatres with 985 screens throughout 17 states (Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia), including one movie theatre with 14 screens in Minnesota owned by a third party and managed by us. Our movie theatres operate under the *Marcus Theatres*, *Movie Tavern by Marcus*, and *BistroPlex* brands. We also operate a family entertainment center, *Funset Boulevard*, that is adjacent to one of our theatres in Appleton, Wisconsin. As of the date of this Annual Report, we are the 4th largest theatre circuit in the United States.

As of December 31, 2025, our hotels and resorts operations included seven wholly-owned and operated hotels and resorts in Wisconsin, Illinois, and Nebraska. We also manage nine hotels, resorts and other properties for our joint ventures and third parties in Wisconsin, California, Minnesota, Nevada, Nebraska, Illinois, Iowa, and Pennsylvania. As of December 31, 2025, we owned or managed approximately 4,700 hotel and resort rooms.

Both of these business segments are discussed in detail below. For information regarding the revenues, operating income or loss, assets and certain other financial information of these segments for the last three full fiscal years, please see our consolidated financial statements and the accompanying Note 12 in Part II below.

Strategic Plans

Please see our discussion under "Current Plans" in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

Theatre Operations

At the end of fiscal 2025, we owned or operated 78 movie theatre locations with a total of 985 screens in Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia. Included in our portfolio is a single movie theatre location with 14 screens in Minnesota that we manage for a third party. We averaged 12.6 screens per location at the end of fiscal 2025, 2024 and 2023. Our 77 company-owned facilities include 46 megaplex theatres (12 or more screens), representing approximately 71% of our total screens, 30 multiplex theatres (two to 11 screens) and one single-screen theatre.

We invested approximately $340 million, excluding acquisitions, to further enhance the movie-going experience and amenities in new and existing theatres over the last ten years. These investments include:

New theatres. In October 2019, we opened the eight-screen Movie Tavern® by Marcus theatre in Brookfield, Wisconsin. This theatre became the first Movie Tavern by Marcus in Wisconsin. It includes eight auditoriums, each with laser projection and comfortable DreamLounger℠ recliner seating, a full-service bar and food and drink center, and a delivery-to-seat service model that also allows guests to order food and beverage via our mobile app/web, in-seat QR code or in-theatre kiosk. We will consider additional sites for potential new theatre locations in both new and existing markets in the future.

Theatre acquisitions. In addition to building new theatres, acquisitions of existing theatres or theatre circuits has also been a viable growth strategy for us. In 2019, we acquired the assets of Movie Tavern®, a New Orleans-based industry leading circuit known for its in-theatre dining concept featuring chef-driven menus, premium quality food and drink and luxury seating. Now branded Movie Tavern by Marcus, the acquired circuit consisted of 208 screens at 22 locations in nine states – Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia. The acquisition of the Movie Tavern circuit increased our total number of screens at that time by an additional 23%. We also have entered into management agreements with third parties which allow us to promote our brand and may lead to opportunities to own additional theatres. In fiscal 2024, we entered into an agreement to assume operations of the West End Cinema, a 14 screen theatre in St. Louis Park, Minnesota.

We will continue to consider potential acquisitions as well as consider management agreements. The movie theatre industry is very fragmented, with approximately 50% of United States screens owned by the three largest theatre circuits and the other 50% owned by hundreds of smaller operators, making it very difficult to predict when acquisition opportunities may arise. We do not believe that we are geographically constrained, and we believe that we may be able to add value to certain theatres through our various proprietary amenities and operating expertise.

DreamLounger recliner additions. These luxurious, state-of-the-art recliners allow guests to go from upright to a full-recline position in seconds. These seat changes require full auditorium remodels to accommodate the necessary 84 inches of legroom, resulting in the loss of approximately 50% of the existing traditional seats in an average auditorium. To date, the addition of DreamLoungers has increased attendance in the years following installation at each of our applicable theatres, outperforming nearby competitive theatres and growing the overall market attendance in most cases. During fiscal 2024, we added DreamLounger seating at one Movie Tavern theatre. As of December 31, 2025, we offered all DreamLounger recliner seating in 66 theatres, representing approximately 86% of our company-owned theatres. Including our premium, large format (PLF) auditoriums with recliner seating, as of December 31, 2025, we offered our DreamLounger recliner seating in approximately 88% of our company-owned screens, a percentage we believe to be the highest among the largest theatre chains in the nation.

*Ultra*Screen DLX®, *Super*Screen DLX® (DreamLounger eXperience) and ScreenX conversions. We introduced one of the first PLF presentations to the industry when we rolled out our proprietary *UltraScreen*® concept over 25 years ago. We later introduced our *Ultra*Screen DLX concept by combining our premium, large-format presentation with DreamLounger recliner seating and Dolby® Atmos™ immersive sound to elevate the movie-going experience for our guests. Most of our PLF screens now include the added feature of heated DreamLounger recliner seats. In fiscal 2023, we introduced our first ScreenX auditorium featuring 270-degree projection providing guests with an immersive viewing experience. From fiscal 2019 through fiscal 2025, we converted one existing screen at an acquired theatre to *Ultra*Screen DLX, opened one new *Ultra*Screen DLX at an acquired theatre, converted 38 existing screens to *Super*Screen DLX, opened one new *Super*Screen DLX auditorium at a newly built Movie Tavern by Marcus theatre, and converted four existing screens to ScreenX. As of December 31, 2025, we had 31 *Ultra*Screen DLX auditoriums, one traditional *Ultra*Screen auditorium, 87 *Super*Screen DLX auditoriums (a slightly smaller screen than an *Ultra*Screen but with the same DreamLounger seating and Dolby Atmos sound), four ScreenX and three IMAX® PLF screens at 64 of our theatre locations. As of December 31, 2025, we offered at least one PLF screen in approximately 83% of our company-owned theatres – once again a percentage we believe to be the highest percentage among the largest theatre chains in the nation. Our PLF screens generally have higher per-screen revenues and draw customers from a larger geographic region compared to our standard screens, and we charge a premium price to our guests for this experience. We continue to evaluate opportunities to convert additional existing screens to *Super*Screen DLX or ScreenX.

Signature cocktail and dining concepts. We have continued to further enhance our food and beverage offerings within our existing theatres. We believe our nearly 70 years of food and beverage experience in the hotel and restaurant businesses provides us with a unique advantage and expertise that we can leverage to further grow revenues in our theatres. The concepts we offer include:

•   *Take Five® Lounge, Take Five Express* and *The Tavern* – These full-service bars offer an inviting atmosphere and a chef-inspired dining menu, along with a complete selection of cocktails, locally-brewed beers and wines. We also offer full liquor service through the concession stand at two theatres. We operate 18 bars known as *The Tavern.* As of December 31, 2025, we offered bars/full liquor service at 48 theatres, representing approximately 62% of our company-owned theatres.

•   *Zaffiro's® Express* – These outlets offer lobby dining that includes appetizers, sandwiches, salads, desserts and our signature *Zaffiro's* THINCREDIBLE® handmade thin-crust pizza. In select locations without a *Take Five Lounge* outlet, we offer beer and wine at the *Zaffiro's Express* outlet. Our number of theatres with this concept totaled 29 as of December 31, 2025, representing approximately 51% of our company-owned theatres (excluding our in-theatre dining theatres). We also operate three *Zaffiro's® Pizzeria and Bar* full-service restaurants.

•   *Reel Sizzle* – This signature dining concept serves menu items inspired by classic Hollywood and the iconic diners of the 1950s. We offer Americana fare like burgers and chicken sandwiches prepared on a griddle behind the counter, along with chicken tenders, crinkle-cut fries, ice cream and signature shakes. As of December 31, 2025, we operated nine *Reel Sizzle* outlets at our company-owned theatres.

•   Other in-lobby dining – We also operate one *Hollywood Café* at an existing theatre, and three theatres offer in-lobby dining concepts sold through the concession stand.

•   In-theatre dining – As of December 31, 2025, we offered a complete menu of drinks and chef-prepared salads, sandwiches, entrées and desserts at 20 theatres, representing approximately 26% of our company-owned theatres, through two service models. At 14 theatres we offer in-theatre dining operating under the Bistro*Plex*® and *Movie Tavern by Marcus* brands with ordering at the bar, online, mobile app/web, and in select locations with servers, for food delivery to seats. In addition, at 6 theatres with in-theatre dining operating under the *Movie Tavern by Marcus* and *Marcus Theatres* brands, we also offer the same complete menu available to order at the concession stand in addition to ordering with online, mobile app/web for delivery to seats or pickup at the concession stand.

Including these dining concepts, as of December 31, 2025, we offered one or more expanded food & beverage option in 59 theatres, representing approximately 77% of our company-owned theatres.

- In-lobby concession stands – In addition to these dining concepts, all of our *Marcus Theatres* locations offer traditional concessions sold through in-lobby concession stands. While all of our *Movie Tavern by Marcus* locations offer in-theatre dining, in fiscal 2022 we began adding in-lobby concession stands to acquired *Movie Tavern by Marcus* locations to enhance concessions sales and reduce labor costs. As of December 31, 2025, we operated in-lobby concession stands at six of our 19 *Movie Tavern by Marcus* theatres.

We sell food and beverage concessions in all of our movie theatres. We believe that a wide variety of food and beverage items, properly merchandised, increases concession revenue per patron. Although popcorn and soda remain the traditional favorites with moviegoers, we continue to upgrade our available concessions by offering varied choices. For example, some of our theatres offer hot dogs, pizza, ice cream, pretzel bites, frozen yogurt, coffee, mineral water and juices. We have also added self-serve soft drink dispensers and grab-and-go candy, frozen treat and bottled drink kiosks to many of our theatres. In addition, we sell movie-themed merchandise, including branded and film-specific items, which has expanded in the last year generating incremental revenue while providing guests with additional ways to engage with the moviegoing experience. In recent years, we have added signature cocktail and dining concepts as described above. The response to our food and beverage offerings has been very positive, and we continue to evaluate opportunities to expand these food and beverage concepts at additional locations in the future.

We offer a "Value Tuesday" promotion at every theatre in our circuit that includes discounted admission and a free complementary-size popcorn to our loyalty program members. We have seen our Tuesday attendance increase dramatically since the introduction of the Tuesday promotion. We believe this promotion has increased movie-going frequency and reached a customer who may have stopped going to the movies because of price. Our Value Tuesday promotion currently features $6 admission for Magical Movie Rewards (MMR) members, $7 admission for non-MMR customers, and a free complementary-size popcorn. We also offer a "Student Thursday" promotion at all of our locations that has been well received by that particular customer segment. In addition, we offer a "Young-at-Heart" program for seniors on Friday afternoons that offers promotions on concessions. During fiscal 2024, we also introduced an Everyday Matinee promotion for seniors and children, offering a discounted admission for showtimes before 4 p.m. on all days of the week.

We offer what we believe to be a best-in-class customer loyalty program called Magical Movie Rewards. We currently have approximately 6.9 million members enrolled in the program. Approximately 50% of all box office transactions and 44% of total transactions in our theatres during fiscal 2025 were completed by registered members of the loyalty program. The program allows members to earn points for each dollar spent and access special offers available only to members. The rewards are redeemable at the box office, concession stand or at the many Marcus Theatres® food and beverage venues. In addition, we have partnered with Movio, a global leader in data analysis for the cinema industry, to allow more targeted communication with our loyalty members. The software provides us with insight into customer preferences, attendance habits and general demographics, which we believe helps us deliver customized communication to our members. In turn, members of this program can enjoy and plan for a more personalized movie-going experience. The program also gives us the ability to cost effectively promote non-traditional programming and special events, particularly during non-peak time periods. We believe that this results in increased movie-going frequency, more frequent visits to the concession stand, increased loyalty to Marcus Theatres and ultimately, improved operating results.

In November 2024, we launched our Marcus Movie Club subscription program across our theatre circuit. For $9.99 per month or a discounted annual membership, moviegoers who join Marcus Movie Club receive a credit to see any 2D movie each month with rollover of unused credits, a 20% discount on food and beverage, unlimited access to additional companion tickets for $9.99, waived ticket surcharge fees, and starting in November 2025, free Marcus Mystery Movies.

We continue to enhance our mobile ticketing capabilities, our downloadable Marcus Theatres mobile app, QR code mobile food and beverage ordering, and our *marcustheatres.com* website. Our mobile app offers food and beverage ordering capabilities at all of our theatres. We have continued to install additional theatre-level technology, such as new QR code food and beverage ordering at certain theatres, digital menu boards and concession advertising monitors. Each of these enhancements is designed to improve the customer experience, both at the theatre and through mobile platforms and other electronic devices.

Digital projection technology throughout our circuit provides us with additional opportunities to obtain non-motion picture alternative content programming from other new and existing content providers, including live and pre-recorded performances of the Metropolitan Opera, as well as sports, concerts and other events, at many of our locations. We offer weekday and weekend alternative content programming at many of our theatres across our circuit. This special programming includes classic movies, live performances, comedy shows and children's performances. We believe this type of programming is more impactful when presented on the big screen and provides an opportunity to continue to expand our audience base beyond traditional moviegoers.

Revenues for the theatre business, and the motion picture industry in general, are heavily dependent on the general audience appeal of available films and the level of studio marketing, advertising and support campaigns, factors over which we have no control. Historically, a limited number of highly successful films has generated a meaningful portion of our total admission revenues. In the years before the COVID-19 pandemic, this concentration of films was complimented by a broader and more consistent slate of mid and lower-tier releases. In the years preceding the pandemic, our top 15 performing films accounted for 42% and 48% of our total admissions revenue in fiscal 2018 and fiscal 2019, respectively. More recently, our top 15 films accounted for 54% and 49% of our fiscal 2024 and 2025 total admission revenues, respectively, reflecting increased reliance on blockbuster releases and reduced depth and consistency in the remaining film slate.

We obtain our films from several national motion picture production and distribution companies, and while we are not dependent on any single motion picture supplier, the film distribution business is highly concentrated with additional consolidation possible in the future. Our booking, advertising, concession purchases and promotional activities are handled centrally by our administrative staff.

We strive to provide our movie patrons with high-quality picture and sound presentation in clean, comfortable, safe, attractive and contemporary theatre environments. All of our movie theatre complexes feature digital cinema or laser projection technology; Dolby Atmos or other digital sound systems; acoustical ceilings; side wall insulation; engineered drapery folds to eliminate sound imbalance, reverberation and distortion; cup-holder chair-arms; and computer-controlled heating, air conditioning and ventilation. We offer stadium seating, a tiered seating system that permits unobstructed viewing, at substantially all of our screens. Computerized box offices permit all of our movie theatres to sell tickets in advance and all of our theatres offer reserved seating. Our theatres are accessible to persons with disabilities and provide wireless headphones for hearing-impaired moviegoers. Other amenities at certain theatres include touch-screen, computerized, self-service ticket kiosks, which simplify advance ticket purchases. We have an agreement to allow moviegoers to buy tickets on Fandango, the largest online ticket-seller, or directly through our website or app.

Our goals from digital cinema included delivering an improved film presentation to our guests, increasing scheduling flexibility, providing a platform for additional 3D presentations as needed, as well as maximizing the opportunities for alternate programming that may be available with this technology. As of December 31, 2025, we had the ability to offer digital 3D presentations in 330, or approximately 34%, of our company-owned screens, including the vast majority of our *Ultra*Screens. We have the ability to increase the number of digital 3D capable screens we offer to our guests in the future as needed, based on the number of digital 3D films anticipated to be released during future periods and our customers' response to these 3D releases.

We have a variety of ancillary revenue sources in our theatres, with the largest related to the sale of pre-show and lobby advertising (through our current advertising providers, Screenvision and National CineMedia). We also obtain ancillary revenues from corporate and group meeting sales, sponsorships, ticket surcharge fees, post transaction click-through advertising revenue, and alternate auditorium uses. We continue to pursue additional strategies to increase our ancillary revenue sources.

We also own a family entertainment center, *Funset Boulevard*, adjacent to our 14-screen movie theatre in Appleton, Wisconsin. *Funset Boulevard* features a 40,000 square foot Hollywood-themed indoor amusement facility that includes a restaurant, party room, laser tag center, virtual reality games, arcade, outdoor miniature golf course and batting cages.

Hotels and Resorts Operations

Owned and Operated Hotels and Resorts

The Pfister® Hotel

We own and operate The Pfister Hotel, which is located in downtown Milwaukee, Wisconsin. The Pfister Hotel is a full-service luxury hotel and has 307 guest rooms (including 71 luxury suites), the exclusive *Pfister VIP Club Lounge*, two restaurants (including our signature restaurant, *Mason Street Grill®*), three cocktail lounges, a state-of-the-art WELL Spa® + Salon, a high-tech executive boardroom, high-end retail space leased to tenants and a 275-car parking ramp. The Pfister also has 25,000 square feet of banquet and convention facilities, including one of the largest ballrooms in the Milwaukee metropolitan area. In 2025, The Pfister Hotel earned its 49th consecutive AAA Four Diamond Award from the American Automobile Association, which represents every year the award has been in existence. The hotel continues to be nationally recognized among the Top Historic Hotels in the United States by *USA Today* 10Best Readers' Choice Awards and was again named one of the Top Hotels in the Midwest by *Condé Nast Traveler's* Readers' Choice Awards. The Pfister has also been recognized by *U.S. News & World Report* as one of the top hotels in Milwaukee. The Pfister currently holds the TripAdvisor® Travelers' Choice distinction and is a member of Preferred Hotels and Resorts, an organization of independent luxury hotels and resorts, and Historic Hotels of America. During fiscal 2023, we completed renovations to the hotel ballrooms and meeting spaces, followed by comprehensive updates to the lobby and historic tower guest rooms in fiscal 2024.

Hilton Milwaukee

We own and operate the Hilton Milwaukee, a 554-room, full-service hotel located in the heart of downtown Milwaukee. The hotel has three restaurants (including our first *Miller Time® Pub & Grill* and the award-winning *Milwaukee ChopHouse*), a cocktail lounge, a *Starbucks®* outlet and an 870-car parking ramp. Directly connected to the Baird Center convention facility by skywalk, the hotel offers more than 30,000 square feet of meeting and event spaces with state-of-the-art technologies. In fiscal 2025, we completed an extensive renovation of the hotel's meeting & event spaces, lobby, entrance, lobby lounge and 554 of the hotel's 729 guestrooms. On January 1, 2026, we removed the remaining 175 guestrooms located in the west wing of Hilton Milwaukee from available inventory. These rooms were reopened in early 2026 as an independent hotel called The Marc Hotel.

The Marc Hotel

We own and operate The Marc Hotel, an independent 175-room, limited-service hotel located in downtown Milwaukee, which opened in early 2026 in the former west wing of Hilton Milwaukee. The Marc offers 175 guest rooms with modern amenities, including flat-screen TVs, mini-refrigerators, coffee and tea makers, and spacious workstations, along with a 24-hour front desk and lobby market. Ideally located with direct connectivity to the Baird Center, the hotel accommodates guests seeking a convenient limited-service hotel option.

Hilton Madison Monona Terrace

We own and operate the 240 room Hilton Madison Monona Terrace in Madison, Wisconsin. The Hilton Madison Monona Terrace is connected by skywalk to the Platinum LEED and GBAC certified Monona Terrace Community and Convention Center offering over 250,000 square feet of meeting space. The hotel has six meeting rooms totaling approximately 6,000 square feet, an indoor swimming pool and a fitness center. Audrey Kitchen + Bar offers all day dining and the lobby bar also offers food service daily. In fiscal 2024, we completed a renovation of the Executive Lounge, offering complimentary breakfast daily and weekday wine and hors d'oeuvres in the evening to upper-tier Hilton loyalty members and selected guests.

The Grand Geneva® Resort & Spa

We own and operate the Grand Geneva Resort & Spa in Lake Geneva, Wisconsin. This destination resort is located on 1,300 acres and includes 358 guest rooms, 29 studio, one, two and three bedroom villas, the exclusive *Geneva Club Lounge*, over 60,000 square feet of banquet, meeting and exhibit space, including 13,000 square feet of ballroom space, three specialty restaurants, two cocktail lounges, two championship golf courses, a ski hill, indoor and outdoor tennis courts, three swimming pools, a WELL Spa + Salon and fitness complex, and horse stables. In 2025, Grand Geneva Resort & Spa earned its 29th consecutive AAA Four Diamond Award from the American Automobile Association. The resort was also recognized as the top Midwest Resort by *Conde Nast Traveler's* 2025 Readers' Choice Awards, a Top 5 Midwest Resort by *Travel + Leisure* World's Best 2025, a Best in Wisconsin hotel and resort by *US News & World Report,* the best resort venue from *Wisconsin Bride* Best of 2025, and received four Stella Awards in the Midwest category from *Northstar Meetings Group.* Major renovations to Grand Geneva Resort & Spa include the reception and lobby bar areas in 2021, the guest rooms in 2023, and the resort's ballrooms and meeting space in 2024. The addition of an 11-hole golf short-course was completed in 2025 and will open in spring 2026.

AC Hotel Chicago Downtown

Pursuant to a long-term lease, we operate the AC Hotel Chicago Downtown, a 226-room hotel in Chicago, Illinois. Located in the heart of Chicago's Magnificent Mile, a premier destination for shopping, dining and entertainment, the AC Hotel by Marriott lifestyle brand targets the millennial traveler searching for a design-led hotel in a vibrant location with high-quality service. Amenities include the AC Lounge, a bar area with cocktails, craft beers, wine and tapas, and the AC Kitchen, serving a European-inspired breakfast menu. The AC Hotel Chicago Downtown also features an indoor swimming pool, fitness room, 3,000 square feet of meeting space and an on-site parking facility. The hotel has additional retail or restaurant space available to lease.

The Lincoln Marriott Cornhusker Hotel

We own and operate The Lincoln Marriott Cornhusker Hotel in downtown Lincoln, Nebraska. The Lincoln Marriott Cornhusker Hotel is a 300 room, full service hotel with 45,600 square feet of meeting space and a *Miller Time Pub & Grill.* We also own the Cornhusker Office Plaza, which is a seven story building with a total of 85,592 square feet of net leasable office space connected to the hotel by a three story atrium that is used for local events and exhibits.

Saint Kate® – The Arts Hotel

We own and operate Saint Kate – The Arts Hotel, located in the heart of Milwaukee's theatre and entertainment district. Saint Kate – The Arts Hotel features 219 art-inspired guestrooms, 13,000 square feet of flexible meeting space, 11 event rooms, two restaurants, and two bars and lounge areas. The hotel also includes a theatre with programming that features lectures and theatrical and musical performances, six unique gallery and other event spaces that host rotating exhibitions, screenings, workshops and more. In 2025, Saint Kate – The Arts Hotel continued to hold the AAA Four Diamond Award from the American Automobile Association, was recognized as one of the top hotels on TripAdvisor's® national Best of the Best Hotels list, and was highlighted as the top hotel in Milwaukee by *U.S. News & World Report*.

Managed Hotels, Resorts and Other Properties

We also manage hotels, resorts and other properties for third parties, typically under long-term management agreements. Revenues from these management contracts may include both base management fees, often in the form of a fixed percentage of defined revenues, and incentive management fees, typically calculated based upon defined profit performance. We may also earn fees for technical and preopening services before a property opens, for renovation project management and for ongoing accounting and technology services.

We manage The Garland hotel in North Hollywood, California. The Garland hotel features 257 guest rooms and suites, over 25,000 square feet of indoor/outdoor meeting and event space - including a 130-seat theater, a ballroom, and an outdoor event venue ideal for weddings and social events, a well-equipped fitness center, an outdoor swimming pool with two hot tubs, and an *OpenTable* awarded on-site restaurant, The Front Yard. The mission-style hotel is located on seven acres near Universal Studios Hollywood and serves as a preferred hotel for the theme park. The Garland has been recognized by leading publications including *TimeOut Los Angeles, Forbes*, *The Independent, Medium, Conde Nast Traveler,* and *The Infatuation* for its standout accommodations, family-friendly appeal, and exceptional dining experiences in Los Angeles.

We manage the Hilton Minneapolis/Bloomington in Bloomington, Minnesota. This contemporary full-service hotel offers 256 rooms, 11,667 square feet of meeting space, an indoor swimming pool, a fitness center, and the Bloomington ChopHouse and Olive Lounge. The hotel is a recognized service leader within the industry having earned Hilton's 2025 Make it Right Award, WeddingWire's Couples' Choice Award in 2025, The Knot's Best of Weddings in 2025, Bloomington Chophouse's Wine Spectator Award in 2025, and Hilton's Award of Excellence in 2024.

We manage the Omaha Marriott Downtown at The Capitol District hotel. The 333-room, 12-story full service hotel serves as an anchor for the Capitol District, an upscale urban destination dining and entertainment community in downtown Omaha, Nebraska. The hotel currently holds the TripAdvisor® Travelers' Choice distinction, is ranked the #1 hotel in Omaha by TripAdvisor® and has been a top finalist for *Omaha Magazine's Best of Omaha* and the *Omaha Readers' Choice Awards* for nine consecutive years since opening in 2017. In 2025, The Omaha Marriott Downtown was awarded the prestigious Omaha Metropolitan Area Tourism Award for "Best Hotel" by Visit Omaha for the second time. For the past 4 years, the Omaha Marriott Downtown was nominated in the hotel category for *Conde Nast Traveler* Readers' Choice Awards and has named in the *U.S. News* Best Hotels in Omaha and Nebraska rankings. The hotel was the 2025 Platinum Winner for Urban Hotel presented by the *Muse Hotel Awards,* following its previous gold award in 2022. Additionally, the Omaha Marriott Downtown has been listed as Nebraska's Leading Hotel by the World Travel Awards for four consecutive years and continues to be recognized in numerous other publications.

We manage the Hyatt Regency Coralville Hotel & Conference Center in Coralville, Iowa. The 288-room hotel is the anchor for the thriving Iowa River Landing District, which is home to many local shops, restaurants, and event and entertainment venues, including Xtream Arena. Hyatt Regency Coralville, a 2025 TripAdvisor Traveler's Choice Award Winner, is located just a few miles from the University of Iowa's college athletic events, museums, and more. The hotel's refreshed conference center includes over 80,000 square feet of event space including two ballrooms, two outdoor terraces, expansive pre-function space, an exhibit hall, and breakout meeting rooms to accommodate many types of events. A comprehensive renovation of the hotel's guestrooms and fitness center was completed in 2023 and its fully renovated restaurant, Watermill Kitchen + Bar, opened in early 2024, winning the Corridor Business Journal's Best New Restaurant of 2025.

We manage the 248-room Kimpton Hotel Monaco Pittsburgh. This hotel is our first full-service hotel in Pennsylvania and the first Kimpton in the Marcus Hotels and Resorts portfolio. The hotel also includes approximately 11,300 square feet of meeting space, The Commoner® full-service restaurant and a seasonal rooftop beer garden. We own a 10% minority equity interest in this hotel. In 2025, the hotel was recognized as IHG Luxury and Lifestyle Franchised Hotel of the Year in the U.S. and Canada and named the #8 hotel in the Mid-Atlantic by *Conde Nast Traveler* Readers' Choice Awards. Additionally, the hotel was named #1 in Pittsburgh by U.S. News & World Report and received the 2025 AAA Four Diamond Award from the American Automobile Association.

We manage The Lofton® Hotel in the heart of downtown Minneapolis, Minnesota. The 251-room hotel is ideally located next to sports venues, theatres, shopping, and live music. The full-service lifestyle property features 11,600 square feet of event space along with two dining outlets: Mezzo Mezzo and Cosmos Restaurant. We own a 24.7% minority equity interest in this hotel. The hotel is recognized as a AAA Three Diamond Hotel from the American Automobile Association and was noted in a recent study done by Maid Sailors as the cleanest hotel in the cleanest hotel market of Minneapolis. Additionally, The Lofton Hotel is scheduled to undergo renovations in 2026 including various updates to guest rooms, outlets, and public spaces.

We also provide hospitality management services, including check-in, housekeeping and maintenance, for a vacation ownership development adjacent to the Grand Geneva Resort & Spa branded as the Holiday Inn Club Vacations at Lake Geneva Resort. The development includes 68 two-room timeshare units (136 rooms) and a timeshare sales center.

We also manage two condominium hotels, Timber Ridge Lodge & Waterpark and Platinum Hotel & Spa, under long-term management contracts. Our share of revenues from the rental of hotel rooms is larger at these locations than typical hotel management contracts because, under agreed-upon rental programs, room revenues are shared at a defined percentage with individual condominium owners. In addition, we generally own the other revenue producing areas of these facilities, including all restaurants, lounges, spas and gift shops, as applicable, and retain all of the revenues from these outlets.

Timber Ridge Lodge & Waterpark is an indoor/outdoor waterpark and condominium hotel complex in Lake Geneva, Wisconsin. Timber Ridge Lodge & Waterpark is a 225-unit condominium hotel on the same campus as the Grand Geneva Resort & Spa. Timber Ridge Lodge & Waterpark also has meeting rooms totaling 3,500 square feet, a general store, a full-service restaurant, a snack bar and an entertainment arcade with mini bowling. The indoor waterpark and on-site restaurant underwent a comprehensive renovation in 2023. In 2025, Timber Ridge was named #5 in *USA Today's* 10Best Indoor Waterparks.

Platinum Hotel & Spa is a condominium hotel in Las Vegas, Nevada just off the Las Vegas Strip, and own the hotel's public space. The Platinum Hotel & Spa has 255 one and two-bedroom suites. This non-gaming, non-smoking hotel also has a lounge, an indoor-outdoor heated pool and 14,897 square feet of meeting space, including 6,336 square feet of outdoor space. We own 16 previously unsold condominium units at the Platinum Hotel & Spa. In 2025, the Platinum Hotel & Spa was recognized as a top hotel in Las Vegas by *Conde Nast Traveler* Readers' Choice Awards.

We own the *SafeHouse* restaurant in Milwaukee, Wisconsin. The spy-themed restaurant and bar has operated since 1966, making it a Milwaukee icon for locals and tourists alike. We have owned and operated *SafeHouse* since 2015.

Our Wisconsin Hospitality Linen Service (WHLS) business unit provides commercial laundry services for our hotel and resort properties in Wisconsin and for other unaffiliated hotels in the Midwest. WHLS processed approximately 13 and 15 million pounds of linen in 2025 and 2024, respectively. WHLS has been a leader in commercial laundry services for the hospitality industry in the Midwest for over 30 years.

We operate many award-winning restaurants and lounges within our hotel portfolio that have earned distinctions such as the TripAdvisor® Travelers' Choice, Best Of Awards, OpenTable Diner's Choice Awards, and the *Wine Spectator* Award of Excellence.

Competition

Both of our businesses experience intense competition from national, regional and local chain and franchise operations, some of which have substantially greater financial and marketing resources than we have. Most of our facilities are located in close proximity to competing facilities.

Our movie theatres compete with large national movie theatre operators, such as AMC Entertainment, Cinemark and Regal Cinemas, as well as with a wide array of smaller first-run exhibitors. Movie exhibitors also face competition from a number of other movie exhibition delivery systems, such as streaming services, premium video-on-demand (PVOD), digital downloads, video-on-demand, pay-per-view, network and syndicated television. We also face competition from other forms of entertainment competing for the public's leisure time and disposable income including, but not limited to, sporting events, live performance arts, concerts, user-generated short-form content platforms such as YouTube and social media.

Our hotels and resorts compete with the hotels and resorts operated and/or franchised by Hyatt Corporation, Marriott Corporation, Hilton Worldwide and others, along with other regional and local hotels and resorts. We also face competition from alternative channels of distribution in the travel industry, such as peer-to-peer inventory sources that allow travelers to book stays on websites that facilitate short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms, such as Airbnb, Vrbo and HomeAway. We compete for hotel management agreements with a wide variety of national, regional and local management companies based upon many factors, including the value and quality of our management services, our reputation, our ability and willingness to invest our capital in joint venture projects, the level of our management fees and our relationships with property owners and investors.

We believe that the principal factors of competition in both of our businesses, in varying degrees, are the price and quality of the product, quality and location of our facilities and customer service. We believe that we are well positioned to compete on the basis of these factors.

Seasonality

Our first fiscal quarter typically produces the weakest operating results in our hotels and resorts division due primarily to the effects of reduced travel during the winter months. Our second and third fiscal quarters often produce our strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the summer strength of the lodging business. Due to the fact that the week between Christmas and New Year's Eve is historically one of the strongest weeks of the year for our theatre division, the specific timing of the last Thursday in December has historically had an impact on the results of our fiscal first and fourth quarters in that division. See the *General* section within Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K for further discussion of the change in our fiscal year beginning in fiscal 2025.

Environmental Regulation

Federal, state and local environmental legislation has not had a material effect on our capital expenditures, earnings or competitive position. However, our activities in acquiring and selling real estate for business development purposes have been complicated by the continued emphasis that our personnel must place on properly analyzing real estate sites for potential environmental problems. This circumstance has resulted in, and is expected to continue to result in, greater time and increased costs involved in acquiring and selling properties associated with our various businesses.

Additionally, in connection with our ownership, management, and development of properties, we are subject to various federal, state, and local laws, ordinances, and regulations relating to environmental protection. Under some of these laws, a current or former owner or operator of real property may be held liable for the costs of investigating or remediating hazardous or toxic substances or wastes on, under, or in such real property, as well as third-party sites where the owner or operator sent wastes for disposal. Such laws may impose liability without regard to whether the owner or operator knew, or was at fault in connection with, the presence or release of such hazardous substances or wastes. Although we are not aware of any current material obligations for investigating or remediating hazardous substances or wastes at our owned properties, the future discovery of substances or wastes at any of our owned properties, or the failure to remediate such contaminated property properly, could adversely affect our ability to develop or sell such real estate, or to borrow using such real estate as collateral. In addition, the costs of investigating or remediating contamination at our properties or at properties where we sent substances or wastes for disposal, may be substantial.

We are also subject to various requirements, including those contained in environmental permits required for our operations, governing air emissions, effluent discharges, the use, management, and disposal of hazardous substances and wastes, and health and safety. From time to time, we may be required to manage, abate, or remove mold, lead, or asbestos-containing materials at our properties. We believe our properties and operations are in compliance, in all material respects, with all federal, state, and local environmental laws and ordinances. However, additional operating costs and capital expenditures could be incurred if additional or more stringent requirements are enacted in the future.

Human Capital and Corporate Responsibility

Our focus on "People Pleasing People" is at the heart of how we care for our guests, customers and employees. We recognize that our success is dependent on our employees' commitment to delivering quality service to our guests and customers. Therefore, our strategic priorities include continuing to develop a committed team dedicated to service and fostering a diverse and inclusive culture that prioritizes well-being and emphasizes development and growth for all employees.

Employees

As of December 31, 2025, we had approximately 8,390 employees, approximately 72% of whom were employed on a variable or part-time basis. A number of our employees at The Pfister Hotel and the Hilton Milwaukee are covered by collective bargaining agreements which will expire on February 14, 2028, May 31, 2028, June 30, 2028, and December 31, 2029. A number of our employees at the Lofton Hotel are covered by a collective bargaining agreement which expires November 1, 2026. A number of our employees at the AC Chicago Hotel are covered by a collective bargaining agreement which expires December 23, 2029. A number of employees at Hilton Madison Monona Terrace organized as a union during fiscal 2025, and we are currently negotiating a collective bargaining agreement with these employees. As of the end of fiscal 2025, approximately 8% of our employees were covered by collective bargaining agreements, of which approximately 12% were covered by an agreement that will expire on or before December 31, 2026.

Employee Well-being and Retention

We believe our employees are among our most important resources and are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations, and our management team routinely reviews employee turnover rates at various levels of the organization. Management also reviews employee engagement and satisfaction surveys to monitor employee morale and receive feedback on a variety of issues. We pay our employees competitively and offer a broad range of company-paid benefits, which we believe are competitive with others in our industry. Both of our operating divisions have experienced challenges related to labor shortages that have arisen as the country emerged from the pandemic. Difficulties in hiring new associates has, at times, impacted our ability to service our increasing customer counts in both theatres and hotels and has increased labor costs.

Culture & Ethics

We are committed to maintaining an equal opportunity workplace. Our management teams and all of our employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must adhere to a code of conduct that sets standards for appropriate behavior and includes required annual training on preventing, identifying, reporting and stopping any type of unlawful discrimination.

Website Information and Other Access to Corporate Documents

Our corporate website is *www.marcuscorp.com.* All of our Form 10-Ks, Form 10-Qs and Form 8-Ks, and amendments thereto, are available free of charge on this website as soon as practicable after they have been filed with the SEC. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report. In addition, our corporate governance guidelines and the charters for our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available free of charge on our website. If you would like us to mail you a copy of our corporate governance guidelines or a committee charter, please contact Thomas F. Kissinger, Senior Executive Vice President, General Counsel and Secretary, The Marcus Corporation, 111 East Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin 53202.

Item 1A.   **Risk Factors.**

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected.

Operational Risks

A pandemic or epidemic may have a material adverse effect on our theatre and hotels and resorts businesses, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness, and future pandemics or epidemics may have similar material adverse effects in the future.

The COVID-19 pandemic had an unprecedented impact on both of our business segments. As an operator of movie theatres, hotels and resorts, restaurants and bars, each of which consists of spaces where customers and guests gather in close proximity, our businesses were significantly impacted by protective actions that federal, state and local governments took to control the spread of the pandemic. These actions included, among other things, declaring national and state emergencies, encouraging social distancing, restricting freedom of movement and congregation, mandating non-essential business closures and/or capacity restrictions, issuing shelter-in-place, quarantine and stay-at-home orders, and issuing masking and/or vaccination mandates.

We cannot predict if a similar or different pandemic or epidemic may occur again in the future. The longer and more severe the outbreak of infectious disease, including repeat or cyclical outbreaks or future pandemics or epidemics, the more severe the adverse effects will be on our businesses, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness.

Fears and concerns regarding future pandemics could cause our customers to again avoid assembling in public spaces, even in the absence of government directives or restrictions. We would have no control over and cannot predict the length of any future required closure of or restrictions on our theatres and hotels and resorts due to future pandemics or epidemics. If we are unable to generate revenues due to a future prolonged period of closure, this would negatively impact our ability to remain in compliance with our debt covenants, meet our payment obligations and fund capital projects. In such an event, we would either seek covenant waivers or attempt to amend our debt covenants, though there is no certainty that we would be successful in such efforts. If we are not successful in such efforts, our lenders could declare a default and require immediate repayment of amounts owing under our Credit Agreement and senior notes, which could have a material adverse effect on our ability to operate our business. Additionally, we could seek additional liquidity through the issuance of new debt or equity. Our ability to obtain additional financing and the terms of any such additional financing would depend in part on factors outside of our control, and we may be unable to obtain such additional financing on acceptable terms or at all.

The lack of both the quantity and audience appeal of motion pictures may adversely affect our financial results.

The financial results of our movie theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which we have no control. The relative success of our movie theatre business will continue to be largely dependent upon the quantity and audience appeal of films made available by the movie studios and other producers. Poor performance of films, a disruption in the production of films due to events such as a strike by actors, writers or directors, or a reduction in the marketing efforts of the film distributors to promote their films could have an adverse impact on our business and results of operations. Our industry experienced a significant reduction in the quantity of films available to exhibit in theatres in the years following the COVID-19 pandemic. The quantity of new film releases available for theatrical exhibition during fiscal 2023 and fiscal 2024 was negatively impacted by the shutdown of movie production during the Writers Guild of America (WGA) and Screen Actors Guild - American Federation of Television and Radio Artists (SAG-AFTRA) labor strikes that occurred during fiscal 2023. Studios may also determine that certain types of films will not be released for theatrical exhibition and will go straight to streaming services, further impacting the quantity of films available. Also, our quarterly results of operations are significantly dependent on the quantity and audience appeal of films that we exhibit during each quarter. As a result, our quarterly results may be unpredictable and somewhat volatile.

Our financial results may be adversely impacted by unique factors affecting the theatre exhibition industry, such as the shrinking video release window, the piracy of feature films and the increasing use of alternative film distribution channels and other competing forms of entertainment.

Over the last decade, the average video release window, which represents the time that elapses from the date of a film's theatrical release to the date a film is released to other channels, including streaming services, video on-demand ("VOD") and DVD, has decreased from approximately six months to approximately 45 days and in some more limited instances, films have been immediately released to such alternative channels without any theatrical release. Some studios have created shorter premium VOD ("PVOD") windows, including a 17-day PVOD window for certain films and a 30 to 60-day PVOD window for certain more successful films. In addition, some studios have released certain films theatrically and on their proprietary streaming services on the same day and date. Although other major studios have not taken this approach and several have reaffirmed their commitment to an exclusive theatrical distribution window for film releases, we can provide no assurance that these release windows, which are determined by the film studios and are subject to negotiation and acceptance by exhibitors, will not shrink further, which could have an adverse impact on our movie theatre business and results of operations. Variable or shorter theatrical-to-PVOD windows may condition consumers to wait for home releases, particularly for non-blockbuster titles.

In some cases, films produced by streaming services have had limited theatrical releases exclusively with certain theatre exhibitors or exclusively for certain branded premium large format screens, which may significantly limit our ability to exhibit these films. Partnerships between directors, studios and theatrical technology firms have resulted in several wide-release films being marketed and promoted specifically for certain branded premium large format screens, which may negatively impact our market share for such films. The availability of alternative content such as concerts, live sporting events and other special events is subject to exclusive licensing agreements with distributors or other exhibitors who may not license us exhibition rights, or may be distributed exclusively to certain branded premium large format screens where our presence is limited.

The impact from the adoption of artificial intelligence ("AI") technology in film and content production continues to rapidly evolve in the industry. The adoption of generative AI in filmmaking may lead to a higher volume of low-cost, high-quality content available directly to consumers. Additionally, potential labor disputes or intellectual property litigation related to AI usage could disrupt the studio production pipeline, leading to delays in our film supply.

Piracy of motion pictures is prevalent in many parts of the world. Technological advances allowing the unauthorized dissemination of motion pictures increase the threat of piracy by making it easier to create, transmit and distribute high quality unauthorized copies of such motion pictures. The day and date release of films to studios' proprietary streaming services has shortened the timing for availability of high quality unauthorized copies of such motion pictures. The proliferation of unauthorized copies and piracy of motion pictures may have an adverse effect on our movie theatre business and results of operations.

We face competition for movie theatre patrons from a number of alternative motion picture distribution channels, such as network, cable and satellite television, video on-demand, pay-per-view television, digital downloads and streaming services. In some cases, streaming services are producing theatrical-quality original content that is bypassing the theatrical release window entirely. Periodically, internet ticketing intermediaries introduce services and products with the stated intention of increasing movie-going frequency. The actual impact these services and products may have on our relationship with the customer and our results of operations is unknown at this time. We also compete with other forms of entertainment competing for our patrons' leisure time and disposable income such as concerts, amusement parks, sporting events, family and sports entertainment centers, home entertainment systems, user-generated short-form content platforms such as YouTube, social media, video games and portable entertainment devices including tablet computers and smart phones. An increase in popularity of these alternative film distribution channels and competing forms of entertainment may have an adverse effect on our movie theatre business and results of operations.

A deterioration in relationships with or consolidation of film distributors could adversely affect our ability to obtain commercially successful films or increase our costs to obtain such films.

We rely on the film distributors for the motion pictures shown in our theatres. The film distribution business is highly concentrated, with six major film distributors accounting for approximately 84% of U.S. box office revenues during 2025. Our business depends to a significant degree on maintaining good relationships with these distributors. Deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films or increase our costs to obtain such films and adversely affect our business and results of operations. Consolidation of major studios and distributors or the acquisition of a major studio and distributor by industry participants who do not distribute films to theatrical exhibition could significantly reduce the supply of film releases and have an adverse effect on our business. Because the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases and consent decrees, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually. Consolidation of major studios and distributors could limit our ability to maintain or negotiate favorable licensing terms, increasing our costs to obtain such films and adversely effecting our business and results of operations. We are periodically subject to audits on behalf of the film distributors to ensure that we are complying with the applicable license agreements.

The relative industry supply of available rooms at comparable lodging facilities may adversely affect our financial results.

Historically, a material increase in the supply of new hotel rooms in a market can destabilize that market and cause existing hotels to experience decreasing occupancy, room rates and profitability. Financial subsidies from local or state government and federal programs, such as EB-5, create incentives for investment in new hotel development that increase the supply of hotel rooms and may subsidize new competition. If such over-supply occurs in one or more of our major markets, we may experience an adverse effect on our hotels and resorts business and results of operations.

Each of our business segments and properties experience ongoing intense competition.

In each of our businesses, we experience intense competition from national, regional and local chain and franchise operations, some of which have substantially greater financial and marketing resources than we have. Most of our facilities are located in close proximity to other facilities which compete directly with ours. The motion picture exhibition industry is fragmented and highly competitive with no significant barriers to entry. Theatres operated by national and regional circuits and by small independent exhibitors compete with our theatres, particularly with respect to film licensing, attracting patrons and developing new theatre sites. Moviegoers are generally not brand conscious and often choose a theatre based on its location, selection of films, amenities and showtimes. With respect to our hotels and resorts division, our ability to remain competitive and to attract and retain business and leisure travelers depends on our success in distinguishing the quality, value and efficiency of our lodging products and services from those offered by others. If we are unable to compete successfully in either of our divisions, this could adversely affect our results of operations.

Changes in the availability of and the cost of labor could adversely affect our business.

Our business could be adversely impacted by increases in labor costs, including wages and benefits (which are two of our most significant costs) including those increases triggered by regulatory actions regarding wages, scheduling and benefits; increased health care and workers' compensation insurance costs; increased wages and costs of other benefits necessary to attract and retain high quality employees with the right skill sets. A constrained labor market may result in increasing levels of employee turnover, making it increasingly difficult to locate and hire sufficient numbers of employees and to train employees to deliver a consistently high-quality customer experience, which could materially harm our business and results of operations. Changes to U.S. immigration policy may negatively impact the overall hourly labor supply and indirectly increase our costs in the hourly labor market. Furthermore, at times we have experienced, and could continue to experience, a shortage of labor for theatres and hotels and resorts positions, which could decrease the pool of available qualified talent for key functions. Labor shortages may also result in an increased use of contractors to perform certain operations and may result in higher costs.

Supply chain disruptions may negatively impact our operating results.

We rely on a limited number of suppliers for certain products, supplies and services. Shortages, delays, or interruptions in the availability of food and beverage items and other supplies to our theatres and restaurants may be caused by adverse weather conditions; natural disasters; governmental regulation; pandemic-related supply chain impacts; recalls; commodity availability; seasonality; public health crises or pandemics; labor issues or other operational disruptions; the inability of our suppliers to manage adverse business conditions, obtain credit or remain solvent; or other conditions beyond our control. Such shortages, delays or interruptions could adversely affect the availability, quality, and cost of the items we buy and the operations of our business. Supply chain risk, including the risk of new tariffs, could increase our costs and limit the availability of products that are critical to our operations.

Adverse weather conditions, particularly during the winter in the Midwest and in our other markets, may adversely affect our financial results.

Poor weather conditions adversely affect business and leisure travel plans, which directly impacts our hotels and resorts division. In addition, theatre attendance on any given day may be negatively impacted by adverse weather conditions. In particular, adverse weather during peak movie-going weekends or holiday periods may negatively affect our results of operations. Adverse winter weather conditions may also increase our snow removal and other maintenance costs in both of our divisions.

Our results are seasonal, resulting in unpredictable and varied quarterly results.

Our first fiscal quarter typically produces the weakest operating results in our hotels and resorts division due primarily to the effects of reduced travel during the winter months. Our second and third fiscal quarters often produce our strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the summer strength of the lodging business. Due to the fact that the week between Christmas and New Year's Eve is historically one of the strongest weeks of the year for our theatre division, prior to the change in our fiscal year in fiscal 2025, the specific timing of the last Thursday in December had an impact on the results of our fiscal first and fourth quarters in that division.

Our properties are subject to risks relating to acts of God, terrorist activity and war and any such event may adversely affect our financial results.

Acts of God, natural disasters, war (including the potential for war), terrorist activity (including threats of terrorist activity), incidents of violence in public venues such as hotels and movie theatres, pandemics and epidemics (such as COVID-19, SARS, bird flu and swine flu), travel-related accidents, as well as political unrest and other forms of civil strife and geopolitical uncertainty may adversely affect the lodging and movie exhibition industries and our results of operations. Terrorism or other similar incidents may significantly impact business and leisure travel or consumer choices regarding out-of-home entertainment options and consequently demand for hotel rooms or movie theatre attendance may suffer. In addition, inadequate preparedness, contingency planning, insurance coverage or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the reputation of our businesses.

If the amount of sales made through third-party internet travel intermediaries increases significantly, consumer loyalty to our hotels could decrease and our revenues could fall.

We expect to derive most of our business from traditional channels of distribution. However, consumers also use internet travel intermediaries regularly. Some of these intermediaries are attempting to increase the importance of price and general indicators of quality (such as "four-star downtown hotel") at the expense of brand/hotel identification. These agencies hope that consumers will eventually develop brand loyalties to their reservation system rather than to our hotels. If the amount of sales made through internet travel intermediaries increases significantly and consumers develop stronger loyalties to these intermediaries rather than to our hotels, we may experience an adverse effect on our hotels and resorts business and results of operations.

Financial Risks

Adverse economic conditions in our markets may adversely affect our financial results.

Downturns or adverse economic conditions affecting the United States economy generally, and particularly downturns or adverse economic conditions in the Midwest and in our other markets, adversely affect our results of operations, particularly with respect to our hotels and resorts division. Poor economic conditions can significantly adversely affect the demand of business and group travel customers, which have historically been among the largest customer segments for our hotels and resorts division. Specific economic conditions that may directly impact travel, including financial instability of air carriers and increases in gas and other fuel prices, may adversely affect our results of operations. Additionally, although our theatre business has historically performed well during economic downturns as consumers seek less expensive forms of out-of-home entertainment, a significant reduction in consumer confidence or disposable income in general may temporarily affect the demand for motion pictures or severely impact the motion picture production industry, which, in turn, may adversely affect our results of operations.

Our businesses are heavily capital intensive and preopening and start-up costs, increasing depreciation expenses and impairment charges may adversely affect our financial results.

Both our movie theatre and hotels and resorts businesses are heavily capital intensive. Purchasing properties and buildings, constructing buildings, renovating and remodeling buildings and investing in joint venture projects all require substantial upfront cash investments before these properties, facilities and joint ventures can generate sufficient revenues to pay for the upfront costs and positively contribute to our profitability. In addition, many growth opportunities, particularly for our hotels and resorts division, require lengthy development periods during which significant capital is committed and preopening costs and early start-up losses are incurred. We expense these preopening and start-up costs as incurred. As a result, our results of operations may be adversely affected by our significant levels of capital investments. Additionally, to the extent we capitalize our capital expenditures, our depreciation expenses may increase, thereby adversely affecting our results of operations. Several of our hotels are scheduled for significant reinvestment in the next one to two years.

We periodically consider whether indicators of impairment of long-lived assets held for use are present. Demographic changes, economic conditions and competitive pressures may cause some of our properties to become unprofitable. Deterioration in the performance of our properties could require us to recognize impairment losses, thereby adversely affecting our results of operations.

Adverse economic conditions, including disruptions in the financial markets, may adversely affect our ability to obtain financing on reasonable and acceptable terms, if at all, and impact our ability to achieve certain of our growth objectives.

We expect that we will require additional financing over time, the amount of which will depend upon a number of factors, including the number of theatres and hotels and resorts we acquire and/or develop, the amount of capital required to refurbish and improve existing properties, the amount of existing indebtedness that requires repayment in a given year and the cash flow generated by our businesses. Downturns or adverse economic conditions affecting the United States economy generally, and the United States equity and credit markets specifically, may adversely impact our ability to obtain additional short-term and long-term financing on reasonable terms or at all, which would negatively impact our liquidity and financial condition. As a result, a prolonged downturn in the equity or credit markets would also limit our ability to achieve our growth objectives.

We may not be able to obtain capital when desired on favorable terms, if at all, and we may not be able to obtain capital or complete acquisitions through the use of equity or without dilution to our shareholders.

We may need additional financing to execute on our current or future business strategies, including to develop new or enhance existing products and services, acquire businesses and technologies, or otherwise to respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we accumulate additional funds through debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot provide assurances that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services, or otherwise respond to competitive pressures would be significantly limited. Any of these factors could harm our results of operations.

Our ability to pay dividends or repurchase common stock may be limited or otherwise restricted.

Under our debt agreements, we may pay a cash dividend or repurchase common stock provided we have satisfied certain financial covenants in, and are not in default under, the debt agreements. During periods of significant business disruption in the past we have suspended the payment of dividends on shares of our common stock. Ultimately, the declaration of future dividends on our common stock and authorization of common stock repurchases will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, limitations in our debt agreements and legal requirements.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to repay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our businesses may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on our business and results of operations.

Strategic Risks

We may not achieve the expected benefits and performance of our strategic initiatives and acquisitions.

Our key strategic initiatives in our theatre and hotels and resorts divisions often require significant capital expenditures to implement. We expect to benefit from revenue enhancements and/or cost savings as a result of these initiatives. However, there can be no assurance that we will be able to generate sufficient cash flow from these initiatives to provide the return on investment we anticipated from the required capital expenditures.

There also can be no assurance that we will be able to generate sufficient cash flow to realize anticipated benefits from any strategic acquisitions that we may enter into. Although we have a history of successfully integrating acquisitions into our existing theatre and hotels and resorts businesses, any acquisition may involve operating risks, such as (1) the difficulty of assimilating and integrating the acquired operations, systems and personnel into our current business; (2) the potential disruption of our ongoing business; (3) the diversion of management's attention and other resources; (4) the possible inability of management to maintain uniform standards, controls, policies and procedures; (5) the risks of entering markets in which we have little or no expertise; (6) the potential impairment of relationships with employees; (7) the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and (8) the possibility the acquired property or properties do not perform as expected.

Our ability to identify suitable properties to acquire, develop and manage will directly impact our ability to achieve certain of our growth objectives.

A portion of our ability to successfully achieve our growth objectives in both our theatre and hotels and resorts divisions is dependent upon our ability to successfully identify suitable properties to acquire, develop and manage. Failure to successfully identify, acquire and develop suitable and successful locations for new lodging properties and theatres will substantially limit our ability to achieve these important growth objectives.

Our ability to identify suitable joint venture partners or raise investment funds to acquire, develop and manage hotels and resorts will directly impact our ability to achieve certain of our growth objectives.

In addition to acquiring or developing hotels and resorts or entering into management contracts to operate hotels and resorts for other owners, we have from time to time invested, and expect to continue to invest, in such projects as a joint venture partner. We have also indicated that we may act as an investment fund sponsor in order to acquire additional hotel properties. A portion of our ability to successfully achieve our growth objectives in our hotels and resorts division is dependent upon our ability to successfully identify suitable joint venture partners or raise investments funds to acquire, develop and manage hotels and resorts. Failure to successfully identify suitable joint venture partners or raise equity for an investment fund will substantially limit our ability to achieve these growth objectives.

Investing through partnerships or joint ventures decreases our ability to manage risk.

Joint venture partners may have shared control or disproportionate control over the operation of our joint venture assets. Therefore, our joint venture investments may involve risks such as the possibility that our joint venture partner in an investment might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by our joint venture partners might subject hotels and resorts owned by the joint venture to additional risk. Further, we may be unable to take action without the approval of our joint venture partners. Alternatively, our joint venture partners could take actions binding on the joint venture without our consent.

Legal, Regulatory and Compliance Risks

Recalls of food products and associated costs could adversely affect our reputation and financial condition.

We may be found liable if the consumption of any of the food products we sell in our theatres or hotels causes illness or injury. We are also subject to recalls by product manufacturers or if food products become contaminated. Recalls could result in losses due to the cost of the recall, the destruction of the product and lost sales due to the unavailability of the product for a period of time.

We are subject to substantial government regulation, which could entail significant cost.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, equal employment, environmental, and licensing for the sale of food and alcoholic beverages. Our properties must also comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines or an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. Changes in existing laws or implementation of new laws, regulations and practices could also have a significant impact on our business. For example, a significant portion of our staff level employees are part-time workers who are paid at or near the applicable minimum wage in the relevant jurisdiction. Increases in the minimum wage and implementation of reforms requiring the provision of additional benefits would increase our labor costs.

We are subject to complex taxation and could be subject to changes in our tax rates, the adoption of new tax legislation or exposure to additional tax liabilities.

We are subject to different forms of taxation in the federal, state and local jurisdictions where we operate. Current economic and political conditions make tax rates in any jurisdiction subject to significant change. Our future effective tax rate could be affected by changes in the mix of earnings in jurisdictions with differing tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. In addition, the tax authorities may not agree with the determinations we have made and such disagreements could result in lengthy legal disputes and, ultimately, in the payment of additional amounts for tax, interest and penalties. If our effective tax rate were to increase, or if the ultimate determination of our taxes owed in the U.S. or any of our jurisdictions is for an amount in excess of amounts previously accrued, our operating results, cash flows and financial condition could be adversely affected.

General Risks

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

While we are currently not subject to any securities litigation or shareholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert the attention of our management and board of directors and resources from our business.

Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation or activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation or shareholder activism.

Our stock price may be volatile, which could result in securities class action litigation against us.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this report, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us and research analyst coverage about our business.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, have and may continue to affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business. See "Risks related to our business and industry—Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business strategy and impact our stock price."

Certain provisions of our articles of incorporation and bylaws and of Wisconsin law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our stock.

Our articles of incorporation and our bylaws contain provisions that could delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by shareholders to replace or remove our current management or members of our board of directors.

We rely on our information systems to conduct our business, and any failure to protect our information systems and other confidential information against cyber attacks or other information security breaches or any failure or interruption to the availability of our information systems could have a material adverse effect on our business.

The operation of our business depends on the efficient and uninterrupted operation of our and our service providers' information technology systems. Our information technology systems, and those of our service providers, may become unavailable or may fail to perform as anticipated, for any reason, including cyber attacks, loss of power, or human error. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber attacks. Our and our service providers' information technology systems have experienced, and may experience in the future, cyber attacks and other security incidents, and any significant interruption in or failure of our information systems, or those of our service providers, or any breach of our or their information systems or other confidential information could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, expose us to litigation, increase our costs or cause losses. As cyber and other information security threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Additionally, the legal and regulatory environment surrounding information security and privacy in the United States is constantly evolving. Violation or non-compliance with any of these laws or regulations, contractual requirements relating to data security and privacy, or with our own privacy and security policies, either intentionally or unintentionally, or through the acts of intermediaries could have a material adverse effect on our brands, reputation, business, financial condition and results of operations, as well as subject us to significant fines, litigation, losses, third-party damages and other liabilities.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Cybersecurity Governance

We are committed to protecting our intellectual property, customer and employee data, and the information technology systems critical to keeping our customers, employees, contractors and others aligned and allowing our operations to function properly. Our Board of Directors and its committees are involved on an ongoing basis in the oversight of our material enterprise-related risks, including cybersecurity risks. Our processes for oversight of cybersecurity-related risks are fully integrated into our overall enterprise risk management program, which is led by our General Counsel. We assign a member of our executive management team to report material information to our Board of Directors regarding each of our most significant enterprise risks. We have identified a separate risk for enterprise cybersecurity. The Audit Committee, in consultation with the Chief Information Officer, provides primary oversight for cybersecurity risk for the company.

The information security operations team within our information technology function reports to our Chief Information Officer, who regularly updates our Board of Directors and the Audit Committee. The function is governed by various policies on different aspects of cybersecurity. Our Board of Directors and the Audit Committee, as applicable, then reviews such information, including management's proposed mitigation strategies and plans, to monitor our progress on mitigating the risks.

Our Chief Information Officer and General Counsel meet regularly with the Board of Directors and its committees to review relevant areas including:

- Key metrics of the information security/cybersecurity program;

- The purchase of cybersecurity risk insurance to mitigate exposure to the company;

- Monitoring and testing of backup and disaster recovery process;

- Cybersecurity incident response and remediation procedures; and

- Metrics of the company's training and compliance program on information security and awareness of cyber risk.

In addition, we have a management Cybersecurity Committee, which functions as a steering committee, to provide oversight and strategic direction for the cybersecurity program. The Cybersecurity Committee is comprised of our Chief Information Officer & Theatres Chief Information Technology Officer ("CIO"), Hotels Chief Information Technology Officer, Vice President of Information Security, General Counsel, and Chief Financial Officer. The Cybersecurity Committee meets quarterly to review the cybersecurity program, including risks and the status of key initiatives.

Our CIO has served in various roles in information technology for over 35 years. Our Hotels Chief Information Technology Officer holds an undergraduate degree in business administration and a master's degree in management of information systems and has served in various roles in information technology for over 30 years. Our Vice President of Information Security has served in various roles in information technology and information security for over 15 years. Our General Counsel and Chief Financial Officer each holds undergraduate and graduate degrees in their respective field, and each has significant experience managing risks at the company and at similar companies, including risks arising from cybersecurity threats.

Cybersecurity Risk Management Strategy

In addition to our Cybersecurity Committee, an information security operations team is in place, which monitors the environment for cybersecurity incidents on a continuous basis. We have also established incident response plans to assess and manage cybersecurity incidents. These plans, which are tested at least annually, include escalation procedures based on the nature and severity of the incident. The most critical incidents, which could be material to the company, are escalated to the Cybersecurity Committee. The Cybersecurity Committee, in coordination with internal and external advisors and legal counsel, is responsible for determining the materiality of cybersecurity incidents and coordinating any necessary disclosures. A materiality decision framework, which includes both quantitative and qualitative factors, is in place to guide the materiality decision. Critical cybersecurity incidents which are determined to be material are escalated to the Audit Committee, and when appropriate, to the Board of Directors.

We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective knowledge, tools, and awareness to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices. The personnel training occurs at the time of hiring and at least once annually thereafter. The Cybersecurity Committee, along with other members of executive management, practices the incident response process through an annual tabletop exercise facilitated by external consultants.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, disaster recovery testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board of Directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

A third-party risk management program is in place to address the risks posed by third parties. Through this program, the company evaluates the type of data that is shared with the third party and gains an understanding of the third party's cybersecurity risk profile. Higher risk third parties complete a vendor security self-assessment designed to provide a deeper level of understanding of the third party's risks and controls. Based on the results of this assessment, the entity may be added to our third-party monitoring solution, which provides updates and alerts related to the company's externally facing security posture.

Cybersecurity Threats

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the company, including its business strategy, results of operations or financial condition.

Item 2. Properties.

We own the real estate of a substantial portion of our facilities, including, as of December 31, 2025, The Pfister Hotel, the Hilton Milwaukee, the Hilton Madison at Monona Terrace, the Grand Geneva Resort & Spa, Saint Kate – The Arts Hotel, The Lincoln Marriott Cornhusker Hotel, and the majority of our theatres. We lease the remainder of our facilities. As of December 31, 2025, we also managed two hotels for joint ventures in which we have a minority interest and 8 hotels, resorts, theatres and other properties that are owned by a third party. Additionally, we own surplus land and several former operating properties. All of our properties are suitably maintained and adequately utilized to cover the respective business segment served.

Our owned, leased and managed properties are summarized, as of December 31, 2025, in the following table:

Business Segment	Total Number of Facilities in Operation	Owned[1]	Leased from Unrelated Parties[2]	Managed for Related Parties	Managed for Unrelated Parties
Theatres:					
Movie Theatres	78	43	34	—	1
Family Entertainment Center	1	1	—	—	—
Hotels and Resorts:					
Hotels	14	5	1	2	6
Resorts	1	1	—	—	—
Other Properties[3]	3	—	2	—	1
Total	97	50	37	2	8

(1) Four of the movie theatres are on land leased from unrelated parties.

(2) The 34 theatres leased from unrelated parties have a total of 368 screens. One *Ultra*Screen adjacent to an owned theatre is leased from an unrelated party.

(3) Includes a vacation ownership development adjacent to the Grand Geneva Resort & Spa owned by Orange Lake Resort & Country Club of Orlando, Florida, for which we provide hospitality management services and the *SafeHouse* restaurant located in Milwaukee, Wisconsin which we lease from an unrelated party and is managed by our hotels and resorts division. Also includes retail food outlets and a bar in the building complex adjacent to our Saint Kate - The Arts Hotel and corporate office that we lease from an unrelated third party and are managed by our hotels and resorts division.

Certain of the individual properties or facilities identified above are subject to purchase money or construction mortgages or commercial lease financing arrangements, but we do not consider these encumbrances, individually or in the aggregate, to be material.

All of our operating property leases expire on various dates after the end of fiscal 2026 (assuming we exercise all of our renewal and extension options).

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Each of our executive officers is identified below together with information about each officer's age, position and employment history for at least the past five years:

Name	Position	Age
Gregory S. Marcus	Chairman of the Board, President and Chief Executive Officer	61
Thomas F. Kissinger	Senior Executive Vice President, General Counsel and Secretary and Director	65
Chad M. Paris	Chief Financial Officer and Treasurer	44
Mark A. Gramz	President, Marcus Theatres	71
Michael R. Evans	President, Marcus Hotels & Resorts	55

Gregory S. Marcus joined our company in March 1992 as Director of Property Management/Corporate Development. He was promoted in 1999 to our Senior Vice President – Corporate Development and became an executive officer in July 2005. He has served as our President since January 2008 and was elected our Chief Executive Officer in January 2009. He was elected to serve on our Board of Directors in October 2005 and was elected Chairman of the Board in May 2023. He is the son of Stephen H. Marcus, our Chairman Emeritus.

Thomas F. Kissinger joined our company in August 1993 as our Secretary and Director of Legal Affairs. In August 1995, he was promoted to our General Counsel and Secretary and in October 2004, he was promoted to Vice President, General Counsel and Secretary. In August 2013, he was promoted to Senior Executive Vice President, General Counsel and Secretary. He also formerly served as interim President of Marcus Hotels & Resorts. Prior to August 1993, Mr. Kissinger was an associate with the law firm of Foley & Lardner LLP for five years. He was elected to our Board of Directors in August 2023.

Chad M. Paris joined our company in October 2021 as Corporate Controller and Treasurer. Mr. Paris was promoted to Chief Financial Officer and Treasurer effective May 15, 2022, following the retirement of Douglas A. Neis. Prior to joining The Marcus Corporation, he served as Senior Vice President and Chief Financial Officer at Jason Group, Inc., formerly Jason Industries, Inc. ("Jason Group"), a Milwaukee-based global manufacturing company, from August 2017 to April 2021. Prior to joining Jason Group in June 2014, Mr. Paris was an Audit Senior Manager at the accounting firm of Deloitte & Touche LLP, beginning his career in finance with the firm in August 2005.

Mark A. Gramz joined our company in 1971 as a part time associate. He served in various roles with the company before being named general manager of a theatre in 1976, and continued to serve in this role for other area theatres before being named district manager in 1987. In 1991, he was promoted to vice president of operations for southern Wisconsin and become senior vice president of operations in 1997. In 2012, he was named executive vice president of Marcus Theatres, and was promoted to President of Marcus Theatres in October 2022. In October 2025, we announced Mr. Gramz is expected to retire in March 2026 and will serve as an advisor to the company upon his retirement.

Michael R. Evans joined our company in January 2020 as the President of Marcus Hotels & Resorts. Prior to joining Marcus Hotels & Resorts, Evans was the Chief Executive Officer of Apex Capital Ventures LLC, a real estate company that he founded in 2017 to focus on the development and acquisition of hotels, resorts, and branded residences. Evans previously served as Chief Operating Officer for MGM Hospitality, a division of MGM Resorts International.

Our executive officers are generally elected annually by our Board of Directors after the annual meeting of shareholders. Each executive officer holds office until his successor has been duly qualified and elected or until his earlier death, resignation or removal.

PART II

Item 5. Market for the Company's Common Equity, Related Shareholder Matters and Issuer Repurchases of Equity Securities.

(a) Stock Performance Graph

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities and Exchange Act of 1934 and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

Set forth below is a graph comparing the annual percentage change during our last five full fiscal years in our cumulative total shareholder return (stock price appreciation on a dividend reinvested basis) of our Common Shares to the cumulative total return of: (1) a composite peer group index selected by us, and (2) companies included in the Russell 2000 Index. The composite peer group index is comprised of the Dow Jones U.S. Hotels Index (weighted 35%) and a theatre index that we selected that includes Cinemark Holdings, Inc. (weighted 65%).

The indices within each composite peer group index are weighted to approximate the relative annual revenue contributions of each of our business segments to our total annual revenues over the past several fiscal years. The shareholder returns of the companies included in the Dow Jones U.S. Hotels Index and the theatre index that we selected are weighted based on each company's relative market capitalization as of the beginning of the presented periods.

From December 31, 2020 to December 31, 2025


200.00
150.00
100.00
50.00
0.00
12/31/20
12/30/21
12/29/22
12/28/23
12/26/24
12/31/25
The Marcus Corporation
Russell 2000 Index
Composite Peer Group Index

	12/31/20	12/30/21	12/29/22	12/28/23	12/26/24	12/31/25
The Marcus Corporation	$ 100.00	$ 133.16	$ 106.35	$ 111.37	$ 167.75	$ 121.98
Russell 2000 Index	100.00	114.99	91.61	108.46	121.74	134.40
Composite Peer Group Index(1)	100.00	107.44	68.23	105.35	197.25	173.51

(1) Weighted 35% for the Dow Jones U.S. Hotels Index and 65% for the Company-selected Theatre Index.

(b) Market Information

Our Common Stock, $1 par value, is listed and traded on the New York Stock Exchange under the ticker symbol "MCS." Our Class B Common Stock, $1 par value, is neither listed nor traded on any exchange.

On February 23, 2026, there were 1,414 shareholders of record of our Common Stock and 38 shareholders of record of our Class B Common Stock.

(c) Stock Repurchases

The following table sets forth information with respect to purchases made by us or on our behalf of our Common Stock during the period indicated.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs[1]	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs[1]
October 1 - October 31	—	$ —	—	4,662,065
November 1 - November 30	100,275	15.12	100,275	4,561,790
December 1 - December 31	17,357	15.48	17,357	4,544,433
Total	117,632	$ 15.17	117,632	4,544,433

(1) Through December 31, 2025, our Board of Directors had authorized the repurchase of up to 15.7 million shares of our outstanding Common Stock. Under these authorizations, we may repurchase shares of our Common Stock from time to time in the open market, pursuant to privately negotiated transactions or otherwise. As of December 31, 2025, we had repurchased approximately 11.1 million shares of our Common Stock under these authorizations. The repurchased shares are held in our treasury pending potential future issuance in connection with employee benefit, option or stock ownership plans or other general corporate purposes. These authorizations do not have an expiration date.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Beginning in fiscal 2025, our fiscal year changed to a fiscal year ending on December 31 of each year. Fiscal 2025 was a 370 operating day year beginning on December 27, 2024 and ending on December 31, 2025 (comprised of five operating days between December 27-31, 2024, plus 365 operating days in calendar year 2025). Accordingly, for our fiscal year ended December 31, 2025, our quarterly results were for three month periods ended March 31, June 30, September 30 and December 31.

For fiscal 2024 and prior periods, we reported our consolidated and individual segment results of operations on a 52- or 53-week fiscal year ending on the last Thursday in December, dividing our fiscal year into three 13-week quarters and a final quarter consisting of 13 or 14 weeks. Fiscal 2024 was a 52-week year with 364 operating days, beginning on December 29, 2023 and ending on December 26, 2024. Fiscal 2023 was a 52-week year with 364 operating days, beginning on December 30, 2022 and ending on December 28, 2023.

Fiscal 2026 will be a 365 operating day year beginning on January 1, 2026 and ending on December 31, 2026, with quarterly results for the three month periods ending March 31, June 30, September 30 and December 31.

Our first fiscal quarter typically produces the weakest operating results in our hotels and resorts division due primarily to the effects of reduced travel during the winter months. The quality of film product in any given quarter typically impacts the operating results in our theatre division. Our second and third fiscal quarters generally produce our strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the summer strength of the lodging business. Due to the fact that the week between Christmas and New Year's Eve is historically one of the strongest weeks of the year for our theatre division, the specific timing of the last Thursday in December has historically impacted the results of our fiscal first and fourth quarters in that division. Due to the transition in our fiscal year during fiscal 2025 described above, the first quarter of fiscal 2025 included five days during the week between Christmas and New Year's Eve, and the fourth quarter of fiscal 2025 included the entire week between Christmas and New Year's Eve.

Our primary operations are reported in two business segments: theatres and hotels and resorts. This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") generally discusses fiscal 2025 and fiscal 2024 items and year-to-year comparisons between fiscal 2025 and fiscal 2024. Discussions of fiscal 2023 items and year-to-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this MD&A can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2024. Within this MD&A amounts for totals, subtotals, and variances may not recalculate exactly within tables due to rounding as they are calculated using the unrounded numbers.

Current Plans

Our aggregate cash capital expenditures, acquisitions and net purchases of interests in, and contributions to, joint ventures were $83.2 million during fiscal 2025, compared to $83.3 million during fiscal 2024 and $38.8 million during fiscal 2023. We currently estimate that cash capital expenditures during fiscal 2026 will be in the $50 - $55 million range, with significant investments in our hotels division now behind us as discussed below. We will, however, continue to monitor our operating results and economic and industry conditions so that we may adjust our plans accordingly.

Our current strategic plans include the following goals and strategies:

Theatres

- <u>Maximize and leverage our current assets</u>. We have invested approximately $340 million to further enhance the movie-going experience and amenities in new and existing theatres over the last ten years. These investments have included:

  - DreamLounger^{SM} recliner seating additions. As of December 31, 2025, we offered all DreamLounger recliner seating in 66 theatres, representing approximately 86% of our company-owned theatres. Including our premium, large format (PLF) auditoriums with recliner seating, as of December 31, 2025, we offered our DreamLounger recliner seating in approximately 88% of our company-owned screens, a percentage we believe to be the highest among the largest theatre chains in the nation.

  - *Ultra*Screen DLX®*, Super*Screen DLX® (DreamLounger eXperience) and ScreenX conversions. As of December 31, 2025, we had a total of 126 PLF screens at 64 of our theatre locations (31 *Ultra*Screen DLX auditoriums, one traditional *Ultra*Screen® auditorium, 87 *Super*Screen DLX auditoriums - a slightly smaller screen than an *Ultra*Screen but with the same DreamLounger seating and Dolby Atmos sound - four ScreenX auditoriums, and three IMAX® PLF screens). In fiscal 2023, we introduced our first ScreenX auditorium featuring 270-degree projection providing guests with an immersive viewing experience, and we added three additional ScreenX auditoriums at additional theatres in fiscal 2025. As of December 31, 2025, we offered at least one PLF screen in approximately 83% of our company-owned theatres, once again a percentage we believe to be the highest percentage among the largest theatre chains in the nation. In addition, as of December 31, 2025 we offered more than one PLF screen in approximately 62% of our company-owned theatres, which we believe gives us significant operational flexibility to maximize revenue by showing more than one major film on PLF screens at a theatre, particularly during opening weekends for films and at peak times during the year. Our PLF screens generally have higher per-screen revenues and draw customers from a larger geographic region compared to our standard screens, and we charge a premium price to our guests for this experience.

  - Signature cocktail and dining concepts. We have continued to further enhance our food and beverage offerings within our existing theatres. We believe our 50-plus years of food and beverage experience in the hotel and restaurant businesses provides us with a unique advantage and expertise that we can leverage to further grow revenues in our theatres. As of December 31, 2025, we offered bars/full liquor service under the concepts *Take Five Lounge, Take Five Express* and *The Tavern* at 48 theatres, representing approximately 62% of our company-owned theatres. In select locations without a *Take Five Lounge* outlet, we offer beer and wine at the *Zaffiro's Express* outlet. As of December 31, 2025, we also offered one or more in-lobby dining concepts, including the pizza concept *Zaffiro's*® *Express* and hamburger and other Americana fare concept *Reel Sizzle*, in 39 theatres, representing approximately 68%

of our company-owned theatres (excluding our in-theatre dining theatres). We also operate three *Zaffiro's® Pizzeria and Bar* full-service restaurants.

○ In-theatre dining concepts. As of December 31, 2025, we offered a complete menu of drinks and chef-prepared salads, sandwiches, entrées and desserts at 20 theatres, representing approximately 26% of our company-owned theatres, through two service models. At 14 theatres we offer in-theatre dining operating under the Bistro*Plex®* and *Movie Tavern by Marcus* brands with ordering at the bar, online, mobile app/web, and in select locations with servers, for food delivery to seats. In addition, at 6 theatres with in-theatre dining operating under the *Movie Tavern by Marcus* and *Marcus Theatres* brands, we also offer the same complete menu available to order at the concession stand in addition to ordering with online, mobile app/web for delivery to seats or pickup at the concession stand.

Including these dining concepts, as of December 31, 2025, we offered one or more expanded food & beverage option in 59 theatres, representing approximately 77% of our company-owned theatres.

○ In-lobby concession stands. In addition to these dining concepts, all of our *Marcus Theatres* locations offer traditional concessions sold through in-lobby concession stands. While all of our *Movie Tavern by Marcus* locations offer in-theatre dining, in fiscal 2022 we began adding in-lobby concession stands to acquired *Movie Tavern by Marcus* locations to enhance concessions sales and reduce labor costs. As of December 31, 2025, we operated in-lobby concession stands at six of our 20 in-theatre dining locations.

During fiscal 2026 and beyond, we expect to execute on a number of strategies to further maximize and leverage our existing assets. These strategies are expected to include:

○ Opportunistically expanding the number of our PLF formats described above to meet consumer demand. Our guests have shown a strong preference for viewing blockbuster films on the largest screen available. Our goal is to have multiple PLF auditoriums in as many theatres as physically and financially viable in order to provide PLF formats to our guests for more than one blockbuster film at a time.

○ Expanding and evolving our food and beverage operations described above. We will continue to test new concepts and enhance our existing concepts in order to provide further options to our guests and increase our average concession/food and beverage revenues per person. In fiscal 2025, we began testing new lobby concession stand queuing line configurations that integrate merchandise displays for grab-n-go candy, snacks, select food items and souvenir merchandise as part of the queuing line. We expect to expand the use of these queuing line merchandise displays to additional theatres in fiscal 2026. Strategies may also include expanded sports programming, live bingo and other entertainment options in our signature bars. Additionally, we expect to continue refining the service model at our *Movie Tavern by Marcus* locations to optimize the use of servers, mobile ordering, and/or add additional concession stands and maximize our food and beverage revenues. In fiscal 2025, we began testing QR code mobile food and beverage ordering for delivery to seats at select in-theatre dining locations. We expect to expand the number of locations with QR code mobile ordering, both for seat delivery and for concession stand order pickup, in fiscal 2026.

○ Evolving and investing in what we believe to be our best-in-class customer loyalty program called Magical Movie Rewards℠ ("MMR"). We currently have approximately 6.9 million members enrolled in the program. Approximately 50% of all box office transactions and 44% of total transactions in our theatres during fiscal 2025 were completed by registered members of the loyalty program. We believe that this program contributes to increased movie-going frequency, more frequent visits to the concession stand, increased loyalty to Marcus Theatres and, ultimately, improved operating results. In fiscal 2026, we plan to further enhance loyalty data insights on customer preferences, habits and tendencies, facilitating more targeted and effective marketing efforts that are tailored to MMR members.

○ Modernizing pricing strategies based upon consumer demand. We currently offer a number of very successful pricing promotions, including "Value Tuesday," "Student Thursday" and a "Young-at-Heart" program for seniors on Friday afternoons. During fiscal 2024, we also introduced an Everyday Matinee for seniors and children, offering a discounted admission for showtimes before 4 p.m. and have continued to make strategic price alterations to the program throughout fiscal 2025 to optimize revenue. We believe these promotions have increased movie going frequency and reached a customer who may have stopped going to the movies because of price, without adversely impacting the movie-going habits of our regular weekend customers. Conversely, we charge a higher ticket price for PLF screens and have implemented higher pricing on Friday and Saturday evenings during certain peak moviegoing times of the year. We expect to continue to optimize revenue management and implement additional pricing strategies based upon consumer demand.

◦ Delivering a best-in-class digital experience through a feature-rich app and website ensuring a frictionless customer journey. We continue to enhance our mobile ticketing capabilities, our downloadable Marcus Theatres mobile application and our *marcustheatres.com* website. Our mobile application offers food and beverage ordering capabilities at all of our theatres. In fiscal 2025, we launched a redesigned ticketing website, including enhancements to streamline the ticket ordering process for mobile users with digital wallet payment methods. In early fiscal 2026, we launched a redesigned *marcustheatres.com* website that improves the overall customer experience, and we plan to make additional investments in our website and mobile app technology to further improve ease-of-use for food and beverage ordering. We have continued to install additional theatre-level technology, such as new digital menu boards and concession advertising monitors. Each of these enhancements is designed to improve customer interactions, both at the theatre and through mobile platforms and other electronic devices, while enhancing add-on food and beverage sales opportunities through promotion and on-screen offers. We also believe that maximizing the use of these technology enhancements will improve labor productivity and efficiency.

◦ Utilizing artificial intelligence (AI) technology to optimize revenues and improve efficiency in various aspects of the business. We expect this to include pricing optimization, marketing data analytics, labor management, showtime and screen management, and overall efficiency in administrative functions.

◦ Exploring new lobby monetization initiatives. Lobby innovations may include, but not be limited to, unique experiential displays, video and redemption games and other interactive options for our guests.

◦ Executing multiple strategies designed to further increase revenues and improve the profitability of our existing theatres. These strategies include various cost control efforts, as well as plans to expand ancillary theatre revenues, such as pre-show advertising, lobby advertising, post transaction click-through advertising, additional corporate and group sales and sponsorships.

◦ Continually evaluating the financial viability of our existing assets. During fiscal 2023, we made decisions to close several underperforming theatres, including three owned theatres in Minnesota and two owned theatres and one leased theatre in Wisconsin. During fiscal 2024, we closed one underperforming leased location in Iowa. In early fiscal 2025, we closed one underperforming Movie Tavern theatre with an expiring lease in Texas. In evaluating the viability of our theatres we consider financial performance, lease terms (if applicable), future maintenance capital requirements, strategic importance and opportunities to consolidate our operations within local markets, among other factors.

◦ Regularly upgrading and remodeling our theatres to keep them fresh. To maintain our existing theatres and accomplish the strategies noted above and below, we currently anticipate that our fiscal 2026 capital expenditures in this division will total approximately $20 - $25 million.

- <u>Re-invent and modernize the out-of-home entertainment experience</u>. Our goal continues to be to introduce and create entertainment destinations that further define and enhance the customer value proposition for movie-going and the overall out-of-home entertainment experience. Strategies to achieve this goal are expected to include:

◦ Expanding Marcus Movie Club, our subscription program that encourages more frequent movie-going. In fiscal 2024, we introduced Marcus Movie Club. For $9.99 per month or a discounted annual membership, moviegoers who join Marcus Movie Club receive a credit to see any 2D movie each month with rollover of unused credits, a 20% discount on food and beverage, unlimited access to additional tickets for $9.99, waived ticket surcharge fees, and free Marcus Mystery Movies. We plan to promote and grow this program in fiscal 2026, and we believe that the program will drive increased recurring moviegoing over the long-term and increased loyalty to Marcus Theatres.

◦ Developing promotions that feature and elevate movies beyond blockbuster films. In fiscal 2024, we debuted Marcus Mystery Movie, a promotion that on two Mondays each month gives customers the opportunity to attend a 7 p.m. screening of an upcoming movie before its official release date for a $5 ticket, while the movie title is not announced until showtime. The program highlights films of all genres and movie types including small and mid-size films, in addition to expected blockbuster releases. We continued to experience success with the Marcus Mystery Movie program in fiscal 2025, and we believe this program generates additional attendance by bringing customers out to see films that they might not have otherwise chosen to see, yet find themselves enjoying, while building awareness of coming attractions during the preshow trailers.

◦ Expanding electronic passports with packaged film series. In fiscal 2023, we launched Marcus Passport, a program that allows customers to purchase a passport ticket with access to every movie that is playing as part of a Marcus Theatres film series, priced at a discount to purchasing tickets for each movie individually. Our film series showcase multiple movies that celebrate specific genres, holidays, franchises, filmmakers and more. The program launched in fiscal 2023 with a Best Picture Passport featuring the ten Academy Awards Best Picture nominees, followed by additional series throughout the year including winter and summer Kids Dream Passports each featuring twelve family films, Flashback Cinema Passport, Hunger Games Passport, The Chosen Passport, Disney Pixar Passport and a holiday Seasons' Screening Passport. In fiscal 2024, we grew the program from 19 to 22 passport series, including a mix of newly released films, retro films, and a combination of newly released and retro films. In fiscal 2025, we offered 20 passport series and we sold 6% more passports than we did in fiscal 2024. We expect to continue to leverage our Marcus Passport offerings in fiscal 2026 to promote and increase moviegoing.

◦ Testing and subsequently implementing additional entertainment options within theatre auditoriums. Examples of initiatives may include sports bars for viewing live sports (possibly with online gambling where available), sports gaming, and interactive live bingo auditoriums. In fiscal 2022, we introduced a sports viewing auditorium branded The Wall® in our theatre in Gurnee, Illinois as part of our initial test of this strategy. The Wall combines multi-screen sports viewing with our complete in-theatre dining food and beverage menu, providing customers a premium sports bar experience. We have since enhanced our sports and events programming in our Take Five Lounges, and we continue to evaluate potential expansion of similar sports viewing auditoriums in additional theatres and markets.

◦ Further socializing the overall experience for our guests. This strategy will include targeting future movie-goers with relevant and desired experiences through new and creative marketing approaches, including the use of technology to tailor communications to individual guest preferences. For example, we have partnered with Movio, a global leader in data analysis for the cinema industry, to allow more targeted communication with our loyalty members. The software provides us with insight into customer preferences, attendance habits and general demographics, which we believe will help us deliver customized communication to our members. In turn, members of this program can enjoy and plan for a more personalized movie-going experience.

◦ Exploring new viewing experiences for our guests. For example, we currently offer a 4DX auditorium at one of our theatres. 4DX delivers an immersive multi-sensory cinematic experience, including synchronized motion seats and environmental effects such as water, wind, fog, scent and more, to enhance the action on screen. In fiscal 2025, we converted three of our existing auditoriums to a ScreenX auditorium, and now currently offer ScreenX at four of our theatres. ScreenX is a panoramic film format that presents films with expanded, dual-sided, 270-degree screens projected on the walls in a theatre. In fiscal 2026, we plan to convert additional screens to ScreenX and we will consider additional experiential offerings in the future.

◦ Exploring new content sources and deliveries to supplement existing mainstream movie content. The addition of digital technology throughout our circuit (we offer digital cinema projection on 100% of our screens) has provided us with additional opportunities to obtain non-motion picture programming from other new and existing content providers, including live and pre-recorded performances of the

Metropolitan Opera, as well as sports, concerts and other events, at many of our locations. We offer weekday and weekend alternate programming at many of our theatres across our circuit. The special programming includes classic movies, faith-based content, live performances, comedy shows and children's performances. We believe this type of programming is more impactful when presented on the big screen and provides an opportunity to continue to expand our audience base beyond traditional moviegoers. Our MMR program also gives us the ability to cost effectively promote non-traditional programming and special events, particularly during non-peak time periods.

- Strategic growth. Our long-term plans for growth in our theatre division may include evaluating opportunities for new theatres and screens. Growth opportunities that we may explore in the future include:

  ◦ Acquisitions. Acquisitions of existing theatres or theatre circuits has been a viable growth strategy for us. In February 2019, we acquired the assets of Movie Tavern®, a New Orleans-based industry leading circuit known for its in-theatre dining concept featuring chef-driven menus, premium quality food and drink and luxury seating. The acquired circuit consisted of 208 screens at 22 locations in nine states. The acquisition of the Movie Tavern circuit increased our total number of screens at that time by an additional 23%.

    Now branded Movie Tavern by Marcus, we subsequently introduced new amenities to select Movie Tavern theatres, including our proprietary PLF screens, DreamLounger recliner seating, and additional concession stands; signature programming, such as Value Tuesday with free complimentary-sized popcorn for loyalty members; and proven marketing, loyalty and pricing programs that benefit customers and leverage the overall scale of our theatre circuit.

    The industry recovery following the COVID-19 pandemic has been challenging for all theatre operators. We will continue to evaluate the opportunities that these challenging situations create, and will consider potential acquisitions in the future. The movie theatre industry is very fragmented, with approximately 50% of United States screens owned by the three largest theatre circuits and the other 50% owned by hundreds of smaller operators, making it very difficult to predict when acquisition opportunities may arise. We do not believe that we are geographically constrained, and we believe that we may be able to add value to certain theatres through our various proprietary amenities and operating expertise.

  ◦ Management contracts and/or taking over existing theatre leases. In some cases, existing theatres have been returned to landlords. We will consider either managing theatres for existing owners/landlords or entering into new, financially viable lease arrangements if such opportunities arise. In fiscal 2024, we entered into an agreement to assume operations of the West End Cinema, a 14 screen theatre in St. Louis Park, Minnesota.

Hotels and Resorts

- Operational excellence and maximizing performance. We have always been, and will continue to be, focused on improving the quality of the guest experience, our portfolio of assets, and our associate working environment, with a long-term view of financial success and profitability. During fiscal 2026 and beyond, we expect to execute on a number of strategies to further maximize and leverage our existing assets. These strategies are expected to include:

  ◦ Multiple strategies that are intended to further grow the division's revenues and profits. Our focus on excellence will continue in fiscal 2026, with guest experience at the forefront. Strategies will include leveraging our food and beverage expertise to further distinguish us from our competition. In addition to growing our banquet and catering business as we continue to target group sales opportunities, we will leverage hotel food and beverage concepts developed by our Marcus Restaurant Group, featuring premier brands such as *Mason Street Grill®, ChopHouse®, Miller Time® Pub & Grill* and *SafeHouse®* restaurants.

- ◦ Sales, marketing and revenue management strategies designed to further increase our profitability. The priority will be to focus on capitalizing on strong group and leisure demand, maximizing revenue per available room, optimizing event space and growing ancillary revenues.

- ◦ Human resource and technology strategies designed to achieve operational excellence and improve the associate work environment, while adapting to a changing labor market. We will continue to focus on developing our customer service delivery and technology enhancements to improve customer interactions through mobile platforms and other customer touch points.

- ◦ A continued focus on financial discipline in an inflationary environment through operating efficiency and cost management without sacrificing our commitment to operational excellence.

- • <u>Portfolio management</u>. We have invested approximately $261 million to further enhance our hotels and resorts portfolio over the last 10 years. These investments have included:

  - ◦ Hotel renovations. We regularly renovate and update our hotels and resorts. For example, at the Grand Geneva Resort & Spa we renovated the lobby in fiscal 2021, completed guest room renovations in fiscal 2023, completed a meeting space renovation project in fiscal 2024, and completed construction of a new 11-hole golf short course in fiscal 2025 that will open in spring 2026. At The Pfister Hotel, we completed a ballroom and meeting space renovation in fiscal 2023 and completed a guest room renovation project in fiscal 2024. At Hilton Milwaukee, in fiscal 2025 we completed an over $40 million renovation that included the transformation of 554 guest rooms, meeting and event spaces, and the historic hotel lobby.

  - ◦ Hotel branding changes. In early fiscal 2026, we converted the former west wing of Hilton Milwaukee to The Marc Hotel, an independent 175-room, limited-service hotel located in downtown Milwaukee.

Our future plans for our hotels and resorts division also include continued reinvestment in our existing properties to maintain and enhance their value. We anticipate some moderate reinvestments during fiscal 2026 and fiscal 2027 at Grand Geneva Resort & Spa, AC Hotel Chicago, and Saint Kate - The Arts Hotel. To maintain our existing hotels and resorts, we currently anticipate that our fiscal 2026 capital expenditures in this division will total approximately $25 - $30 million, with the significant reinvestment in the renovation at Hilton Milwaukee during fiscal 2025 now behind us.

We have been very opportunistic in our past hotel investments as we have, on many occasions, acquired assets at favorable terms and then improved the properties and operations to create value. Unlike our theatre assets where the majority of our return on investment comes from the annual cash flow generated by operations, a portion of the return on our hotel investments is derived from effective portfolio management, which includes determining the proper branding strategy for a given asset, the proper level of investment and upgrades and identifying an effective divestiture strategy for the asset when appropriate. As a result, we may periodically explore opportunities to monetize all or a portion of one or more owned hotels. We will consider many factors as we actively review opportunities to execute this strategy, including income tax considerations, the ability to retain management, pricing and individual market considerations. We evaluate strategies for our hotels on an asset-by-asset basis. We have not set a specific goal for the number of hotels that may be considered for this strategy, nor have we set a specific timetable. It is possible that we may sell a particular hotel or hotels during fiscal 2026 or beyond if we determine that such action is in the best interest of our shareholders.

- • <u>Strategic growth</u>. Transactional activity in the hotel industry has been limited during the last several years due to lingering effects of the pandemic in certain markets and the higher cost of debt capital for financing hotel acquisitions. Our hotels and resorts division expects to continue to seek opportunities to invest in new hotels and increase the number of rooms under management in the future. Growth opportunities that we may explore in the future include:

  - ◦ Seeking opportunities where we may act as an investment fund sponsor or joint venture partner in acquiring additional hotel properties. We continue to believe that opportunities to acquire high-quality hotels at reasonable valuations will be present in the future for well-capitalized companies, and we believe that there are partners available to work with us when the appropriate hotel assets are identified. Advantages of this growth strategy include the ability to accelerate our growth through smaller investments in an increased number of properties, while earning management fees and potentially receiving a promoted interest in the hotel investments.

In fiscal 2021, we formed a joint venture with funds managed by Searchlight Capital Partners ("Searchlight"), a leading global private investment firm, to acquire the Kimpton Hotel Monaco Pittsburgh in December 2021, which we manage. In March 2024, we formed a joint venture with Hempel Real Estate ("Hempel") and Robinson Park ("RP") to acquire the Loews Minneapolis Hotel, which we manage. The acquired hotel was rebranded as The Lofton Hotel under the Tapestry Collection by Hilton flag. We hope to acquire additional hotels using this strategy in fiscal 2026 and beyond.

○ Pursuing additional management contracts for other owners, some of which may include small equity investments similar to the investments we have made in the past with strategic equity partners. Although total revenues from an individual hotel management contract are significantly less than from an owned hotel, the operating margins are generally significantly higher due to the fact that all direct costs of operating the property are typically borne by the owner of the property. Management contracts provide us with an opportunity to increase our total number of managed rooms without a significant investment, thereby increasing our returns on equity. We may also pursue the acquisition of other hotel management companies that would provide our management portfolio with additional scale and capabilities to accelerate our growth.

Corporate

• We periodically review opportunities to make investments in long-term growth opportunities that may not be entirely related to our two primary businesses (but typically have some connection to entertainment, food and beverage, hospitality, real estate, etc.). We expect to continue to review such opportunities in the future.

• In addition to operational and growth strategies in our operating divisions, we will continue to seek additional opportunities to enhance shareholder value, including strategies related to our dividend policy and share repurchases. During fiscal 2025, we repurchased 1.1 million shares of our common stock for $18.0 million in the open market under our existing Board of Directors stock repurchase authorizations. We increased our regular quarterly common stock cash dividend rate by 14% during the third quarter of fiscal 2025, increasing our quarterly cash dividend from $0.07 to $0.08 per share of common stock. In prior years, we have periodically paid special dividends.

• We will also continue to evaluate opportunities to sell real estate when appropriate, allowing us to benefit from the underlying value of our real estate assets. When possible, we will attempt to avail ourselves of the provisions of Internal Revenue Code §1031 related to tax-deferred like-kind exchange transactions. We are actively marketing a number of pieces of surplus real estate and other non-core real estate. During fiscal 2024, we sold one former theatre generating total proceeds of $3.1 million. During fiscal 2025, we acquired land for future development in connection with a like-kind exchange following the sale of three excess land parcels in 2024 and 2025 in which the income tax gains were deferred. We believe we may receive total sales proceeds from real estate sales during the next fiscal year totaling approximately $1 - $5 million, depending upon demand for the real estate in question.

The actual number, mix and timing of our potential future new facilities and expansions and/or divestitures will depend, in large part, on industry and economic conditions, our financial performance and available capital, the competitive environment, evolving customer needs and trends, and the availability of attractive acquisition and investment opportunities. It is likely that our growth goals and strategies will continue to evolve and change in response to these and other factors, and there can be no assurance that we will achieve our current goals. Each of our goals and strategies are subject to the various risk factors discussed above in this Annual Report on Form 10-K.

Results of Operations

Consolidated Financial Comparisons

The following table sets forth revenues, operating income, other income (expense), net earnings (loss) and net earnings (loss) per diluted common share for the past three fiscal years (in millions, except for per share and percentage change data) :

	F2025	F2024	F25 v. F24 Amt.	F25 v. F24 Pct.	F2023	F24 v. F23 Amt.	F24 v. F23 Pct.
Total revenues	$ 758.5	$ 735.6	$ 22.9	3.1 %	$ 729.6	$ 6.0	0.8 %
Operating income	17.1	16.2	0.9	5.5 %	33.9	(17.8)	(52.3)%
Other income (expense), net	(8.4)	(26.4)	18.0	68.3 %	(12.3)	(14.1)	(114.9)%
Net earnings (loss)	$ 12.7	$ (7.8)	$ 20.5	263.0 %	$ 14.8	$ (22.6)	(152.6)%
Net earnings (loss) per common share - diluted	$ 0.41	$ (0.25)	$ 0.66	264.0 %	$ 0.46	$ (0.71)	(154.3)%

Fiscal 2025 versus Fiscal 2024

Revenues increased during fiscal 2025 compared to fiscal 2024, with increased revenues from both our theatre and hotel divisions. Revenues during fiscal 2025 were favorably impacted by six additional operating days compared to fiscal 2024, due to the change in fiscal calendar as described above. The most significant additional operating days in fiscal 2025 were the five days between December 27, 2024 and December 31, 2024, which favorably impacted revenues by approximately $15.3 million.

Operating income increased during fiscal 2025 compared to fiscal 2024, due to an increase in operating income from our theatre division, partially offset by decreased operating income from our hotels and resorts division and increased operating expenses from corporate items. Operating expenses from our corporate items, which include amounts not allocable to the business segments, increased during fiscal 2025 compared to fiscal 2024 due primarily to increased long-term incentive compensation expenses, director compensation, personnel and benefits cost inflation, and increased professional fees related to legal, tax planning, and information technology. The additional operating days in fiscal 2025 favorably impacted operating income by approximately $5.3 million.

Our operating income during fiscal 2025 was negatively impacted by impairment charges of approximately $5.2 million, or approximately $0.12 per diluted common share, related to eight operating theatres and one vacant parcel of land. Our operating income during fiscal 2024 was negatively impacted by impairment charges of approximately $6.8 million, or approximately $0.16 per diluted common share, primarily related to four operating theatres, one operating theatre that we closed in early fiscal 2025, and one permanently closed theatre. Operating income during fiscal 2024 was also negatively impacted by $2.2 million, or $0.05 per diluted common share, related to settlement and legal expenses in connection with an equipment lease agreement impacted by the COVID-19 pandemic in our theatre division.

Operating income during fiscal 2025 was favorably impacted by $0.6 million of net gains on disposition of property, equipment and other assets, compared to $0.4 million of net losses on disposition of property, equipment and other assets during fiscal 2024. The timing of our periodic sales and disposals of property, equipment and other assets results in variations each year in the gains or losses that we report on dispositions of property, equipment and other assets. We anticipate the potential for additional disposition gains or losses from periodic sales of property, equipment and other assets during fiscal 2026 and beyond, as discussed in more detail in the "Current Plans" section of this MD&A.

Investment income was $0.9 million during fiscal 2025 compared to $2.2 million of investment income during fiscal 2024. Investment income includes interest earned on cash and cash equivalents, as well as increases/decreases in the value of marketable securities and increases in the cash surrender value of a life insurance policy. Investment income during fiscal 2026 may vary compared to fiscal 2025, primarily dependent upon changes in the value of marketable securities.

Interest expense totaled $11.5 million during fiscal 2025, an increase of $0.5 million, or 4.6%, compared to interest expense of $11.0 million during fiscal 2024. The increase in interest expense during fiscal 2025 was due primarily to increased borrowing levels and an increase in our average interest rate, partially offset by a decrease in noncash amortization of debt issuance costs. Interest expense during fiscal 2025 included approximately $0.6 million in noncash amortization of debt issuance costs. During fiscal 2026, we estimate that noncash amortization of debt issuance costs will be approximately $0.6 million, excluding the impact of any new debt issuance costs. We currently expect our total interest expense during fiscal 2026 to remain consistent with interest expense in fiscal 2025. Changes in our borrowing levels due to variations in our operating results, capital expenditures, acquisition opportunities (or the lack thereof) and asset sale proceeds, among other items, may impact, either favorably or unfavorably, our actual reported interest expense in future periods, as may changes in short-term interest rates.

We earned other income of $2.8 million during fiscal 2025, an increase of approximately $4.4 million compared to other expense of $1.5 million during fiscal 2024. Other income was favorably impacted by a gain on a property insurance settlement of $4.5 million related to insured property damage at one theatre location during fiscal 2025. Other expense consists primarily of the non-service cost components of our periodic pension costs. Based upon information from an actuarial report for our pension plans, we expect other expense to be approximately $1.9 million during fiscal 2026.

We incurred debt conversion expense of $15.5 million during fiscal 2024 in connection with the $100.1 million aggregate principal amount of Convertible Notes Repurchases. See *Convertible Senior Notes* in the "Liquidity and Capital Resources" section of this MD&A for further discussion.

We reported equity losses from two unconsolidated joint ventures of approximately $0.6 million during fiscal 2025 and fiscal 2024. The equity losses in both years include our pro-rata share of losses from the Kimpton Hotel Monaco Pittsburgh in Pittsburgh, Pennsylvania, acquired in December 2021 and in which we have a 10% minority ownership interest. The equity losses in both years also include our pro-rata share of losses from The Lofton Hotel in Minneapolis, Minnesota, acquired in March 2024 and in which we have a 24.7% minority ownership interest.

We reported income tax benefit during fiscal 2025 of $4.0 million compared to income tax benefit of $2.4 million in fiscal 2024. Our fiscal 2025 income tax benefit was favorably impacted by a $7.6 million historic tax credit (net of valuation allowance) from the Hilton Milwaukee renovation and by a $0.4 million release of valuation allowances previously recorded against deferred tax assets for state net operating loss carryforwards (net of federal benefit), partially offset by $1.7 million of negative impact primarily from excess compensation subject to deduction limitations. Our fiscal 2025 effective income tax rate was (45.8)%. The effective income tax rate was favorably impacted 87.1 percentage points due to the historic tax credits (net of valuation allowance) and by 4.7 percentage points due to the valuation allowance adjustment (net of federal benefit), and was negatively impacted 19.6 percentage points due to excess compensation deduction limitations.

Our fiscal 2024 income tax benefit of $2.4 million was favorably impacted by a $6.1 million release of valuation allowances previously recorded against deferred tax assets for state net operating loss carryforwards (net of federal benefit), partially offset by $3.9 million of negative impact from nondeductible debt conversion expense resulting from the Convertible Notes Repurchases and related termination of the Capped Call Transactions (as described below), and $1.8 million of negative impact primarily from excess compensation subject to deduction limitations. Our fiscal 2024 effective income tax rate was 23.7%. The effective income tax rate was favorably impacted 60.0 percentage points due to the valuation allowance adjustment (net of federal benefit), and was negatively impacted 38.1 percentage points due to the Convertible Notes Repurchases and termination of the Capped Call Transactions, and 17.5 percentage points due to excess compensation deduction limitations. We currently anticipate that our fiscal 2026 effective income tax rate may be in the 26-30% range, excluding any potential further changes in federal or state income tax rates, valuation allowance adjustments or other one-time tax adjustments.

Net earnings (loss) and net earnings (loss) per diluted common share increased during fiscal 2025 compared to fiscal 2024, primarily due to increases in operating income, an income tax benefit from a historic tax credit related to the renovation of the Hilton Milwaukee, an increase in other income, and a decrease in debt conversion expense, partially offset by an increase in interest expense and a decrease in investment income compared to fiscal 2024.

Weighted-average diluted shares outstanding was 31.3 million during fiscal 2025, compared to 31.9 million weighted-average diluted shares outstanding during fiscal 2024. All per share data in this MD&A is presented on a fully diluted basis, however, for periods when we report a net loss, common stock equivalents are excluded from the computation of diluted loss per share as their inclusion would have an anti-dilutive effect.

Theatres

Our oldest and historically most profitable division is our theatre division. The theatre division contributed 61.0% of our consolidated revenues and 67.1% of our consolidated operating income, excluding corporate items, during fiscal 2025, compared to 60.9% and 54.5%, respectively, during fiscal 2024 and 62.8% and 67.4%, respectively, during fiscal 2023. As of December 31, 2025, the theatre division operated theatres in Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia, and a family entertainment center in Wisconsin. The following tables set forth revenues, operating income, operating margin, screens and theatre locations for the last three fiscal years:

	F2025	F2024	F25 v. F24 Amt.	F25 v. F24 Pct.	F2023	F24 v. F23 Amt.	F24 v. F23 Pct.
			(in millions, except percentages)				
Total revenues	$ 462.7	$ 447.7	$ 15.0	3.4 %	$ 458.4	$ (10.7)	(2.3)%
Total revenues before cost reimbursements	459.7	446.4	13.3	3.0 %	458.4	(12.0)	(2.6)%
Operating income	29.4	22.1	7.3	32.9 %	36.2	(14.0)	(38.8)%
Operating margin [1]	6.4 %	5.0 %			7.9 %		

1. Operating margin is defined as operating income divided by total revenues before cost reimbursements

Number of screens and locations at period-end	F2025	F2024	F2023
Theatre screens	985	995	993
Theatre locations	78	79	79
Average screens per location	12.6	12.6	12.6

The following table provides a further breakdown of the components of revenues for the theatre division for the last three fiscal years:

	F2025	F2024	F25 v. F24 Amt.	F25 v. F24 Pct.	F2023	F24 v. F23 Amt.	F24 v. F23 Pct.
			(in millions, except percentages)				
Admission revenues	$ 220.4	$ 214.4	$ 6.0	2.8 %	$ 229.2	$ (14.8)	(6.4)%
Concession revenues	197.9	192.0	5.9	3.1 %	197.7	(5.7)	(2.9)%
Other revenues	41.4	40.0	1.5	3.6 %	31.6	8.4	26.8 %
Total revenues before cost reimbursements	459.7	446.4	13.3	3.0 %	458.4	(12.0)	(2.6)%
Cost reimbursements	3.1	1.3	1.7	— %	—	1.3	— %
Total revenues	$ 462.7	$ 447.7	$ 15.0	3.4 %	$ 458.4	$ (10.7)	(2.3)%

Fiscal 2025 versus Fiscal 2024

Our theatre division revenues and operating income increased with stronger performance from films and also benefited from six additional operating days during fiscal 2025 compared to fiscal 2024 due to the change in fiscal year as described above. The most significant additional operating days in fiscal 2025 were the five days during the holiday week between December 27, 2024 and December 31, 2024, which favorably impacted revenues by approximately $12.2 million and operating income by approximately $5.0 million.

The film slate during the first half of fiscal 2025 was significantly better, generating stronger box office performance compared to the first half of fiscal 2024, which was negatively impacted by the content supply chain disruption from the shutdown of movie production during the WGA and SAG-AFTRA labor strikes in 2023. Operating income during fiscal 2025 was favorably impacted by a $3.6 million decrease in depreciation and amortization expense and a $0.6 million decrease in rent expense compared to fiscal 2024, partially offset by increased labor, advertising, benefits, insurance, and other costs. Our operating income during fiscal 2025 was negatively impacted by impairment charges of $5.2 million related to eight operating theatres, and one vacant parcel of land, compared to impairment charges of $6.8 million during fiscal 2024 related to four operating theatres, one operating theatre that we closed in early fiscal 2025, and one permanently closed theatre. Operating income during fiscal 2024 was also negatively impacted by $2.2 million related to settlement and legal expenses in connection with an equipment lease agreement impacted by the COVID-19 pandemic.

The following table sets forth our percentage change in comparable theatre attendance during each quarter of fiscal 2025 compared to the same periods during fiscal 2024. In addition, the table compares the percentage change in our fiscal 2025 comparable theatre admissions revenues to the corresponding percentage change in the United States box office revenues (as compiled by us from data received from Comscore, a national box office reporting service for the theatre industry) during each quarter of fiscal 2025 compared to the same quarter during fiscal 2024:

	F25 v. F24				
(comparable theatres)	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Pct. change in Marcus theatre attendance	6.9%	26.7%	-18.7%	-5.7%	-0.3%
Pct. change in Marcus admission revenues	1.3%	29.3%	-15.8%	6.1%	3.4%
Pct. change in U.S. box office revenues	3.1%	36.5%	-12.0%	-1.5%	4.7%
Marcus performance vs. U.S. box office	-1.8 pts	-7.2 pts	-3.8 pts	+7.6 pts	-1.3 pts

According to the data received from Comscore, our comparable theatres underperformed the industry during fiscal 2025 compared to fiscal 2024 by 1.3 percentage points. We believe our underperformance was due to an unfavorable mix of films, primarily during the first three quarters of fiscal 2025, that were more appealing to audiences in other parts of the U.S. than our Midwestern markets. In addition, we believe our underperformance in the first half of fiscal 2025 was attributable to strategic pricing decisions made during the release of blockbuster films (we did not raise prices on blockbuster films, unlike many national exhibitors), resulting in lower average ticket prices compared to other exhibitors. We implemented a blockbuster pricing strategy late in the second quarter of fiscal 2025 contributing to our comparable theatres outperforming the industry during the second half of fiscal 2025 compared to the second half of fiscal 2024. We also believe our fourth quarter of fiscal 2025 benefitted from a more favorable mix of films, particularly family films, that was more appealing to audiences in our Midwestern markets. Additional data received and compiled by us from Comscore indicates our admission revenues during fiscal 2025 and fiscal 2024 represented approximately 3.0% of the total admission revenues in the U.S. during both periods (commonly referred to as market share in our industry). Our goal is to continue our past pattern of outperforming the industry, but our ability to do so in any given quarter or fiscal year will likely be partially dependent upon film mix, weather and the competitive landscape in our markets.

Our highest grossing films during fiscal 2025 included *A Minecraft Movie, Wicked: For Good, Lilo & Stitch, Zootopia 2,* and *Superman.* The film slate during fiscal 2025 was less weighted towards our top movies compared to fiscal 2024, as evidenced by the fact that our top ten films during fiscal 2025 accounted for 39% of our total box office results, compared to 45% for the top ten films during fiscal 2024, expressed as a percentage of the total admission revenues for the period. An increased reliance on just a few blockbuster films often has the effect of increasing our film rental costs during the period, as there is a less diverse mix of films to offset the higher cost blockbuster films. Generally, the greater a film performs, the greater the film rental cost tends to be as a percentage of box office receipts. However, in fiscal 2025 the film slate was stronger with a broader range of films performing well, resulting in fewer lower cost films to offset higher cost blockbuster films. Despite the more diverse film slate, our overall film rental percentage during fiscal 2025 remained similar compared to fiscal 2024.

Total theatre attendance at comparable theatre locations decreased 0.3% during fiscal 2025 compared to fiscal 2024, including the benefit from six additional operating days as described above. The decrease in attendance was primarily due to lower box office performances from the top five films during fiscal 2025 compared to the top five films during fiscal 2024. In total, we played 488 films and 288 alternate content attractions at our theatres during fiscal 2025 compared to 529 films and 304 alternate content attractions during fiscal 2024. The decrease in films played in fiscal 2025 compared to fiscal 2024 is primarily due to a decrease in limited-release films. In general, following the COVID-19 pandemic we have increased the number of limited-release films and alternative content that we play, including independent films, retro series, faith-based content and live events, in response to the slower recovery in the quantity of wide-release films and to promote moviegoing. On a calendar year basis (January 1 through December 31) total theatre attendance for our comparable theatres decreased 4.6% during 2025 compared to 2024.

Our average ticket price increased 3.7% during fiscal 2025 compared to fiscal 2024, and was favorably impacted by strategic pricing programs, an increased percentage of our ticket sales coming from premium large format (PLF) screens, and a decreased percentage of our weekly attendance coming from Value Tuesday. The overall increase in average ticket price favorably impacted our admission revenues of our comparable theatres by $7.8 million during the fiscal 2025 compared to fiscal 2024. We currently expect our average ticket price during fiscal 2026 to increase compared to fiscal 2025, but film mix and the impact of pricing strategies discussed in the "Current Plans" section above will likely impact our final result.

Our average concession revenues per person increased by 4.1% during fiscal 2025 compared to fiscal 2024, which resulted primarily from inflationary increases in concession prices in response to increases in food and labor costs and an increase in movie merchandise sales. The increase in average concession revenues per person favorably impacted our concession revenues of our comparable theatres by $8.0 million during the fiscal 2025 compared to fiscal 2024. We expect to continue to report similar increases in average concession revenues per person in future periods, but the impact of pricing strategies discussed in the "Current Plans" section above will likely impact our final result.

Other revenues, which include management fees, pre-show advertising income, family entertainment center revenues, surcharge revenues, mobile app revenues, rental income and gift card breakage income, increased by $1.5 million during fiscal 2025 compared to fiscal 2024. The increase in other revenue was primarily due to an increase in internet surcharge ticketing fees per person during fiscal 2025 compared to 2024.

The film product release schedule for fiscal 2026 has solidified in recent months. Several films that have contributed to our early 2026 first quarter results include the carryover impact of releases during the fourth quarter of fiscal 2025 including *Avatar: Fire and Ash, Zootopia 2, The Housemaid, Song Sung Blue, Anaconda, Marty Supreme,* and *The Spongebob Movie: Search for SquarePants,* and new releases during the first quarter of 2026 including *28 Years Later: The Bone Temple, Send Help, Goat,* and *Wuthering Heights*. Although it is possible that schedule changes may occur, new films scheduled to be released during the remainder of fiscal 2026 that have potential to perform very well include: *Scream 7, Hoppers, Project Hail Mary, The Super Mario Galaxy Movie, Michael, The Devil Wears Prada 2, Star Wars: The Mandalorian and Grogu, Masters of the Universe, Toy Story 5, Supergirl: Woman of Tomorrow, Minions & Monsters, Moana, The Odyssey, Spider-Man: Brand New Day, The Cat in the Hat, The Hunger Games: Sunrise on the Reaping, Hexed, Jumanji 3, Dune: Messiah,* and *Avengers: Doomsday*.

We made decisions to close certain underperforming theatres during fiscal 2024 and fiscal 2025. During fiscal 2024, we closed one leased theatre in Iowa. During fiscal 2025, we closed one leased Movie Tavern theatre in Texas. During fiscal 2024, we converted all auditoriums at a single location to DreamLounger recliners, and during Fiscal 2025, we converted three existing screens at three different locations to ScreenX.

Hotels and Resorts

The hotels and resorts division contributed 38.9% of our consolidated revenues during fiscal 2025, compared to 39.1% and 37.1%, respectively, during fiscal 2024 and fiscal 2023. The hotels and resorts division contributed 32.9% of consolidated operating income, excluding corporate items, during fiscal 2025, compared to 45.5% and 32.6%, respectively, during fiscal 2024 and fiscal 2023. As of December 31, 2025, the hotels and resorts division owned and operated three full-service hotels in downtown Milwaukee, Wisconsin, a full-service destination resort in Lake Geneva, Wisconsin and full-service hotels in Madison, Wisconsin, Chicago, Illinois, and Lincoln, Nebraska. In addition, the hotels and resorts division managed nine hotels, resorts and other properties for other owners. Included in the nine managed properties are two hotels owned by joint ventures in which we have a minority interest and two condominium hotels in which we own some or all of the public space. The following tables set forth revenues, operating income, operating margin and rooms data for the hotels and resorts division for the past three fiscal years:

	F2025	F2024	F25 v. F24 Amt.	F25 v. F24 Pct.	F2023	F24 v. F23 Amt.	F24 v. F23 Pct.
			(in millions, except percentages)				
Total revenues	$ 295.3	$ 287.5	$ 7.8	2.7 %	$ 270.8	$ 16.7	6.2 %
Total revenues before cost reimbursements	257.6	248.3	9.3	3.7 %	233.4	14.9	6.4 %
Operating income	14.4	18.5	(4.1)	(22.0)%	17.5	1.0	5.5 %
Operating margin[1]	5.6 %	7.4 %			7.5 %		

1. Operating margin is defined as operating income divided by total revenues before cost reimbursements

Available rooms at period-end	F2025	F2024	F2023
Company-owned	2,408	2,406	2,406
Management contracts with joint ventures	499	499	248
Management contracts with condominium hotels	480	480	480
Management contracts with other owners	1,269	1,269	1,269
Total available rooms	4,656	4,654	4,403

The following table provides a further breakdown of the components of revenues for the hotels and resorts division for the last three fiscal years:

	F2025	F2024	F25 v. F24 Amt.	F25 v. F24 Pct.	F2023	F24 v. F23 Amt.	F24 v. F23 Pct.
			(in millions, except percentages)				
Room revenues	$ 114.5	$ 113.3	$ 1.2	1.1 %	$ 106.6	$ 6.7	6.3 %
Food/beverage revenues	84.4	78.1	6.3	8.1 %	73.3	4.8	6.6 %
Other revenues	58.7	56.9	1.8	3.1 %	53.5	3.4	6.3 %
Total revenues before cost reimbursements	257.6	248.3	9.3	3.7 %	233.4	14.9	6.4 %
Cost reimbursements	37.6	39.2	(1.5)	(3.9)%	37.4	1.7	4.6 %
Total revenues	$ 295.3	$ 287.5	$ 7.8	2.7 %	$ 270.8	$ 16.7	6.2 %

Fiscal 2025 versus Fiscal 2024

Total hotels and resorts revenues increased 2.7% during fiscal 2025 compared to fiscal 2024, and total revenues before cost reimbursements increased 3.7% during fiscal 2025 compared to fiscal 2024. The higher revenues were driven primarily from increased average daily rates and a positive impact from six additional operating days due to the change in fiscal year as described above, partially offset by a decrease in occupancy driven largely by the negative impact of rooms being out of service while the Hilton Milwaukee was under renovation. The five additional operating days in fiscal 2025 between December 27, 2024 and December 31, 2024 favorably impacted revenues by approximately $3.1 million and operating income by approximately $0.4 million. Hotels and resorts operating income during fiscal 2025 decreased 22.0% compared to fiscal 2024, due primarily to a $5.0 million increase in depreciation expense from hotel renovations completed in fiscal 2024 and fiscal 2025 and the negative impact of rooms out of service at the Hilton Milwaukee, partially offset by the higher revenues.

Three of our seven company-owned hotels and resorts contributed to the improved revenue during fiscal 2025, with average daily rate increasing at three of our seven owned hotels compared to fiscal 2024. Strong group business and increasing transient demand during key periods of the year drove increased average rate growth compared to fiscal 2024, which was partially offset by a decrease in occupancy. While business travel softened slightly in fiscal 2025 compared to fiscal 2024, leisure travel remained relatively strong. The strong group business during fiscal 2025 has consequently led to an increase in banquet and catering revenues, positively impacting our food and beverage revenues as compared to fiscal 2024.

Other revenues during fiscal 2025 and fiscal 2024 included ski, spa and golf revenues at our Grand Geneva Resort & Spa, management fees, laundry revenues, parking revenues and rental revenues. Other revenues increased during fiscal 2025 compared to fiscal 2024 primarily due to higher ski, spa, and golf revenues, partially offset by lower laundry revenues.

The following table sets forth certain operating statistics, including our average occupancy percentage (number of occupied rooms as a percentage of available rooms), our average daily room rate ("ADR"), and our total revenue per available room ("RevPAR"), for company-owned properties:

Operating Statistics[1]	F2025	F2024	F25 v. F24 Amt.	Pct.
Occupancy percentage	63.9 %	66.1 %	(2.2) pts	(3.3)%
ADR	$ 196.06	$ 190.80	$ 5.26	2.8 %
RevPAR	$ 125.28	$ 126.13	$ (0.85)	(0.7)%

(1) These operating statistics represent averages of our comparable seven distinct company-owned hotels and resorts, branded and unbranded, in different geographic markets with a wide range of individual hotel performance. The statistics are not necessarily representative of any particular hotel or resort.

RevPAR increased at three of our seven company-owned properties during fiscal 2025 compared to fiscal 2024. Occupancy decreased approximately 2 percentage points in fiscal 2025 compared to fiscal 2024, and was negatively impacted by rooms out of service for renovation at the Hilton Milwaukee during the first half of fiscal 2025. During fiscal 2025, our group business represented approximately 40.5% of our total rooms revenue compared to approximately 41.9% during fiscal 2024 or 40.4% excluding the impact of the Republican National Convention (RNC). Non-group retail pricing remained strong in a majority of our markets, contributing to increased ADR.

According to data received from Smith Travel Research and compiled by us in order to analyze our fiscal 2025 results, comparable "upper upscale" hotels throughout the United States experienced an increase in RevPAR of 0.5% during fiscal 2025 compared to fiscal 2024. Thus, we believe our RevPAR decrease of 0.7% underperformed the industry during fiscal 2025 by approximately 1.2 percentage points. We believe our underperformance during fiscal 2025 resulted primarily from the unfavorable impact of the Hilton Milwaukee renovation and group displacement as a result of the reduced capacity during the first half of the year. We estimate that the Hilton Milwaukee renovation negatively impacted our RevPAR growth by approximately 1.3 percentage points. Additionally, we believe the underperformance was also impacted by the non-recurring favorable impact of the RNC during fiscal 2024, which disproportionately affected our largest market and was not observed in other parts of the country.

Data received from Smith Travel Research for our various "competitive sets" – hotels identified in our specific markets that we deem to be competitors to our hotels – indicates that these hotels experienced a decrease in RevPAR of 1.9% during fiscal 2025 compared to fiscal 2024. Thus, we believe we outperformed our competitive sets during fiscal 2025 by approximately 1.2 percentage points. Additionally, due to the rooms renovation of Hilton Milwaukee that began in the fourth quarter of fiscal 2024 and was completed during the second quarter of fiscal 2025, some displacement occurred within our Milwaukee market hotels due to shifting of business between properties that we believe negatively impacted our RevPAR growth compared to our competitive sets. After adjusting for the estimated impact of the Hilton Milwaukee renovation, we believe our hotels outperformed their competitive sets during fiscal 2025 by approximately 2.8 percentage points. We believe our outperformance resulted primarily from strong performance from our group customer segment, coupled with strong leisure travel demand, particularly at our newly renovated properties.

We generally expect our revenue trends to track or exceed the overall industry trends for our segment of the industry, particularly in our respective markets. Hotel revenues have historically tracked very closely with traditional macroeconomic statistics, such as the Gross Domestic Product. Looking to future periods, overall occupancy growth in the U.S. has slowed, while ADR has stabilized following several years of significant growth and we expect nominal ADR growth in fiscal 2026. In the near term, we expect group business demand to remain strong and leisure travel to remain stable. Leisure travel in our markets has a seasonal component, peaking in the summer months and slowing down as children return to school and the weather turns colder. Additionally, corporate business travel has softened in recent months amid economic uncertainty and we expect that trend to continue in the near term.

As of the date of this report, our group room revenue bookings for fiscal 2026 - commonly referred to in the hotels and resorts industry as "group pace" - is running slightly ahead of where we were at the same time last year. Group room revenue bookings for fiscal 2027 is running slightly below where we were at the same time in early fiscal 2025 for fiscal 2026. Banquet and catering revenue pace for fiscal 2026 and fiscal 2027 is running ahead of where we would typically be at this same time last year. We are encouraged by continuing positive trends in group bookings for fiscal 2026 and beyond.

During fiscal 2024, we formed a joint venture with investment partners to acquire the Loews Minneapolis Hotel in March 2024, which we manage. The acquired hotel was rebranded as The Lofton Hotel under the Tapestry Collection by Hilton flag. In early 2026, we opened The Marc Hotel, an independent 175-room, limited-service hotel located in downtown Milwaukee, in the former west wing of Hilton Milwaukee. As of the date of this filing, our current portfolio of hotels and resorts includes 17 owned and managed properties across the country.

As discussed in the "Current Plans" section of this MD&A, we are considering a number of potential growth opportunities that may impact fiscal 2026 and future period operating results. In addition, if we were to sell one or more hotels during fiscal 2026, our fiscal 2026 operating results could be significantly impacted. The extent of any such impact will likely depend upon the timing and nature of the growth opportunity (pure management contract, management contract with equity, joint venture investment, or other opportunity) or divestiture (management retained, equity interest retained, etc.).

Adjusted EBITDA

Adjusted EBITDA is a measure used by management and our board of directors to assess our financial performance and enterprise value. We believe that Adjusted EBITDA is a useful supplemental measure for us and investors, as it eliminates certain expenses that are not indicative of our core operating performance and facilitates a comparison of our core operating performance on a consistent basis from period to period. We also use Adjusted EBITDA as a basis to determine certain annual cash bonuses and long-term incentive awards, to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. Adjusted EBITDA is also used by analysts, investors and other interested parties as a performance measure to evaluate industry competitors.

Adjusted EBITDA is a non-GAAP measure of our financial performance and should not be considered as an alternative to net earnings (loss) as a measure of financial performance, or any other performance measure derived in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of liquidity or free cash flow for management's discretionary use. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

We define Adjusted EBITDA as net earnings (loss) attributable to The Marcus Corporation before investment income or loss, interest expense, other expense, gain or loss on disposition of property, equipment and other assets, impairment charges, equity earnings or losses from unconsolidated joint ventures, net earnings or losses attributable to noncontrolling interests, income taxes and depreciation and amortization, adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the items eliminated in the adjustments made to determine Adjusted EBITDA, such as acquisition expenses, preopening expenses, accelerated depreciation, impairment charges and other adjustments. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Definitions and calculations of Adjusted EBITDA differ among companies in our industries, and therefore Adjusted EBITDA disclosed by us may not be comparable to the measures disclosed by other companies.

The following table sets forth Adjusted EBITDA by reportable operating segment for the last three fiscal years (in millions, except for variance percentage):

	F2025	F2024	F25 v. F24 Amt.	F25 v. F24 Pct.	F2023	F24 v. F23 Amt.	F24 v. F23 Pct.
			(in millions, except percentages)				
Theatres	$ 76.5	$ 78.1	$ (1.6)	(2.1)%	$ 86.4	$ (8.3)	(9.7)%
Hotels and resorts	42.7	41.6	1.1	2.7 %	37.7	3.9	10.2 %
Corporate items	(19.9)	(17.2)	(2.7)	15.4 %	(15.4)	(1.8)	11.8 %
Adjusted EBITDA	$ 99.3	$ 102.4	(3.1)	(3.1)%	$ 108.7	(6.3)	(5.8)%

Our theatre division Adjusted EBITDA decreased during fiscal 2025 compared to fiscal 2024 due primarily to increased labor, advertising, benefits, insurance, and other costs, partially offset by the favorable impact of the additional operating days due to the change in fiscal calendar as described above. Our hotels and resorts division Adjusted EBITDA increased during fiscal 2025 compared to fiscal 2024 due to the increase in operating days as described above, as well as increased revenue from improved ADR, partially offset by increases in associate benefit cost, maintenance, and other costs. Conversely, our hotels and resorts division Adjusted EBITDA was negatively impacted during fiscal 2025 by changes in revenue mix with lower margin food and beverage revenues increasing more than higher margin rooms revenues. Adjusted EBITDA attributable to corporate items decreased during fiscal 2025 compared to fiscal 2024 due primarily to increased long-term incentive compensation expenses, director compensation, professional fees related to tax, legal, and information technology services, and personnel and benefits cost inflation.

The following table sets forth our reconciliation of Adjusted EBITDA (in millions):

	F2025	F2024	F2023
Net income (loss) attributable to The Marcus Corporation	$ 12.7	$ (7.8)	$ 14.8
Add (deduct):			
Investment income	(0.9)	(2.2)	(2.4)
Interest expense	11.5	11.0	12.7
Other expense (income) [1]	(2.8)	1.5	1.8
(Gain) loss on disposition of property, equipment and other assets	(0.6)	0.4	—
Equity losses from unconsolidated joint ventures, net	0.6	0.6	0.1
Income tax expense (benefit)	(4.0)	(2.4)	6.9
Depreciation and amortization	70.2	68.0	67.3
Share-based compensation expenses [2]	7.5	8.2	6.4
Impairment charges [3]	5.2	6.8	1.1
Theatre exit costs [4]	0.1	0.1	—
Insured losses (recoveries) [5]	(0.2)	0.2	—
Debt conversion expense [6]	—	15.5	—
Other non-recurring [7]	—	2.5	—
Total Adjusted EBITDA	$ 99.3	$ 102.4	$ 108.7

The following tables sets forth our reconciliation of Adjusted EBITDA by reportable operating segment (in millions):

	F2025				F2024			
	Theatres	Hotels & Resorts	Corp. Items	Total	Theatres	Hotels & Resorts	Corp. Items	Total
Operating income	$ 29.4	$ 14.4	$ (26.8)	$ 17.1	$ 22.1	$ 18.5	$ (24.5)	$ 16.2
Depreciation and amortization	41.8	26.9	1.6	70.2	45.4	21.9	0.7	68.0
(Gain) loss on dispositions of property, equipment and other assets	(0.8)	0.3	—	(0.6)	0.3	0.1	—	0.4
Share-based compensation [2]	1.0	1.2	5.3	7.5	0.9	1.1	6.2	8.2
Impairment charges [3]	5.2	—	—	5.2	6.8	—	—	6.8
Theatre exit costs [4]	0.1	—	—	0.1	0.1	—	—	0.1
Insured losses (recoveries) [5]	(0.2)	—	—	(0.2)	0.2	—	—	0.2
Other non-recurring [7]	—	—	—	—	2.2	—	0.3	2.5
Adjusted EBITDA	$ 76.5	$ 42.7	$ (19.9)	$ 99.3	$ 78.1	$ 41.6	$ (17.2)	$ 102.4

	F2023			
	Theatres	Hotels & Resorts	Corp. Items	Total
Operating income (loss)	$ 36.2	$ 17.5	$ (19.8)	$ 33.9
Depreciation and amortization	48.4	18.6	0.4	67.3
(Gain) loss on dispositions of property, equipment and other assets	(0.1)	0.7	(0.5)	—
Share-based compensation [2]	0.9	1.0	4.5	6.4
Impairment charges [3]	1.1	—	—	1.1
Adjusted EBITDA	$ 86.4	$ 37.7	$ (15.4)	$ 108.7

(1) Includes a gain from an insurance settlement of $4.5M related to insured property damage at one theatre location in fiscal 2025.

(2) Non-cash expense related to share-based compensation programs.

(3) Non-cash impairment charges in fiscal 2025 related to eight operating theatres and one vacant parcel of land. Non-cash impairment charges in fiscal 2024 related to three operating theatres, one operating theatre that closed in early fiscal 2025, and one permanently closed theatre. Non-cash impairment charges in fiscal 2023 related to one permanently closed theatre.

(4) Non-recurring costs related to the closure and exit of one theatre location in fiscal 2024.

(5) Repair costs and insurance recoveries that are non-operating in nature related to insured property damage at one theatre location.

(6) Debt conversion expense resulting from repurchases of $100.1 million aggregate principal amount of Convertible Notes in fiscal 2024. See *Convertible Senior Notes* in the "Liquidity and Capital Resources" section of this MD&A for further discussion.

(7) Other non-recurring in fiscal 2024 includes settlement and legal expenses related to an equipment lease agreement impacted by the COVID-19 pandemic in Theatres, and professional fees related to convertible debt repurchase transactions and corporate office relocation expenses in Corporate Items.

Liquidity and Capital Resources

Liquidity

Our movie theatre and hotels and resorts businesses each generate significant and relatively consistent daily amounts of cash, subject to previously-noted seasonality, because each segment's revenue is derived predominantly from consumer cash purchases. We believe that these relatively consistent and predictable cash sources, as well as the availability of unused credit lines, are adequate to support the ongoing operational liquidity needs of our businesses.

Maintaining and protecting a strong balance sheet has always been a core philosophy of The Marcus Corporation during our 90-year history, and our financial position remains strong. As of December 31, 2025, we had a cash balance of $23.4 million, $209.6 million of availability under our $225.0 million revolving credit facility, our debt-to-capitalization ratio was 0.26, and our net leverage was 1.5 times net debt to Adjusted EBITDA. With our strong liquidity position, combined with cash generated from operations, we believe we are positioned to meet our obligations as they come due and continue to sustain our operations throughout fiscal 2026 and beyond, as well as our longer-term capital requirements.

The following table sets forth our reconciliations of Net Debt and Net Leverage (Net Debt to Adjusted EBITDA) (in millions, except leverage ratio):

	December 31, 2025	December 26, 2024
Long-term debt (GAAP measure) [1]	$ 159.0	$ 159.1
Finance lease obligations (GAAP measure) [2]	11.3	13.0
Less: Cash and cash equivalents	(23.4)	(40.8)
Net Debt	$ 146.8	$ 131.3
Net Debt	$ 146.8	$ 131.3
Adjusted EBITDA	99.3	102.4
Net Leverage (Net Debt to Adjusted EBITDA)	1.48x	1.28x

(1) Represents total long-term debt, including the current portion of long-term debt.

(2) Represents total finance lease obligations, including the current portion of finance lease obligations.

We believe Net Leverage is a useful measure, as it provides management and investors an indication of our indebtedness less unrestricted cash relative to our earnings performance.

Credit Agreement

On January 9, 2020, we entered into a Credit Agreement with several banks, including JPMorgan Chase Bank, N.A., as Administrative Agent, and U.S. Bank National Association, as Syndication Agent. On April 29, 2020, we entered into the First Amendment, on September 15, 2020, we entered into the Second Amendment, on July 13, 2021, we entered into the Third Amendment, on July 29, 2022, we entered into the Fourth Amendment, on February 10, 2023, we entered into the Fifth Amendment, and on October 16, 2023, we entered into the Sixth Amendment (the Credit Agreement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, hereinafter referred to as the "Credit Agreement").

The Credit Agreement provides for a five-year revolving credit facility that matures on October 16, 2028 with an initial maximum aggregate amount of availability of $225.0 million. We may request an increase in the aggregate amount of availability under the Credit Agreement by an aggregate amount of up to $125.0 million by increasing the revolving credit facility or adding one or more tranches of term loans. Our ability to increase availability under the Credit Agreement is subject to certain conditions, including, among other things, the absence of any default or event of default or material adverse effect under the Credit Agreement.

The Sixth Amendment amended the Credit Agreement to, among other things: (i) revise the applicable interest rates for benchmark and ABR (defined below) loans to be determined by a net leverage ratio, rather than the previously used debt to capitalization ratio; (ii) revise the definition of consolidated EBITDA to exclude certain non-recurring costs and one-time expenses and exclude certain non-recurring recognized gains; (iii) exclude our hotel properties and certain theatre properties from the collateral under the Credit Agreement; (iv) revise the financial covenants to eliminate covenants regarding the consolidated fixed charge coverage ratio and consolidated debt to capitalization ratio and replace these covenants with a requirement that our consolidated net leverage ratio not exceed 3.50:1.00, provided that, with some limitations, such ratio may be increased to 4.00:1:00 for the full fiscal quarter in which a material acquisition (in which aggregate consideration equals or exceeds $30.0 million) is consummated and the three fiscal quarters immediately thereafter; (v) replace the required consolidated fixed charge coverage ratio with a covenant that our interest coverage ratio at the end of any fiscal quarter not be less than 3.00:1.00; (vi) revise permitted indebtedness under the agreement to include, among other items, (a) borrowings or finance lease obligations to finance capital expenditures up to $40.0 million at any time outstanding, (b) indebtedness under our senior notes up to $100.0 million at any time outstanding; (c) indebtedness of up to $25.0 million in any new restricted subsidiaries at the time such entity becomes a restricted subsidiary, (d) other indebtedness not exceeding $50.0 million at any time outstanding and (e) other indebtedness as long as the consolidated net leverage ratio is at least 0.25 less than otherwise required under the Credit Agreement; and (vii) revise the covenants to allow us to make investments as long as no default has occurred under the Credit Agreement, or would occur as a result of the investment, as long as the consolidated net leverage ratio is at least 0.25 less than otherwise required under the Credit Agreement.

Borrowings under the Credit Agreement bear interest at a variable rate equal to (i) the term SOFR, plus a credit spread adjustment of 0.10%, subject to a 0% floor, plus a specified margin based upon our net leverage ratio as of the most recent determination date, or (ii) the alternate base rate ("ABR") (which is the highest of (a) the prime rate, (b) the greater of the federal funds rate and the overnight bank funding rate plus 0.50% or (c) the sum of 1% plus one-month SOFR plus a credit spread adjustment of 0.10%), subject to a 1% floor, plus a specified margin based upon our net leverage ratio as of the most recent determination date; provided, however, as of the effective date of the Sixth Amendment, in respect of revolving loans, the applicable margin is 1.75% for SOFR borrowings and 0.75% for ABR borrowings. We are required to pay a variable rate facility fee depending on our consolidated net leverage ratio.

In connection with the Credit Agreement: (i) we and certain of our subsidiaries have pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of their respective personal property assets and (b) certain of their respective real property assets, in each case, to secure the Credit Agreement and related obligations; and (ii) certain of our subsidiaries have guaranteed our obligations under the Credit Agreement.

The Credit Agreement contains customary events of default. If an event of default under the Credit Agreement occurs and is continuing, then, among other things, the lenders may declare any outstanding obligations under the Credit Agreement to be immediately due and payable and exercise rights and remedies against the pledged collateral.

Senior Notes

On December 21, 2016, we entered into a Note Purchase Agreement (the "4.32% Senior Notes Agreement") with the several purchasers party to the 4.32% Senior Notes Agreement, pursuant to which we issued and sold $50.0 million in aggregate principal amount of our 4.32% Senior Notes due February 22, 2027 in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. We used the net proceeds of the sale of the 4.32% Notes to repay outstanding indebtedness and for general corporate purposes.

Interest on the 4.32% Senior Notes is payable semi-annually in arrears on the 22nd day of February and August in each year and at maturity. The entire outstanding principal balance of the 4.32% Notes will be due and payable on February 22, 2027. The 4.32% Senior Notes rank pari passu in right of payment with all of our other senior secured debt. In connection with entering into the Sixth Amendment to the Credit Agreement, on October 16, 2023, we and certain purchasers entered into the Sixth Amendment to the Note Purchase Agreement, dated December 21, 2016, for our 4.32% Senior Notes due February 22, 2027, (the "Note Amendments" and such Note Purchase Agreements, as previously amended and as amended by the Note Amendments, the "Amended Senior Note Agreements"). The Note Amendments revise the Note Purchase Agreements so that the Amended Senior Note Agreements' covenants and collateral provisions are consistent with those set forth in the Credit Agreement.

On July 9, 2024, we entered into a Master Note Purchase Agreement with several purchasers party to the agreement, pursuant to which we issued and sold $100.0 million aggregate principal amount of senior notes in two tranches: (i) $60.0 million in aggregate principal amount of the Company's 6.89% Series 2024 Senior Notes, Tranche A due July 9, 2031 (the "Tranche A Notes") and (ii) $40.0 million in aggregate principal amount of the Company's 7.02% Series 2024 Senior Notes, Tranche B due July 9, 2034 (the "Tranche B Notes" and, collectively with the Tranche A Notes, the "2024 Senior Notes"). The net proceeds were used to refinance the Convertible Notes Repurchases of $99.9 million aggregate principal amount of Convertible Notes and for general corporate purposes.

Interest on the 2024 Senior Notes is payable semi-annually in arrears on the 9th day of January and July each year, commencing on January 9, 2025, and on the applicable maturity date. The Tranche A Notes require annual principal amortization payments beginning in fiscal 2027 with a final maturity in fiscal 2031. The Tranche B Notes require annual principal amortization payments beginning in fiscal 2028 with a final maturity in fiscal 2034. The 2024 Senior Notes rank pari passu in right of payment with all of our other senior secured debt. The Master Note Purchase Agreement contains various restrictions and covenants applicable to the Company and certain of its subsidiaries that are consistent with the restrictions, covenants and collateral provisions in the Company's existing Credit Agreement and Note Purchase Agreements. Among other requirements, the Master Note Purchase Agreement requires us to maintain (i) a ratio of consolidated net debt (as defined in the Master Note Purchase Agreement) to consolidated EBITDA (as defined in the Master Note Purchase Agreement) of 3.50 to 1.00 or less, with some temporary exceptions for material acquisitions, and (ii) a minimum ratio of consolidated EBITDA to consolidated interest expense (as defined in the Master Note Purchase Agreement) for each period of four consecutive fiscal quarters (determined as of the last day of each fiscal quarter) of 3.00 to 1.00 or more.

In connection with the Amended Senior Notes Agreements and Master Note Purchase Agreement: (i) we and certain of our subsidiaries have pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of their respective personal property assets and (b) certain of their respective real property assets, in each case, to secure the Notes and related obligations; and (ii) certain subsidiaries of ours have guaranteed our obligations under the Amended Senior Notes Agreements, Master Note Purchase Agreement, Notes, and the 2024 Senior Notes.

The Amended Senior Notes Agreements and Master Note Purchase Agreement also contain customary events of default. If an event of default under the Amended Senior Notes Agreements or Master Note Purchase Agreement occurs and is continuing, then, among other things, the purchasers may declare any outstanding obligations under the Amended Senior Notes Agreements, Master Note Purchase Agreement, Notes, and the 2024 Senior Notes to be immediately due and payable and the note holders may exercise their rights and remedies against the pledged collateral.

Convertible Senior Notes

In September 2020, we entered into a purchase agreement with J.P. Morgan Securities LLC, as representative of the several initial purchasers (the "Initial Purchasers"), to issue and sell $100.1 million aggregate principal amount of our 5.00% Convertible Senior Notes due 2025 (the "Convertible Notes"). In connection with the pricing of the Convertible Notes we entered into privately negotiated Capped Call Transactions (the "Capped Call Transactions") with certain of the Initial Purchasers and/or their respective affiliates and/or other financial institutions (the "Capped Call Counterparties"). The Capped Call Transactions were expected generally to reduce potential dilution of our common stock upon any conversion of the Convertible Notes and/or offset any cash payments we were required to make in excess of the principal amount of such converted Convertible Notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the Capped Call Transactions, was greater than the strike price of the Capped Call Transactions, which initially corresponded to the conversion price of the Convertible Notes and was subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Convertible Notes.

During fiscal 2024, we entered into separate, privately negotiated purchase agreements (the "Purchase Agreements") with the holders of our Convertible Notes. Under the terms of the Purchase Agreements, the holders agreed to exchange $100.1 million in aggregate principal amount of Convertible Notes for cash consideration of $121.8 million (or $103.5 million net of the cash we received in connection with the unwind of a portion of the Capped Call Transactions as discussed below) effected over four separate repurchase tranches (the "Convertible Notes Repurchases"). Upon settlement of the Convertible Note Repurchases all of the Convertible Notes were retired.

In connection with the Convertible Notes Repurchases, we entered into unwind agreements with the Capped Call Counterparties to terminate a portion of the Capped Call Transactions equal to the notional amounts of the Convertible Notes Repurchases, and to receive aggregate cash of $18.3 million effected over four separate unwind tranches.

During fiscal 2024, we incurred debt conversion expense of $15.5 million in connection with the Convertible Notes Repurchases. The unwind of the Capped Call Transactions resulted in a $17.6 million increase in capital in excess of par within shareholders' equity during fiscal 2024.

Summary

The Credit Agreement and the Senior Notes impose various financial covenants applicable to The Marcus Corporation and certain of our subsidiaries. As of the date of this filing, we are in compliance with all of the financial covenants imposed by the Credit Agreement and the Senior Notes. Our long-term debt has no scheduled annual principal payments in fiscal 2026 and $62.0 million annual principal payments in fiscal 2027. We believe that we will have sufficient liquidity to meet our obligations as they come due and to comply with our debt covenants for at least 12 months from the issuance date of the consolidated financial statements and beyond.

Financial Condition

Fiscal 2025 versus Fiscal 2024

Net cash provided by operating activities totaled $84.2 million during fiscal 2025, compared to net cash provided by operating activities of $103.9 million during fiscal 2024, a decrease of $19.7 million. The decrease in net cash provided by operating activities in fiscal 2025 was due primarily to unfavorable timing of payment of accounts payable, accrued compensation, other assets, and operating leases, partially offset by an increase in net earnings and favorable timing in the collection of accounts receivable and payment of other accrued liabilities as compared to fiscal 2024.

Net cash used in investing activities during fiscal 2025 totaled $71.4 million, compared to net cash used in investing activities during fiscal 2024 of $81.9 million, a decrease of $10.5 million. The decrease in net cash used by investing activities was the result of $8.2 million in proceeds from the sale of trading securities during fiscal 2025 compared to $2.3 million in purchases of trading securities in the prior year, proceeds of $4.5 million from an insurance settlement in fiscal 2025, and a decrease in net contributions to hotel joint ventures in the prior period that did not recur, partially offset by a $4.0 million increase in capital expenditures (as described below). In fiscal 2024, we contributed $5.6 million for the purchase of joint venture interests in The Lofton Hotel, partially offset by a $1.5 million sale of joint venture interests in The Lofton Hotel to other minority investors.

Total cash capital expenditures (including normal continuing capital maintenance and renovation projects) totaled $83.2 million during fiscal 2025 compared to $79.2 million during fiscal 2024, an increase of $4.0 million, or 5.1%. We incurred approximately $28.4 million of capital expenditures in our theatre division during fiscal 2025, including costs associated with the conversion of three theatre auditoriums to ScreenX, the addition of concession stands at three theatre locations, construction related to insured property damage at one theatre location, and normal maintenance capital projects. We incurred approximately $21.0 million of capital expenditures during fiscal 2024 in our theatre division, including costs associated with the conversion of one theatre location to DreamLounger seating, the purchase of previously leased projectors, and normal maintenance capital projects. We incurred approximately $51.9 million of capital expenditures in our hotels and resorts division during fiscal 2025, including costs related to guestroom, meeting space and lobby renovations at Hilton Milwaukee, golf short course construction at the Grand Geneva Resort & Spa, and normal maintenance capital projects at our other company-owned hotels and resorts. We incurred capital expenditures in our hotels and resorts division during fiscal 2024 of approximately $48.9 million, including costs related to ballroom and meeting space renovations, associate housing construction and golf short course construction at the Grand Geneva Resort & Spa, guest room and lobby renovations at The Pfister Hotel, guest room renovations at the Hilton Milwaukee and normal maintenance capital projects at our other company-owned hotels and resorts. Our current estimated fiscal 2026 cash capital expenditures, which we anticipate may be in the $50 - $55 million range, are described in greater detail in the "Current Plans" section of this MD&A.

Net cash used in financing activities during fiscal 2025 totaled $30.8 million, compared to net cash used in financing activities during fiscal 2024 of $37.3 million. During fiscal 2025, we increased our borrowings under our revolving credit facility as needed to fund our cash needs and used excess cash to reduce our borrowings under our revolving credit facility. As short-term revolving credit facility borrowings became due, we replaced them as necessary with new short-term revolving credit facility borrowings. As a result, we added $213.0 million of new short-term revolving credit facility borrowings, and we made $203.0 million of repayments on short-term revolving credit facility borrowings during fiscal 2025. We ended fiscal 2025 with $10.0 million outstanding under our revolving credit facility.

During fiscal 2024, we increased our borrowings under our revolving credit facility as needed to fund our cash needs and used excess cash to reduce our borrowings under our revolving credit facility. As a result, we added $119.0 million of new short-term revolving credit facility borrowings, and we made $119.0 million of repayments on short-term revolving credit facility borrowings during fiscal 2024. We ended fiscal 2024 with no outstanding borrowings under our revolving credit facility.

Principal payments on long-term debt were approximately $10.4 million during fiscal 2025, including a $10.0 million installment payment on senior notes, compared to payments of $11.4 million during fiscal 2024, which included a $10.0 million installment payment on senior notes. During fiscal 2024 we received $100.0 million of cash proceeds from the issuance of senior notes in July 2024. See *Senior Notes* section above for further discussion.

During fiscal 2024 we paid $123.5 million in cash for the Convertible Notes Repurchases (as defined above) and related transaction costs and we received $18.3 million in cash from the proportionate unwind of the Capped Call

Transactions in connection with the Convertible Notes Repurchases. See *Convertible Senior Notes* section above for further discussion.

Our debt-to-capitalization ratio (excluding our finance and operating lease obligations) was 0.26 at December 31, 2025, and December 26, 2024. Based upon our current expectations for our fiscal 2026 operating results and capital expenditures, we anticipate that our total long-term debt and debt-to-capitalization ratio will remain at our current relatively low levels during fiscal 2026. Our actual total long-term debt and debt-to-capitalization ratio at the end of fiscal 2026 are dependent upon, among other things, our actual operating results, capital expenditures, asset sales proceeds and potential equity transactions during the year.

During fiscal 2025 we repurchased 1.1 million shares of our common stock for $18.0 million in the open market, compared to 0.7 million share repurchases of our common stock for $9.7 million in the open market in fiscal 2024. As of December 31, 2025, approximately 4.5 million shares of our common stock remained available for repurchase under prior Board of Directors repurchase authorizations. Under these authorizations, we may repurchase shares of our common stock from time to time in the open market, pursuant to privately-negotiated transactions or otherwise, depending upon a number of factors, including prevailing market conditions.

We paid regular quarterly dividends totaling $9.2 million during fiscal 2025, compared to $8.8 million in fiscal 2024. During the third quarter of fiscal 2025, we increased our regular quarterly common stock cash dividend by 14% to $0.08 per common share.

Contractual Obligations, Commercial Commitments and Future Uses of Cash

The following schedule details our contractual obligations at December 31, 2025 (in thousands):

			Payments Due by Period		
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Total debt	$ 160,000	$ —	$ 89,714	$ 35,428	$ 34,858
Interest on fixed-rate long term debt[1]	32,392	9,102	12,348	7,319	3,623
Pension obligations	34,883	2,339	4,983	6,592	20,969
Operating lease obligations	211,202	23,709	46,629	40,019	100,845
Finance lease obligations	12,762	3,295	4,543	2,764	2,160
Construction commitments	5,002	5,002	—	—	—
Total contractual obligations	$ 456,241	$ 43,447	$ 158,217	$ 92,122	$ 162,455

_____

(1) Interest on variable-rate debt obligations is excluded due to significant variations that may occur in each year related to the amount of variable-rate debt and the accompanying interest rate. As of December 31, 2025 we had $10.0 million variable interest rate debt outstanding.

Additional detail describing our long-term debt is included in Note 5 to our consolidated financial statements.

As of December 31, 2025, we had no additional material purchase obligations other than those created in the ordinary course of business related to property and equipment, which generally have terms of less than 90 days. We had long-term obligations related to our employee benefit plans, which are discussed in detail in Note 8 to our consolidated financial statements. We have not included uncertain tax obligations in the table of contractual obligations set forth above due to uncertainty as to the timing of any potential payments.

As of December 31, 2025, we had no debt or lease guarantee obligations, other than the following arrangements:

In connection with the mortgage loan obtained by the Kimpton Hotel Monaco Pittsburgh ("Monaco") joint venture, we provided an environmental indemnity and a "bad boy" guaranty that provides that the lender can recover losses from us for certain bad acts of the Monaco joint venture, such as but not limited to fraud, intentional misrepresentation, voluntary incurrence of prohibited debt, prohibited transfers of the collateral, and voluntary bankruptcy of the Monaco joint venture. Under the terms of the Monaco joint venture operating agreement, Searchlight has agreed to fully indemnify us under the "bad boy" guarantees for any losses other than those attributable to our own bad acts and has agreed to indemnify us to its proportionate liability under the environmental liability. Additional detail describing the Monaco joint venture is included in Note 11 to our consolidated financial statements.

In connection with the mortgage loan obtained by a wholly-owned subsidiary of The Lofton Hotel joint venture entity, we provided an environmental indemnity and a several payment guaranty that provides that the lender can recover losses from us, a principal in Hempel, and a principal in RP for certain events of default of the borrower up to $6.2 million for the Company. Under the terms of a cross-indemnity agreement among the guarantors, the other two guarantors have fully indemnified us under the guarantees for any losses in excess of its proportionate liability under the several payment guaranty and environmental indemnity.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates, and we manage our exposure to this market risk by monitoring available financing alternatives.

Variable interest rate debt totaled $10.0 million as of December 31, 2025, carried a weighted-average interest rate of 5.4% and represented 6.25% of our total debt portfolio. Our revolving credit facility, which had $10.0 million outstanding borrowings as of December 31, 2025, is our only existing credit facility that bears interest based on a variable rate. Our earnings may be affected by changes in short-term interest rates as a result of our borrowings under our revolving credit facility to the extent we have any such borrowings.

Fixed interest rate debt totaled $150.0 million as of December 31, 2025, carried a weighted-average interest rate of 6.1% and represented 93.75% of our total debt portfolio. Fixed interest rate debt included the following: senior notes bearing interest semiannually at fixed rates ranging from 4.32% to 7.02%, maturing in fiscal 2027 through 2034. The fair value of our fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of our fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 31, 2025, the fair value of our $150.0 million of senior notes was approximately $155.0 million.

The variable interest rate debt and fixed interest rate debt outstanding as of December 31, 2025 matures as follows (in thousands):

	F2026	F2027	F2028	F2029	F2030	Thereafter	Total
Variable interest rate	$ —	$ —	$ 10,000	$ —	$ —	$ —	$ 10,000
Fixed interest rate	—	62,000	17,714	17,714	17,714	34,858	150,000
Total debt	$ —	$ 62,000	$ 27,714	$ 17,714	$ 17,714	$ 34,858	$ 160,000

We periodically enter into interest rate swap agreements to manage our exposure to interest rate changes. These swaps involve the exchange of fixed and variable interest rate payments. Payments or receipts on the agreements are recorded as adjustments to interest expense. As of December 31, 2025 there were no interest rate swap agreements outstanding.

Critical Accounting Policies and Estimates

This MD&A is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates associated with critical accounting policies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- **Long-lived & Other Intangible Assets:** We review long-lived assets, including property and equipment, operating lease right-of-use assets and our trade name intangible asset, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Such review is primarily done at the individual theatre or hotel property level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other asset groups. We use judgment to determine whether indicators of impairment exist. The determination of the occurrence of a triggering event is based upon our knowledge of the theatre and hospitality industries, historical experience such as recent operating results, location of the property, market conditions, recent events or transactions, and property-specific information available at the time of the assessment. When a triggering event occurs, judgment is also required in determining the assumptions and estimates to use within the recoverability analysis and when calculating the fair value of the asset if it is determined that the long-lived asset is not recoverable. In performing these analyses, we must make assumptions regarding the estimated future cash flows and other factors that a market participant would make to determine the fair value of the respective assets. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance and anticipated sales prices. Our estimates of cash flows are sensitive to assumed revenue growth rates and may differ from actual cash flows due to factors such as economic conditions, changes to our business model or changes in our operating performance and anticipated sales prices. For long-lived assets, if the sum of the undiscounted estimated cash flows is less than the current carrying value, we then prepare a fair value analysis of the asset. If the carrying value of the asset exceeds the fair value of the asset, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. During fiscal 2025, we recorded before-tax impairment charges totaling $5.2 million related to eight operating theatres and one vacant parcel of land. During fiscal 2024, we recorded before-tax impairment charges totaling $6.8 million related to four operating theatres, one operating theatre that we closed in early fiscal 2025, and one permanently closed theatre. During fiscal 2023, we recorded a before-tax impairment charge of $1.1 million related to two permanently closed theatres and surplus real estate that was sold in fiscal 2024.

  Depreciation expense is based on the estimated useful life of our assets. The life of the assets is based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the asset, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net earnings or the gain or loss on the sale of any of the assets.

- **Goodwill:** We review goodwill for impairment annually or more frequently if certain indicators arise. We perform our annual impairment test on the first day of our fiscal fourth quarter. Goodwill is tested for impairment at a reporting unit level, determined to be at an operating segment level. When reviewing goodwill for impairment, we consider the amount of excess fair value over the carrying value of the reporting unit, the period of time since the last quantitative test, and other factors to determine whether or not to first perform a qualitative test. When performing a qualitative test, we assess numerous factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. Examples of qualitative factors that we assess include our share price, our financial performance, market and competitive factors in our industry, and other events specific to the reporting unit. If we conclude that it is more likely than not that the fair value of our reporting unit is less than its carrying value, we perform a quantitative test by comparing the carrying value of the reporting unit to the estimated fair value. Primarily all of our goodwill relates to our theatre segment.

  During the first three quarters of fiscal 2025, we determined that there were no indicators of impairment that would require an additional quantitative analysis during these interim periods. We performed our annual goodwill impairment test as of October 1, 2025 and determined that a quantitative analysis would be appropriate. In order to determine fair value, we used assumptions based on information available to us as of October 1, 2025, including both market data and forecasted cash flows. We then used this information to determine fair value and determined that the fair value of our theatre reporting unit exceeded our carrying value by a substantial amount and deemed that no impairment was indicated as of October 1, 2025. If we are unable to achieve our forecasted cash flow or if market conditions worsen, our goodwill could be impaired at a later date.

- ***Income Taxes:*** We are subject to U.S. federal and state income taxes in numerous state jurisdictions. Significant judgment is required in determining both our key assumptions utilized in the accounting for income taxes and the recording of the provision for income taxes and the related deferred tax assets and liabilities. We assess our income tax positions and record tax liabilities for all years subject to examination based upon management's evaluation of the facts and circumstances and information available at the reporting dates. For those income tax positions where it is more-likely-than-not that a tax benefit will be sustained upon the conclusion of an examination, we have recorded the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority assuming that it has full knowledge of all relevant information. For those tax positions that do not meet the more-likely-than-not threshold regarding the ultimate realization of the related tax benefit, no tax benefit has been recorded in the financial statements. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses, tax credits and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established valuation allowances against certain of our deferred tax assets relating to state net operating loss carryforwards and relating to historical tax credits. As of December 31, 2025 and December 26, 2024, valuation allowances against our deferred tax assets were $3.6 million. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded.

Implementation of New Accounting Standards

In fiscal 2025, we adopted ASU No. 2023-09, *Income Taxes (Topic 740: Improvements to Income Tax Disclosures (ASU No. 2023-09*), which requires improvements to income tax disclosures primarily related to rate reconciliation and income taxes paid information. The annual requirements of ASU No. 2023-09 are included in the Company's Income Taxes footnote (Note 10) and prior year information has been recast to conform to the current year presentation. The adoption of the new standard did not have a material effect on the Company's consolidated financial statements.

Accounting Changes

For a description of recent accounting pronouncements, See Note 1 of the notes to our consolidated financial statements included in Part II, Item 8 of this annual report on Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

The information required by this item is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk" above.

Item 8. Financial Statements and Supplementary Data.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The Company's auditors, Deloitte & Touche LLP, have issued an attestation report on our internal control over financial reporting. That attestation report is set forth in this Item 8.

Gregory S. Marcus   Chad M. Paris
President and Chief Executive Officer   Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Marcus Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Marcus Corporation and subsidiaries (the "Company") as of December 31, 2025 and December 26, 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 26, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long-Lived Assets – Theatres segment property and equipment, net and operating lease right-of-use assets – Refer to Note 1 and Note 3 to the financial statements.

Critical Audit Matter Description

The Company assesses long-lived assets, including property and equipment, net, and operating lease right-of-use assets for impairment at the individual theatre or surplus real estate property level whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. During the year ended December 31, 2025, the Company recorded an impairment loss of $5.2 million.

In assessing the Theatres segment property and equipment, net, and operating lease right-of-use assets for indicators of potential impairment, the Company considered quantitative and qualitative factors, including evaluating the historical actual operating performance of the properties and assessing the impact of recent economic and industry events impacting the properties. Evaluating whether these quantitative and qualitative factors represented an indicator of potential impairment required significant judgment by management.

When indicators of impairment were present, the Company determined if the individual theatre, or surplus real estate properties were recoverable by assessing whether the sum of the estimated undiscounted future cash flows attributable to such assets was less than their carrying amounts. In instances where the estimated undiscounted future cash flows attributable to these assets were less than the carrying amounts, the Company determined the fair value of the individual theatre, or surplus real estate properties and recorded an impairment loss based on the excess of the carrying amount over the fair value. The most significant assumption inherent in these recoverability and impairment analyses was the forecasted future cash flows (primarily driven by revenue growth rates for theatre properties and estimated sales prices for surplus real estate properties).

We identified the assessment and evaluation of impairment for the Theatres segment property and equipment, net, and operating lease right-of-use assets as a critical audit matter because of the subjectivity used by management when identifying and evaluating potential impairment indicators, and when estimating forecasted future cash flows in their recoverability and impairment analyses. A high degree of auditor judgment was required when performing audit procedures to evaluate whether management appropriately identified and evaluated potential impairment indicators, and when evaluating the reasonableness of management's forecasted future cash flows that were used in their recoverability and impairment analyses.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's assessment and evaluation of impairment for the Theatres segment property and equipment, net and operating lease right-of-use assets included the following, among others:

- We tested the effectiveness of internal controls over the Company's assessment and evaluation of potential impairment for long-lived assets and over forecasted future cash flows that were used in their recoverability and impairment analyses.
- We evaluated the reasonableness of the information in the Company's impairment indicators analyses, and the corresponding forecasted future cash flows used in their recoverability and impairment analyses, by comparing the forecasts to (1) historical actual information, (2) internal communications between management and the Board of Directors and (3) forecasted information included in analyst and industry reports for the Company.
- For surplus real estate properties, we evaluated the reasonableness of the Company's forecasted cash flows resulting from planned sale of assets by (1) obtaining sales agreements executed after December 31, 2025, where applicable, (2) obtaining negotiated letters of intent to purchase, where applicable, and (3) comparing the Company's estimates to relevant real estate market data.
- We evaluated the Company's forecasted future cash flows for consistency with evidence obtained in other areas of the audit.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 26, 2026

We have served as the Company's auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Marcus Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Marcus Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 26, 2026

THE MARCUS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2025	December 26, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents *(Note 1)*	$ 23,448	$ 40,841
Restricted cash *(Note 1)*	3,134	3,738
Accounts receivable, net of reserves *(Note 4)*	19,082	21,457
Assets held for sale *(Note 1)*	—	1,199
Other current assets *(Note 1)*	18,912	24,915
Total current assets	64,576	92,150
PROPERTY AND EQUIPMENT, NET *(Note 4)*	697,712	685,734
OPERATING LEASE RIGHT-OF-USE ASSETS *(Note 6)*	142,115	159,194
OTHER ASSETS:		
Investments in joint ventures *(Note 11)*	4,486	5,166
Goodwill *(Note 1)*	74,996	74,996
Deferred income taxes *(Note 9)*	6,449	3,956
Other *(Note 4)*	24,198	23,332
Total other assets	110,129	107,450
Total assets	$ 1,014,532	$ 1,044,528
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 44,523	$ 50,690
Taxes other than income taxes	18,482	18,696
Accrued compensation	23,562	24,976
Other accrued liabilities *(Note 1)*	57,828	53,830
Current portion of finance lease obligations *(Note 6)*	2,827	2,591
Current portion of operating lease obligations *(Note 6)*	16,219	15,765
Current maturities of long-term debt *(Note 5)*	—	10,133
Total current liabilities	163,441	176,681
FINANCE LEASE OBLIGATIONS *(Note 6)*	8,452	10,360
OPERATING LEASE OBLIGATIONS *(Note 6)*	148,977	164,776
LONG-TERM DEBT *(Note 5)*	159,007	149,007
DEFERRED INCOME TAXES *(Note 9)*	30,905	32,619
OTHER LONG- TERM OBLIGATIONS *(Note 8)*	46,372	46,219
COMMITMENTS AND LICENSE RIGHTS *(Note 10)*		
EQUITY *(NOTE 7):*		
Shareholders' equity attributable to The Marcus Corporation		
Preferred Stock, $1 par; authorized 1,000,000 shares; none issued	—	—
Common Stock:		
Common Stock, $1 par; authorized 50,000,000 shares; issued 25,369,054 at December 31, 2025 and 25,237,374 shares at December 26, 2024	25,369	25,237
Class B Common Stock, $1 par; authorized 33,000,000 shares; issued and outstanding 6,984,584 at December 31, 2025 and 6,984,584 at December 26, 2024	6,985	6,985
Capital in excess of par	184,002	177,172
Retained earnings	268,561	265,028
Accumulated other comprehensive loss	(12)	(181)
	484,905	474,241
Less cost of Common Stock in treasury (1,713,780 shares at December 31, 2025 and 604,914 shares at December 26, 2024)	(27,527)	(9,375)
Total equity	457,378	464,866
Total liabilities and shareholders' equity	$ 1,014,532	$ 1,044,528

See accompanying notes.

THE MARCUS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

		Year Ended	
	December 31, 2025	**December 26, 2024**	**December 28, 2023**
REVENUES:			
Theatre admissions	$ 220,385	$ 214,421	$ 229,186
Rooms	114,544	113,344	106,618
Theatre concessions	197,856	191,989	197,653
Food and beverage	84,410	78,102	73,278
Other revenues	100,563	97,230	85,420
	717,758	695,086	692,155
Cost reimbursements	40,700	40,474	37,420
Total revenues	758,458	735,560	729,575
COSTS AND EXPENSES:			
Theatre operations	234,680	225,472	230,770
Rooms	43,624	43,425	41,071
Theatre concessions	82,169	78,406	75,903
Food and beverage	63,900	60,419	57,871
Advertising and marketing	26,077	24,559	22,838
Administrative	92,578	88,958	78,565
Depreciation and amortization	70,191	67,958	67,301
Rent *(Note 6)*	25,243	25,911	26,154
Property taxes	16,222	14,716	17,871
Other operating expenses	41,391	41,883	38,783
(Gain) loss on disposition of property, equipment and other assets	(553)	386	41
Impairment charges *(Note 3)*	5,172	6,823	1,061
Reimbursed costs	40,700	40,474	37,420
Total costs and expenses	741,394	719,390	695,649
OPERATING INCOME	17,064	16,170	33,926
OTHER INCOME (EXPENSE):			
Investment income	878	2,231	2,426
Interest expense	(11,472)	(10,972)	(12,721)
Other income (expense), net	2,848	(1,513)	(1,832)
Debt conversion expense	—	(15,521)	—
Equity losses from unconsolidated joint ventures, net *(Note 11)*	(611)	(604)	(149)
	(8,357)	(26,379)	(12,276)
EARNINGS (LOSS) BEFORE INCOME TAXES	8,707	(10,209)	21,650
INCOME TAX EXPENSE (BENEFIT) *(Note 9)*	(3,984)	(2,422)	6,856
NET EARNINGS (LOSS)	12,691	(7,787)	14,794
NET EARNINGS (LOSS) PER SHARE – BASIC:			
Common Stock	$ 0.42	$ (0.25)	$ 0.48
Class B Common Stock	0.38	(0.23)	0.43
NET EARNINGS (LOSS) PER SHARE – DILUTED:			
Common Stock	$ 0.41	$ (0.25)	$ 0.46
Class B Common Stock	0.38	(0.23)	0.43

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended		
	December 31, 2025	December 26, 2024	December 28, 2023
NET EARNINGS (LOSS)	$ 12,691	$ (7,787)	$ 14,794
OTHER COMPREHENSIVE INCOME (LOSS):			
Pension gain arising during the period, net of tax effect of $65, $425 and $171, respectively *(Note 8)*	186	1,202	485
Amortization of the net actuarial loss and prior service credit related to the pension, net of tax benefit of $6, $17 and $17, respectively *(Note 8)*	(17)	(47)	(47)
Fair market value adjustment of interest rate swaps, net of tax benefit of $0, $0 and $8, respectively *(Note 5)*	—	—	(22)
Reclassification adjustment on interest rate swaps included in interest expense, net of tax benefit of $0, $0 and $20 respectively *(Note 5)*	—	—	(58)
Other comprehensive income	169	1,155	358
COMPREHENSIVE INCOME (LOSS)	$ 12,860	$ (6,632)	$ 15,152

See accompanying notes.

THE MARCUS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Common Stock	Class B Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity Attributable to The Marcus Corporation	Non-Controlling Interests	Total Equity
BALANCES AT DECEMBER 29, 2022	$ 24,498	$ 7,111	$ 153,794	$ 274,254	$ (1,694)	$ (1,866)	$ 456,097	$ 824	$ 456,921
Cash dividends:									
$0.22 per share Class B Common Stock	—	—	—	(1,543)	—	—	(1,543)	—	(1,543)
$0.24 per share Common Stock	—	—	—	(5,906)	—	—	(5,906)	—	(5,906)
Exercise of stock options	—	—	(210)	—	—	1,295	1,085	—	1,085
Purchase of treasury stock	—	—	—	—	—	(1,453)	(1,453)	—	(1,453)
Savings and profit-sharing contribution	79	—	1,180	—	—	—	1,259	—	1,259
Reissuance of treasury stock	—	—	(213)	—	—	300	87	—	87
Issuance of non-vested stock	82	—	(303)	—	—	221	—	—	—
Share-based compensation	—	—	6,394	—	—	—	6,394	—	6,394
Conversions of Class B Common Stock	33	(33)	—	—	—	—	—	—	—
Distribution to noncontrolling interest	—	—	—	—	—	—	—	(824)	(824)
Comprehensive income (loss)	—	—	—	14,794	358	—	15,152	—	15,152
BALANCES AT DECEMBER 28, 2023	24,692	7,078	160,642	281,599	(1,336)	(1,503)	471,172	—	471,172
Cash dividends:									
$0.28 per share Class B Common Stock	—	—	—	(1,790)	—	—	(1,790)	—	(1,790)
$0.26 per share Common Stock	—	—	—	(6,994)	—	—	(6,994)	—	(6,994)
Exercise of stock options	—	—	52	—	—	1,932	1,984	—	1,984
Purchase of treasury stock	—	—	—	—	—	(10,366)	(10,366)	—	(10,366)
Reissuance of treasury stock	—	—	(285)	—	—	353	68	—	68
Issuance of non-vested stock	452	—	(661)	—	—	209	—	—	—
Share-based compensation	—	—	8,206	—	—	—	8,206	—	8,206
Convertible Senior note repurchase	—	—	(8,423)	—	—	—	(8,423)	—	(8,423)
Capped call unwind	—	—	17,641	—	—	—	17,641	—	17,641
Conversions of Class B Common Stock	93	(93)	—	—	—	—	—	—	—
Comprehensive income (loss)	—	—	—	(7,787)	1,155	—	(6,632)	—	(6,632)
BALANCES AT DECEMBER 26, 2024	25,237	6,985	177,172	265,028	(181)	(9,375)	464,866	—	464,866
Cash dividends:									
$0.27 per share Class B Common Stock	—	—	—	(1,914)	—	—	(1,914)	—	(1,914)
$0.30 per share Common Stock	—	—	—	(7,244)	—	—	(7,244)	—	(7,244)
Exercise of stock options	—	—	(1)	—	—	16	15	—	15
Purchase of treasury stock	—	—	(18)	—	—	(18,758)	(18,776)	—	(18,776)
Reissuance of treasury stock	—	—	4	—	—	65	69	—	69
Issuance of non-vested stock	132	—	(657)	—	—	525	—	—	—
Share-based compensation	—	—	7,502	—	—	—	7,502	—	7,502
Comprehensive income (loss)	—	—	—	12,691	169	—	12,860	—	12,860
BALANCES AT DECEMBER 31, 2025	$ 25,369	$ 6,985	$ 184,002	$ 268,561	$ (12)	$ (27,527)	$ 457,378	$ —	$ 457,378

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended			
		December 31, 2025		December 26, 2024	December 28, 2023
OPERATING ACTIVITIES					
Net Earnings (loss)	$	12,691	$ (7,787)	$	14,794
Adjustments to reconcile net loss to net cash provided by operating activities:					
Losses on investments in joint ventures		611	604		149
Distributions from joint ventures		69	68		200
(Gain) loss on disposition of property, equipment and other assets		(553)	386		41
Gain on insurance settlement		(4,535)	—		—
Impairment charges		5,172	6,823		1,061
Debt conversion expense		—	15,521		—
Depreciation and amortization		70,191	67,958		67,301
Amortization of debt issuance costs		604	1,080		1,467
Share-based compensation		7,502	8,206		6,394
Deferred income taxes		(4,266)	(3,981)		5,561
Other long-term obligations		500	1,854		(95)
Contribution of the Company's stock to savings and profit-sharing plan		—	—		1,259
Changes in operating assets and liabilities:					
Accounts receivable		2,466	(1,754)		1,893
Other assets		(3,098)	1,158		(2,662)
Operating leases		(2,133)	4,605		(785)
Accounts payable		(3,462)	10,434		4,229
Income taxes		37	131		(480)
Taxes other than income taxes		(234)	111		637
Accrued compensation		(1,414)	2,378		63
Other accrued liabilities		4,052	(3,855)		1,602
Total adjustments		71,509	111,727		87,835
Net cash provided by operating activities		84,200	103,940		102,629
INVESTING ACTIVITIES					
Capital expenditures		(83,211)	(79,210)		(38,774)
Proceeds from disposals of property, equipment and other assets		859	3,121		4,234
Capital contribution in joint venture		—	(5,620)		—
Subscription and sale of joint venture interests		—	1,500		—
Proceeds from sale of trading securities		8,187	178		40
Purchase of trading securities		—	(2,249)		(839)
Proceeds from insurance settlement		4,535	—		—
Other investing activities		(1,743)	382		(1,410)
Net cash used in investing activities		(71,373)	(81,898)		(36,749)
FINANCING ACTIVITIES					
Debt transactions:					
Proceeds from borrowings on revolving credit facility		213,000	119,000		38,000
Repayment of borrowings on revolving credit facility		(203,000)	(119,000)		(38,000)
Proceeds from issuance of long-term debt		—	100,000		—
Principal payments on long-term debt		(10,392)	(11,370)		(11,433)
Repayment of borrowing on insurance policy		—	—		(6,700)
Repurchase of convertible senior notes		—	(123,526)		—
Proceeds from capped call unwind		—	18,281		—
Principal payments on finance lease obligations		(2,742)	(2,470)		(2,527)
Debt issuance costs		—	(1,119)		(1,334)
Equity transactions:					
Treasury stock transactions, except for stock options		(18,547)	(9,987)		(503)
Exercise of stock options		15	1,674		222
Dividends paid		(9,158)	(8,784)		(7,449)
Distributions to noncontrolling interest		—	—		(824)
Net cash used in financing activities		(30,824)	(37,301)		(30,548)
Net increase (decrease) in cash, cash equivalents and restricted cash		(17,997)	(15,259)		35,332
Cash, cash equivalents and restricted cash at beginning of year		44,579	59,838		24,506
Cash, cash equivalents and restricted cash at end of year	$	26,582	$ 44,579	$	59,838
Supplemental Information:					
Interest paid, net of amounts capitalized	$	10,716	$ 8,683	$	9,738
Income taxes paid, including interest earned	$	244	$ 1,428	$	1,776
Change in accounts payable for additions to property and equipment	$	(2,865)	$ 2,872	$	956

See accompanying notes.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business - The Marcus Corporation and its subsidiaries (the "Company") operate principally in two business segments:

Theatres: Operates multiscreen motion picture theatres in Wisconsin, Illinois, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Arkansas, Colorado, Georgia, Kentucky, Louisiana, New York, Pennsylvania, Texas and Virginia and a family entertainment center in Wisconsin.

Hotels and Resorts: Owns and operates full service hotels and resorts in Wisconsin, Illinois and Nebraska and manages full service hotels, resorts and other properties in Wisconsin, Illinois, Minnesota, Iowa, Nevada, Pennsylvania, California and Nebraska.

Principles of Consolidation - The consolidated financial statements include the accounts of The Marcus Corporation and all of its subsidiaries.

Investments in affiliates which are 50% or less owned by the Company for which the Company exercises significant influence but does not have control are accounted for on the equity method.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Amounts due from third-party credit card processors for the settlement of debit and credit card transactions are included in cash equivalents as they are generally collected within three business days. Cash equivalents are carried at cost, which approximates fair value.

Restricted Cash - Restricted cash consists of bank accounts related to capital expenditure reserve funds, sinking funds, operating reserves and replacement reserves and may include amounts held by a qualified intermediary agent to be used for tax-deferred, like-kind exchange transactions. Restricted cash also includes funds held within the Company's captive insurance entity that are designated to pay expenses related specifically to the captive.

Fair Value Measurements - Certain financial assets and liabilities are recorded at fair value in the financial statements. Some are measured on a recurring basis while others are measured on a non-recurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. A fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

The Company's assets and liabilities measured at fair value are classified in one of the following categories:

> *Level 1* - Assets or liabilities for which fair value is based on quoted prices in active markets for identical instruments as of the reporting date. At December 31, 2025 and December 26, 2024, respectively, the Company's $0 and $8,142 of debt and equity securities classified as trading were valued using Level 1 pricing inputs and were included in other current assets. At December 31, 2025 and December 26, 2024, the Company had investments in money market funds of $10,000 and $19,002, respectively, that were valued using Level 1 pricing inputs and were included in cash and cash equivalents.
>
> *Level 2* - Assets or liabilities for which fair value is based on valuation models for which pricing inputs were either directly or indirectly observable as of the reporting date. At each of December 31, 2025 and December 26, 2024, none of the Company's recorded assets or liabilities were measured using Level 2 pricing inputs.
>
> *Level 3* - Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates. At each of December 31, 2025 and December 26, 2024, none of the Company's recorded assets or liabilities that are measured on a recurring basis at fair market value were valued using Level 3 pricing inputs. Assets and liabilities that are measured on a non-recurring basis are discussed in Note 3.

The carrying value of the Company's financial instruments (including cash and cash equivalents, restricted cash, accounts receivable and accounts payable) approximates fair value. The fair value of the Company's $150,000 of senior notes, valued using Level 2 pricing inputs, is approximately $155,046 at December 31, 2025, determined based upon discounted cash flows using current market interest rates for financial instruments with a similar average remaining life. The carrying amounts of the Company's remaining long-term debt approximate their fair values, determined using current rates for similar instruments, or Level 2 pricing inputs.

Accounts Receivable - The Company evaluates the collectability of its accounts receivable based on a number of factors. For larger accounts, an allowance for doubtful accounts is recorded based on the applicable parties' ability and likelihood to pay based on management's review of the facts. For all other accounts, the Company recognizes an allowance based on length of time the receivable is past due based on historical experience and industry practice.

Inventory - Inventories, consisting of food and beverage and concession items, are stated at the lower of cost or market. Cost has been determined using the first-in, first-out method. Inventories of $7,028 and $6,971 as of December 31, 2025 and December 26, 2024, respectively, were included in other current assets.

Assets Held for Sale – Long-lived assets that are expected to be sold within the next 12 months and meet the other relevant held-for-sale criteria are classified as assets held for sale and included within current assets on the consolidated balance sheet. Assets held for sale are measured at the lower of their carrying value or their fair value less costs to sell the asset. As of December 31, 2025, there were no assets held for sale. As of December 26, 2024, assets held for sale consisted primarily of land.

Property and Equipment - The Company records property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Included in property and equipment are assets related to finance leases. These assets are depreciated over the shorter of the estimated useful lives or related lease terms.

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

Depreciation and amortization of property and equipment are provided using the straight-line method over the shorter of the following estimated useful lives or any related lease terms:

	Years
Land improvements	10 - 20
Buildings and improvements	12 - 39
Leasehold improvements	3 - 40
Furniture, fixtures and equipment	2 - 20
Finance lease right-of-use assets	4 - 15

Depreciation expense totaled $70,050, $67,964 and $67,269 for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Long-Lived Assets - The Company periodically considers whether indicators of impairment of long-lived assets held for use are present. This includes quantitative and qualitative factors, including evaluating the historical actual operating performance of the long-lived assets and assessing the potential impact of recent events and transactions impacting the long-lived assets. If such indicators are present, the Company determines if the long-lived assets are recoverable by assessing whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amounts. If the long-lived assets are not recoverable, the Company recognizes any impairment losses based on the excess of the carrying amount of the assets over their fair value. During fiscal 2025, fiscal 2024, and fiscal 2023, the Company determined that indicators of impairment were present. As such, the Company evaluated the value of its property and equipment and the value of its operating lease right-of-use assets and recorded impairment charges as discussed in Note 3.

Acquisition - The Company recognizes identifiable assets acquired, liabilities assumed and noncontrolling interests assumed in an acquisition at their fair values at the acquisition date based upon all information available to it, including third-party appraisals. Acquisition-related costs, such as due diligence and legal fees, are expensed as incurred. The excess of the acquisition cost over the fair value of the identifiable net assets is reported as goodwill.

Goodwill - The Company reviews goodwill for impairment annually or more frequently if certain indicators arise. The Company performs its annual impairment test on the first day of the fiscal fourth quarter. Goodwill is tested for impairment at a reporting unit level, determined to be at an operating segment level. When reviewing goodwill for impairment, the Company considers the amount of excess fair value over the carrying value of the reporting unit, the period of time since its last quantitative test, and other factors to determine whether or not to first perform a qualitative test. When performing a qualitative test, the Company assesses numerous factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying value. Examples of qualitative factors that the Company assesses include its share price, its financial performance, market and competitive factors in its industry, and other events specific to the reporting unit. If the Company concludes that it is more likely than not that the fair value of its reporting unit is less than its carrying value, the Company performs a quantitative impairment test by comparing the carrying value of the reporting unit to the estimated fair value.

During fiscal 2025 and fiscal 2024, the Company performed a quantitative analysis for its annual goodwill impairment test as of October 1, 2025 and September 27, 2024, respectively. In order to determine fair value, the Company used assumptions based on information available to it as of the date of the quantitative test, including both market data and forecasted cash flows (Level 3 pricing inputs). The Company determined that the fair value of its goodwill was greater than its carrying value and deemed that no impairment was indicated in either fiscal 2025 or fiscal 2024. At December 31, 2025 and December 26, 2024, the Company's goodwill balance was $74,996.

Trade Name Intangible Asset – During fiscal 2025, the Company reclassified the Movie Tavern tradename, with a carrying value of $6,900, from an indefinite-lived intangible asset to a definite-lived intangible asset. The change was primarily driven by strategic branding decisions. Prior to the reclassification, the Company tested the tradename for impairment in accordance with U.S generally accepted accounting principles for indefinite-lived intangible assets and concluded that the carrying value was less than its estimated fair value. Following the reclassification, the Company began

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

amortizing the tradename on a straight-line basis over an estimated useful life of 15 years. Future amortization expense is expected to be $460 each year over the remaining useful life of the asset.

Capitalization of Interest - The Company capitalizes interest during construction periods by adding such interest to the cost of constructed assets. Interest of approximately $544, $195 and $43 was capitalized in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Debt Issuance Costs - The Company records debt issuance costs on long-term debt as a direct deduction from the related debt liability. Debt issuance costs related to the Company's revolving credit facility are included in other long-term assets. Debt issuance costs are deferred and amortized over the term of the related debt agreements. Amortization of debt issuance costs totaled $604, $1,080 and $1,467 for fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and were included in interest expense on the consolidated statements of operations.

Leases - The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, *Leases*, (Accounting Standards Codification (ASC) 842), when accounting for leases. See Note 6 - Leases.

Investments – The Company has investments in debt and equity securities. These securities are stated at fair value based on listed market prices, where available, with the change in fair value recorded as investment income or loss within the consolidated statements of operations. The cost of securities sold is based upon the specific identification method.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. See Note 2 - Revenue Recognition.

Advertising and Marketing Costs - The Company expenses all advertising and marketing costs as incurred.

Insurance Reserves - The Company uses a combination of insurance and self insurance mechanisms, including participation in captive insurance entities, to provide for the potential liabilities for certain risks, including workers' compensation, healthcare benefits, general liability, property insurance, director and officers' liability insurance, cyber liability, employment practices liability and business interruption. Liabilities associated with the risks that are retained by the company are not discounted and are estimated, in part, by considering historical claims experience, demographic factors and severity factors.

Income Taxes - The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in the future tax returns for which the Company has already properly recorded the tax benefit in the income statement. The Company regularly assesses the probability that the deferred tax asset balance will be recovered against future taxable income, taking into account such factors as earnings history, carryback and carryforward periods, and tax strategies. When the indications are that recovery is not probable, a valuation allowance is established against the deferred tax asset, increasing income tax expense in the year that conclusion is made.

The Company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. See Note 9 - Income Taxes.

Earnings (Loss) Per Share - Net earnings (loss) per share (EPS) of Common Stock and Class B Common Stock is computed using the two class method. Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding, adjusted for the effect of dilutive stock options, restricted stock units, performance stock units and convertible debt instruments using the if-converted method. Convertible Class B Common Stock and convertible debt instruments are reflected on an if-converted basis when dilutive to Common Stock. The computation of the diluted net earnings (loss) per share of Common Stock assumes the conversion

1. Description of Business and Summary of Significant Accounting Policies (continued)

of Class B Common Stock in periods that have net earnings since it would be dilutive to Common Stock earnings per share, while the diluted net earnings (loss) per share of Class B Common Stock does not assume the conversion of those shares.

Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of Class B Common Stock. As such, the undistributed earnings (losses) for each period are allocated based on the proportionate share of entitled cash dividends.

The following table illustrates the computation of Common Stock and Class B Common Stock basic and diluted net earnings (loss) per share, provides a reconciliation of the number of weighted-average basic and diluted shares outstanding, when applicable, and provides the weighted-average number of anti-dilutive shares excluded from the computation of diluted weighted-average shared outstanding:

	Year Ended		
	December 31, 2025	December 26, 2024	December 28, 2023
Net earnings (loss) per share – Basic:			
Common Stock	$ 0.42	$ (0.25)	$ 0.48
Class B Common Stock	$ 0.38	$ (0.23)	$ 0.43
Net earnings (loss) per share- Diluted:			
Common Stock	$ 0.41	$ (0.25)	$ 0.46
Class B Common Stock	$ 0.38	$ (0.23)	$ 0.43
Numerator:			
Net earnings (loss) attributable to The Marcus Corporation	$ 12,691	$ (7,787)	$ 14,794
Denominator (in thousands):			
Denominator for basic EPS	31,158	31,887	31,658
Effect of dilutive employee stock options	46	—	44
Effect of restricted stock units	75	—	—
Effect of convertible senior notes	—	—	9,287
Diluted weighted-average shares outstanding	31,279	31,887	40,989
Weighted-average number of anti-dilutive shares excluded from denominator (in thousands):			
Employee stock options	2,069	2,776	2,933
Restricted stock units	—	48	—
Performance stock units	224	141	—
Total	2,293	2,965	2,933

For the periods when the Company reports a net loss, common stock equivalents, restricted stock units, performance stock units, and shares related to the convertible senior notes are excluded from the computation of diluted loss per share as their inclusion would have an anti-dilutive effect. Performance stock units are considered anti-dilutive if the performance targets upon which the issuance of the shares are contingent have not been achieved and the respective performance period has not been completed as of the end of the current period. Shares related to the convertible senior notes were excluded from the computation of diluted earnings per share in the periods when the effect had an anti-dilutive effect using the if-converted method.

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies (continued)

Accumulated Other Comprehensive Loss – Accumulated other comprehensive loss presented in the accompanying consolidated balance sheets consists of the following, all presented net of tax:

	December 31, 2025	December 26, 2024
Net unrecognized actuarial loss for pension obligation	$ (12)	$ (181)
	$ (12)	$ (181)

New Accounting Pronouncements In fiscal 2025, the Company adopted ASU No. 2023-09, *Income Taxes (Topic 740: Improvements to Income Tax Disclosures (ASU No. 2023-09*), which requires improvements to income tax disclosures primarily related to rate reconciliation and income taxes paid information. The annual requirements of ASU No. 2023-09 are included in the Company's Income Taxes footnote (Note 10) and prior year information has been recast to conform to the current year presentation. The adoption of the new standard did not have a material effect on the Company's consolidated financial statements.

On November 4, 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses (DISE),* which requires disaggregated disclosure of income statement expenses for public business entities. ASU No. 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU No. 2024-03 is effective for the Company in fiscal 2027. The Company is evaluating the effect the guidance will have on its consolidated financial statement disclosures.

On September 18, 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal Use Software (Subtopic 350-50): Targeted Improvements to the Accounting for Internal-Use Software (ASU No. 2025-06),* which simplifies the capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. ASU No. 2025-06 also supersedes the current website development costs guidance and incorporates the recognition requirements for website-specific development costs from ASC 350-50 into ASC 350-40. ASU 2025-06 is effective for the Company in fiscal 2028. The Company is evaluating the effect the guidance will have on its consolidated financial statements.

2. Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance of obligations by transferring the promised services to the customer. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains

(in thousands, except share and per share data)

2. Revenue Recognition (continued)

control over the promised service. The amount of revenue recognized reflects the consideration entitled to in exchange for those services.

The disaggregation of revenues by business segment for fiscal 2025, fiscal 2024 and fiscal 2023 is as follows:

	Fiscal 2025			
	Reportable Segment			
	Theatres	Hotels/Resorts	Corporate	Total
Theatre admissions	$ 220,385	$ —	$ —	$ 220,385
Rooms	—	114,544	—	114,544
Theatre concessions	197,856	—	—	197,856
Food and beverage	—	84,410	—	84,410
Other revenues(1)	41,449	58,666	448	100,563
Revenue before cost reimbursements	459,690	257,620	448	717,758
Cost reimbursements	3,051	37,649	—	40,700
Total revenues	$ 462,741	$ 295,269	$ 448	$ 758,458

	Fiscal 2024			
	Reportable Segment			
	Theatres	Hotels/Resorts	Corporate	Total
Theatre admissions	$ 214,421	$ —	$ —	$ 214,421
Rooms	—	113,344	—	113,344
Theatre concessions	191,989	—	—	191,989
Food and beverage	—	78,102	—	78,102
Other revenues(1)	39,999	56,900	331	97,230
Revenue before cost reimbursements	446,409	248,346	331	695,086
Cost reimbursements	1,314	39,160	—	40,474
Total revenues	$ 447,723	$ 287,506	$ 331	$ 735,560

	Fiscal 2023			
	Reportable Segment			
	Theatres	Hotels/Resorts	Corporate	Total
Theatre admissions	$ 229,186	$ —	$ —	$ 229,186
Rooms	—	106,618	—	106,618
Theatre concessions	197,653	—	—	197,653
Food and beverage	—	73,278	—	73,278
Other revenues(1)	31,555	53,519	346	85,420
Revenue before cost reimbursements	458,394	233,415	346	692,155
Cost reimbursements	—	37,420	—	37,420
Total revenues	$ 458,394	$ 270,835	$ 346	$ 729,575

(1) Included in other revenues is an immaterial amount related to rental income that is not considered contract revenue from contracts with customers under ASC 606.

The Company recognizes revenue from its rooms as earned on the close of business each day. Revenue from theatre admissions, theatre concessions and food and beverage sales are recognized at the time of sale.

(in thousands, except share and per share data)

2. Revenue Recognition (continued)

Revenues from advanced ticket and gift card sales are recorded as deferred revenue and are recognized when tickets or gift cards are redeemed. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote. Gift card breakage income is recorded in other revenues in the consolidated statements of operations.

Other revenues include management fees for theatres and hotels under management agreements. The management fees are recognized as earned based on the terms of the agreements. The management fees include variable consideration that is recognized based on the Company's right to invoice as the amount invoiced corresponds directly to the value transferred to the customer. Other revenues also include family entertainment center revenues and revenues from Hotels/Resorts outlets such as spa, ski, golf and parking, each of which are recognized at the time of sale. In addition, other revenues include pre-show advertising income in the Company's theatres. Pre-show advertising revenue includes variable consideration, primarily based on attendance levels, that is allocated to distinct time periods that make up the overall performance obligation.

Cost reimbursements primarily consist of payroll and related expenses at managed properties where the Company is the employer and may include certain operational and administrative costs as provided for in the Company's contracts with owners. These costs are reimbursed back to the Company. As these costs have no added markup, the revenue and related expense have no impact on operating income (loss) or net earnings (loss).

The timing of the Company's revenue recognition may differ from the timing of payment by customers. However, the Company typically receives payment within a very short period of time of when the revenue is recognized. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision for the related services, deferred revenue is recorded until the performance obligation is satisfied.

Revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales tax.

The Company had deferred revenue from contracts with customers of $39,475, $36,353 and $38,034 as of December 31, 2025, December 26, 2024 and December 28, 2023, respectively. The Company had no contract assets as of December 31, 2025 and December 26, 2024. During fiscal 2025, the Company recognized revenue of $21,456 that was included in deferred revenues as of December 26, 2024. During fiscal 2024, the Company recognized revenue of $22,488 that was included in deferred revenues as of December 28, 2023. The majority of the Company's deferred revenue relates to non-redeemed gift cards, advanced ticket sales and the Company's loyalty program.

As of December 31, 2025, the amount of transaction price allocated to the remaining performance obligations under the Company's advanced ticket sales was $1,885 and is reflected in the Company's consolidated balance sheet as part of deferred revenues, which is included in other accrued liabilities. As of December 31, 2025, the amount of transaction price allocated to the remaining performance obligations related to the amount of Theatres non-redeemed gift cards was $15,005 and is reflected in the Company's consolidated balance sheet as part of deferred revenues. The Company recognizes revenue as the tickets and gift cards are redeemed, which is expected to occur within the next two years.

As of December 31, 2025, the amount of transaction price allocated to the remaining performance obligations related to the amount of Hotels and Resorts non-redeemed gift cards was $4,831 and is reflected in the Company's consolidated balance sheet as part of deferred revenues, which is included in other accrued liabilities. The Company recognizes revenue as the gift cards are redeemed, which is expected to occur within the next two years.

The majority of the Company's revenue is recognized in less than one year from the original contract.

3. Impairment Charges

During fiscal 2025, fiscal 2024 and 2023, the Company determined that indicators of impairment were present at certain theatre asset groups. For certain of the theatre asset groups evaluated for impairment, the sum of the estimated undiscounted future cash flows attributable to certain theatre assets was less than their carrying amounts. The Company

(in thousands, except share and per share data)

3. Impairment Charges (continued)

evaluated the fair value of these assets, consisting primarily of land, building, leasehold improvements and furniture, fixtures and equipment, and operating lease right-of-use assets less lease obligations, and determined that the fair value, measured using Level 3 pricing inputs (using estimated discounted cash flows over the life of the primary assets, including estimated sale proceeds) was less than their carrying value and recorded impairment losses of $5,172, $6,823 and $1,061 in fiscal 2025, fiscal 2024 and fiscal 2023, respectively, reducing certain property and equipment and certain operating lease right-of-use assets. The remaining net book value of the impaired assets was $24,872 as of December 31, 2025, $16,137 as of December 26, 2024, and $6,429 as of December 28, 2023, excluding any applicable remaining lease obligations.

4. Additional Balance Sheet Information

The composition of accounts receivable is as follows:

	December 31, 2025	December 26, 2024
Trade receivables, net of allowances of $209 and $141, respectively	$ 6,966	$ 6,900
Other receivables	12,116	14,557
	$ 19,082	$ 21,457

The composition of property and equipment, which is stated at cost, is as follows:

	December 31, 2025	December 26, 2024
Land and improvements	$ 142,063	$ 129,991
Buildings and improvements	744,861	736,408
Leasehold improvements	165,646	166,149
Furniture, fixtures and equipment	448,196	424,807
Finance lease right-of-use assets	30,675	29,061
Construction in progress	15,376	15,590
	1,546,817	1,502,006
Less accumulated depreciation and amortization	849,105	816,272
	$ 697,712	$ 685,734

The composition of other assets is as follows:

	December 31, 2025	December 26, 2024
Intangible assets - trade names	$ 6,785	$ 6,900
Cash surrender value of insurance policy	9,108	8,709
Other assets	8,305	7,723
	$ 24,198	$ 23,332

Intangible amortization expense in fiscal 2025 was $115.

(in thousands, except share and per share data)

5. Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2025	December 26, 2024
Senior notes	$ 150,000	$ 160,000
Unsecured term note due February 2025, with monthly principal and interest payments of $39, bearing interest at 5.75%	—	78
Payroll Protection Program loans	—	314
Revolving credit agreement	10,000	—
Total debt	160,000	160,392
Debt issuance costs	(993)	(1,252)
Total debt, net of debt issuance costs	159,007	159,140
Less current maturities, net of issuance costs	—	10,133
Long-term debt	$ 159,007	$ 149,007

Scheduled annual principal payments on long-term debt for the years subsequent to December 31, 2025, are as follows:

Fiscal Year	
2026	$ —
2027	62,000
2028	27,714
2029	17,714
2030	17,714
Thereafter	34,858
	$ 160,000

Credit Agreement

On January 9, 2020, the Company replaced its then-existing credit agreement with several banks. On April 29, 2020, the Company entered into the First Amendment, on September 15, 2020, the Company entered into the Second Amendment, on July 13, 2021, the Company entered into the Third Amendment, on July 29, 2022, the Company entered into the Fourth Amendment, on February 10, 2023, the Company entered into the Fifth Amendment and on October 16, 2023, the Company entered into the Sixth Amendment (the Credit Agreement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, hereinafter referred to as the “Credit Agreement”).

The Credit Agreement provides for a five-year revolving credit facility that matures on October 16, 2028 with an initial maximum aggregate amount of availability of $225,000. At December 31, 2025, there were borrowings of $10,000 outstanding on the revolving credit facility, which when borrowed, bear interest at SOFR plus a margin (as discussed further below), effectively 5.52% at December 31, 2025. Availability under the $225,000 revolving credit facility was $209,626 as of December 31, 2025 after taking into consideration outstanding letters of credit that reduce revolver availability.

Borrowings under the Credit Agreement bear interest at a variable rate equal to (i) the term secured overnight financing rate (“SOFR”), plus a credit spread adjustment of 0.10%, subject to a 0% floor, plus a specified margin based upon our net leverage ratio as of the most recent determination date, or (ii) the alternate base rate (“ABR”) (which is the highest of (a) the prime rate, (b) the greater of the federal funds rate and the overnight bank funding rate plus 0.50% or (c) the sum of 1% plus one-month SOFR plus a credit spread adjustment of 0.10%), subject to a 1% floor, plus a specified margin based upon

(in thousands, except share and per share data)

5. Long-Term Debt (continued)

our net leverage ratio as of the most recent determination date; provided, however, as of the effective date of the Sixth Amendment, in respect of revolving loans, the applicable margin is 1.75% for SOFR borrowings and 0.75% for ABR borrowings. The revolving credit facility also requires an annual facility fee equal to 0.175% to 0.275% of the total revolving commitments depending on our consolidated net leverage ratio.

The Credit Agreement includes, among other restrictions and covenants applicable to the Company, a requirement that our consolidated net leverage ratio not exceed 3.50:1.00, provided that, with some limitations, such ratio may be increased to 4.00:1:00 for the full fiscal quarter in which a material acquisition (in which aggregate consideration equals or exceeds $30,000) is consummated and the three fiscal quarters immediately thereafter, and a requirement that our interest coverage ratio at the end of any fiscal quarter not be less than 3.00:1.00.

In connection with the Credit Agreement: (i) the Company has pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of its respective personal property assets and (b) certain of its respective real property assets, in each case, to secure the Credit Agreement and related obligations; and (ii) certain of the Company's subsidiaries have guaranteed the Company's obligations under the Credit Agreement.

The Credit Agreement contains customary events of default. If an event of default under the Credit Agreement occurs and is continuing, then, among other things, the lenders may declare any outstanding obligations under the Credit Agreement to be immediately due and payable and exercise rights and remedies against the pledged collateral.

Senior Notes

At December 31, 2025, the Company's $150,000 of senior notes consist of one Note Purchase Agreement and one Master Note Purchase Agreement (collectively the "Senior Notes Agreements") maturing in 2027 through 2034, which require annual principal payments in varying installments and bear interest payable semi-annually at fixed rates ranging from 4.32% to 7.02%, with a weighted-average fixed rate of 6.07%. At December 26, 2024, the weighted average-fixed rate on the Senior notes agreement was 5.94%.

On July 9, 2024, the Company and certain purchasers entered into a Master Note Purchase Agreement pursuant to which the Company issued and sold $100,000 aggregate principal amount of senior notes in two tranches: (i) $60,000 in aggregate principal amount of 6.89% Series 2024 Senior Notes, Tranche A due July 9, 2031 and (ii) $40,000 in aggregate principal amount of 7.02% Series 2024 Senior Notes, Tranche B due July 9, 2034.

In connection with the Senior Notes Agreements: (i) the Company has pledged, subject to certain exceptions, security interests and liens in and on (a) substantially all of their respective personal property assets and (b) certain of their respective real property assets, in each case, to secure the Senior Notes Agreements and related obligations; and (ii) certain subsidiaries of the Company have guaranteed the Company's obligations under the Senior Notes Agreements. The Senior Notes Agreements rank pari passu in right of payment with all of our other senior secured debt. The Senior Notes Agreements contain covenants and collateral provisions that are consistent with the amended covenants and collateral provisions referenced in the Credit Agreement section above.

The Senior Notes Agreements contain customary events of default. If an event of default under the Senior Notes Agreements occurs and is continuing, then, among other things, all senior notes then outstanding become immediately due and payable and the note holders may exercise their rights and remedies against the pledged collateral.

Convertible Senior Notes

On September 17, 2020, the Company entered into a purchase agreement to issue and sell $100,050 aggregate principal amount of its 5.00% Convertible Senior Notes due 2025 (the "Convertible Notes.") In connection with the pricing of the Convertible Notes the Company entered into privately negotiated Capped Call Transactions (the "Capped Call Transactions") with certain financial institutions (the "Capped Call Counterparties").

During fiscal 2024, the Company entered into separate, privately negotiated purchase agreements (the "Purchase Agreements") with the holders of the Convertible Notes. Under the terms of the Purchase Agreements, the holders agreed

(in thousands, except share and per share data)

5. Long-Term Debt (continued)

to exchange $100,050 in aggregate principal amount of Convertible Notes for cash consideration of $121,828 (or $103,547 net of the cash the Company received in connection with the unwind of a portion of the Capped Call Transactions as discussed below) effected over four separate repurchase tranches (the “Convertible Notes Repurchases”). As of December 26, 2024 all of the Convertible Notes were repurchased and retired.

In connection with the Convertible Notes Repurchases, the Company entered into unwind agreements with the Capped Call Counterparties to terminate a portion of the Capped Call Transactions equal to the notional amounts of the Convertible Notes Repurchases, and to receive aggregate cash of $18,281 effected over four separate unwind tranches. As of December 26, 2024 all of the Capped Call Transactions were unwound and settled.

During fiscal 2024, the Company incurred debt conversion expense of $15,521 in connection with the Convertible Notes Repurchases. The unwind of the Capped Call Transactions resulted in a 17,641 increase in capital in excess of par within shareholders’ equity during fiscal 2024.

6. Leases

The Company determines if an arrangement is a lease at inception. The Company evaluates each lease for classification as either a finance lease or an operating lease according to accounting guidance ASC 842. The Company performs this evaluation at the inception of the lease and when a modification is made to a lease. The Company leases real estate and equipment with lease terms of one year to 45 years, some of which include options to extend and/or terminate the lease. The exercise of lease renewal options is done at the Company’s sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and related right-of-use asset and lease liability. The depreciable life of the asset is limited to the expected term. The Company’s lease agreements do not contain any residual value guarantees or any restrictions or covenants.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, the Company uses the implicit rate in the lease in determining the present value of lease payments. When the lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date, including the fixed rate the Company could borrow for a similar amount, over a similar lease term with similar collateral. The Company recognizes right-of-use assets for all assets subject to operating leases in an amount equal to the operating lease liabilities, adjusted for the balances of long-term prepaid rent, favorable lease intangible assets, deferred lease expense, unfavorable lease liabilities and deferred lease incentive liabilities. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The majority of the Company’s lease agreements include fixed rental payments. For those leases with variable payments based on increases in an index subsequent to lease commencement, such payments are recognized as variable lease expense as they occur. Variable lease payments that do not depend on an index or rate, including those that depend on the Company’s performance or use of the underlying asset, are also expensed as incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

(in thousands, except share and per share data)

6. Leases (continued)

Total lease cost consists of the following:

Lease Cost	Classification	Fiscal 2025	Fiscal 2024	Fiscal 2023
Finance lease costs:				
Amortization of finance lease assets	Depreciation and amortization	$ 2,386	$ 2,274	$ 2,760
Interest on lease liabilities	Interest expense	587	664	759
		$ 2,973	$ 2,938	$ 3,519
Operating lease costs:				
Operating lease costs	Rent expense	$ 23,238	$ 23,953	$ 24,126
Variable lease cost	Rent expense	1,812	1,724	1,892
Short-term lease cost	Rent expense	193	234	136
		$ 25,243	$ 25,911	$ 26,154

Additional information related to leases is as follows:

Other Information	Fiscal 2025	Fiscal 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Financing cash flows from finance leases	$ 2,742	$ 2,470
Operating cash flows from finance leases	587	664
Operating cash flows from operating leases	25,552	25,183
Right of use assets obtained in exchange for new lease obligations:		
Finance lease liabilities	1,098	232
Operating lease liabilities, including from acquisitions	2,350	3,394

	December 31, 2025	December 26, 2024
Finance leases:		
Property and equipment – gross	$ 30,675	$ 29,061
Accumulated depreciation and amortization	(21,350)	(19,078)
Property and equipment - net	$ 9,325	$ 9,983

Remaining lease terms and discount rates are as follows:

Lease Term and Discount Rate	December 31, 2025	December 26, 2024
Weighted-average remaining lease terms:		
Finance leases	5 years	6 years
Operating leases	10 years	11 years
Weighted-average discount rates:		
Finance leases	4.76%	4.69%
Operating leases	4.80%	4.79%

(in thousands, except share and per share data)

6. Leases (continued)

Maturities of lease liabilities as of December 31, 2025 are as follows:

Fiscal Year	Operating Leases	Finance Leases
2026	$ 23,709	$ 3,295
2027	23,757	2,337
2028	22,872	2,206
2029	21,386	1,762
2030	18,633	1,002
Thereafter	100,845	2,160
Total lease payments	211,202	12,762
Less: amount representing interest	(46,006)	(1,483)
Total lease liabilities	$ 165,196	$ 11,279

Deferred rent payments of approximately $450 for the Company's operating leases are included in the current operating lease obligations as of December 31, 2025.

7. Shareholders' Equity and Share-Based Compensation

Shareholders may convert their shares of Class B Common Stock into shares of Common Stock at any time. Class B Common Stock shareholders are substantially restricted in their ability to transfer their Class B Common Stock. Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of the Class B Common Stock. Holders of Class B Common Stock are entitled to ten votes per share while holders of Common Stock are entitled to one vote per share on any matters brought before the shareholders of the Company. Liquidation rights are the same for both classes of stock.

Through December 31, 2025, the Company's Board of Directors has approved the repurchase of up to 15,687,500 shares of Common Stock to be held in treasury. The Company intends to reissue these shares upon the exercise of stock options and the issuance of restricted stock, restricted stock units and performance stock units. The Company repurchased 1,170,249, 713,456 and 94,508 shares pursuant to these authorizations during fiscal 2025, fiscal 2024 and fiscal 2023, respectively. At December 31, 2025, there were 4,544,433 shares available for repurchase under these authorizations.

In fiscal 2024, the Company discontinued its Associate Stock Purchase Plan and amended its Dividend Reinvestment Plan. Under the amended plan, the Company's Board of Directors has authorized the issuance of up to 250,000 shares of Common Stock. At December 31, 2025, there were 241,158 shares available under this authorization.

Shareholders of The Marcus Corporation approved the adoption of the Marcus Corporation Omnibus Incentive Plan effective May 7, 2025 and authorized 2,000,000 shares available for issuance under the plan. At December 31, 2025, there were 1,962,548 shares available for grants of various equity awards under the plan, each discussed below.

Total pre-tax share-based compensation expense was $7,502, $8,206 and $6,394 in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. The recognized tax benefit on share-based compensation was $1,877, $1,879 and $1,000 in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Stock Options

Stock options granted under the plans to employees generally become exercisable either 40% after two years, 60% after three years, 80% after four years and 100% after five years of the date of grant, or 50% after two years, 75% after three years and 100% after four years of the date of grant, depending on the date of grant. The options generally expire ten years from the date of grant as long as the optionee is still employed with the Company. The Company ceased issuing stock options beginning in fiscal 2024.

7. Shareholders' Equity and Share-Based Compensation (continued)

A summary of the Company's stock option activity and related information follows (shares in thousands):

		Year Ended				
	December 31, 2025		December 26, 2024		December 28, 2023	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of period	2,884	$ 23.22	3,173	$ 22.69	2,866	$ 23.76
Granted	—	—	—	—	525	15.96
Exercised	(2)	13.61	(129)	15.34	(83)	13.05
Forfeited	(173)	20.79	(160)	18.94	(135)	25.11
Outstanding at end of period	2,709	23.38	2,884	23.22	3,173	22.69
Exercisable at end of period	2,377	$ 24.38	2,125	$ 25.48	1,989	$ 25.53
Weighted-average fair value of options granted during the period	n/a		n/a		$	7.86

Exercise prices for options outstanding as of December 31, 2025 ranged from $12.71 to $41.90. The weighted-average remaining contractual life of those options is 4.6 years. The weighted-average remaining contractual life of options currently exercisable is 4.3 years. There were 2,709,110 options outstanding, vested and expected to vest as of December 31, 2025, with a weighted-average exercise price of $23.38 and an intrinsic value of $405. Additional information as of December 31, 2025 related to options outstanding segregated by exercise price range is as follows (shares in thousands):

	Exercise Price Range		
	$12.71 to $17.05	$17.06 to $27.00	$27.01 to $41.90
Options outstanding	1,081	792	836
Weighted-average exercise price of options outstanding	$ 15.97	$ 23.04	$ 33.29
Weighted-average remaining contractual life of options outstanding	6.4	3.7	3.2
Options exercisable	750	791	836
Weighted-average exercise price of options exercisable	$ 15.83	$ 23.05	$ 33.29

The intrinsic value of options outstanding at December 31, 2025 was $405 and the intrinsic value of options exercisable at December 31, 2025 was $405. The intrinsic value of options exercised was $5, $725 and $171 during fiscal 2025, fiscal 2024 and fiscal 2023, respectively. As of December 31, 2025, total remaining unearned compensation cost related to stock options was $638, which will be amortized to expense over the remaining weighted-average life of 1.09 years.

Restricted Stock

Awarded shares of restricted stock cumulatively vest either 25% after three years of the grant date, 50% after five years of the grant date, 75% after ten years of the grant date and 100% upon retirement, or 50% after two years of the grant date and 100% after four years of the grant date, or 50% after two years of the grant date and 100% after three years of the grant date, depending on the date of grant. A special long-term incentive and retention award of restricted stock with a vesting period of 100% after four years of the grant date, or upon retirement after three years of the grant date, was awarded to certain executives in fiscal 2024. The restricted stock may not be sold, transferred, pledged or assigned, except as provided by the vesting schedule included in the Company's equity incentive plan. During the period of restriction, the holder of the restricted stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. Restricted stock awards may be issued from previously acquired treasury shares. The Company expenses the cost of restricted stock awards over the vesting period based on the fair value of the award at the date of grant.

7. Shareholders' Equity and Share-Based Compensation (continued)

A summary of the Company's restricted stock activity and related information follows (shares in thousands):

| | Year Ended | | | | | |
| | December 31, 2025 | | December 26, 2024 | | December 28, 2023 | |
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Outstanding at beginning of period	667	$ 15.54	238	$ 17.41	212	$ 21.07
Granted	173	20.33	476	15.18	107	15.68
Vested	(91)	16.64	(47)	21.37	(81)	23.77
Forfeited	—	—	—	—	—	—
Outstanding at end of period	749	$ 15.65	667	$ 15.54	238	$ 17.41

As of December 31, 2025, total remaining unearned compensation cost related to restricted stock was $3,652, which will be amortized over the weighted-average remaining service period of 2.2 years.

Restricted Stock Units

Restricted stock units (RSUs) cumulatively vest 50% after two years of the grant date and 100% after three years of the grant date. RSU awards are payable in common stock upon vesting. The Company expenses the cost of RSU awards over the vesting period based on the fair value of the awards at the date of grant.

A summary of the Company's RSU activity and related information follows (shares in thousands):

| | Year Ended | | | |
| | December 31, 2025 | | December 26, 2024 | |
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Outstanding at beginning of period	47	$ 14.79	—	$ —
Granted	35	21.86	52	14.79
Vested	—	—	(5)	14.84
Forfeited	(6)	17.24	—	—
Outstanding at end of period	76	$ 17.83	47	$ 14.79

As of December 31, 2025, total remaining unearned compensation cost related to RSUs was $745, which will be amortized over the weighted-average remaining service period of 1.8 years.

Performance Stock Units

Performance stock units (PSUs) vest subject to the Company's achievement of performance goals expressed in terms of (i) earnings before interest, taxes, depreciation and amortization, or EBITDA, growth rate ranking relative to the Russell 2000 Index with respect to 25% of the total number of performance stock unit awards, and (ii) the Company's average return on invested capital, or ROIC, ranking relative to the Russell 2000 Index with respect to 75% of the total number of performance stock unit awards. For grants awarded in fiscal 2025, the PSU performance goals relate to the three-year period from fiscal 2025 - 2027. For grants awarded in fiscal 2024, the PSU performance goals relate to the three-year performance period from fiscal 2024-2026. PSU awards are payable at the end of their respective performance period in common stock, and the number of PSUs awarded can range from zero to 150% depending on the Company's achievement of the relative performance metrics. The grant date fair value of the PSUs was determined based on the Company's stock price at the time of the grant and the anticipated awards expected to vest. Compensation expense is recorded ratably over

7. Shareholders' Equity and Share-Based Compensation (continued)

the three year performance period based on the amount of the award that is expected to be earned, adjusted each reporting period based on current information,

A summary of the Company's PSU activity and related information follows (shares in thousands):

| | Year Ended | | | | |
| | December 31, 2025 | | December 26, 2024 | | |
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Outstanding at beginning of period	139	$ 14.84	—	$ —
Granted	100	21.86	143	14.84
Vested	—	—	—	—
Forfeited	(6)	17.24	(4)	14.84
Outstanding at end of period	233	$ 17.80	139	$ 14.84

As of December 31, 2025, total remaining unearned compensation cost related to PSUs was $2,223, which will be amortized over the weighted-average remaining service period of 1.7 years.

8. Employee Benefit Plans

The Company has a qualified profit-sharing retirement savings plan (401(k) plan) covering eligible employees. The 401(k) plan provides a matching contribution equal to 100% of the first 3% of compensation and 50% of the next 2% of compensation deposited by an employee into the 401(k) plan. The 401(k) plan is under the trusteeship of management. During fiscal 2024 and fiscal 2023, the first 2% of the matching contribution was made with the Company's common stock. Retirement savings plan expense was $2,715, $2,326 and $2,179 for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

The Company also sponsors unfunded, nonqualified, defined-benefit and deferred compensation plans, which are under the trusteeship of management. The Company's unfunded, nonqualified retirement plan includes two components. The first component is a defined-benefit plan that applies to certain participants. The second component applies to all other participants and provides an account-based supplemental retirement benefit.

The Company recognizes actuarial losses and prior service costs related to its defined benefit plan in the consolidated balance sheets and recognizes changes in these amounts in the year in which changes occur through comprehensive income.

(in thousands, except share and per share data)

8. Employee Benefit Plans (continued)

The status of the Company's unfunded nonqualified, defined-benefit and account-based retirement plan based on the respective December 31, 2025 and December 26, 2024 measurement dates is as follows:

	December 31, 2025	December 26, 2024
Change in benefit obligation:		
Benefit obligation at beginning of period	$ 34,983	$ 36,349
Service cost	201	248
Interest cost	1,854	1,778
Actuarial gain	(251)	(1,627)
Benefits paid	(1,904)	(1,765)
Benefit obligation at end of year	$ 34,883	$ 34,983
Amounts recognized in the statement of financial position consist of:		
Current accrued benefit liability (included in Other accrued liabilities)	$ (2,277)	$ (2,315)
Noncurrent accrued benefit liability (included in Other long-term obligations)	(32,606)	(32,668)
Total	$ (34,883)	$ (34,983)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 126	$ 377
Prior service credit	(110)	(132)
Total	$ 16	$ 245

	Year Ended		
	December 31, 2025	December 26, 2024	December 28, 2023
Net periodic pension cost:			
Service cost	$ 201	$ 248	$ 487
Interest cost	1,854	1,778	1,811
Net amortization of prior service cost and actuarial loss	(23)	(64)	(64)
	$ 2,032	$ 1,962	$ 2,234

The $12 loss, net of tax, included in accumulated other comprehensive loss at December 31, 2025, consists of the $93 net actuarial loss, net of tax, and the $81 unrecognized prior service credit, net of tax, which have not yet been recognized in the net periodic benefit cost. The $181 loss, net of tax, included in accumulated other comprehensive loss at December 26, 2024, consists of the $279 net actuarial loss, net of tax, and the $98 unrecognized prior service credit, net of tax, which have not yet been recognized in the net periodic benefit cost.

(in thousands, except share and per share data)

8. Employee Benefit Plans (continued)

The accumulated benefit obligation was $34,686 and $34,480 as of December 31, 2025 and December 26, 2024, respectively.

The pre-tax change in the benefit obligation recognized in other comprehensive loss was as follows:

	Year Ended	
	December 31, 2025	December 26, 2024
Net actuarial gain	$ (251)	(1,627)
Amortization of the prior year service credit	23	64
Total	$ (228)	(1,563)

The weighted-average assumptions used to determine the benefit obligations as of the measurement dates were as follows:

	December 31, 2025	December 26, 2024
Discount rate	5.50%	5.45%
Rate of compensation increase	4.00%	4.00%

The weighted-average assumptions used to determine net periodic benefit cost were as follows:

	Year Ended		
	December 31, 2025	December 26, 2024	December 28, 2023
Discount rate	5.45%	5.00%	5.05%
Rate of compensation increase	4.00%	4.00%	4.00%

Benefit payments expected to be paid subsequent to December 31, 2025, are as follows:

Fiscal Year	
2026	$ 2,339
2027	2,363
2028	2,620
2029	3,280
2030	3,312
Years 2031 – 2035	15,523

(in thousands, except share and per share data)

9. Income Taxes

The components of the net deferred tax liability are as follows:

	December 31, 2025	December 26, 2024
Deferred tax assets		
Accrued employee benefits	$ 13,230	$ 13,171
Operating lease liabilities	43,116	47,121
Gift card liabilities	5,701	6,030
Net operating loss, disallowed interest & tax credit carryforwards	23,150	18,784
Other	135	130
Total	85,332	85,236
Less valuation allowance	(3,594)	(3,583)
Deferred tax assets	81,738	81,653
Deferred tax liabilities		
Depreciation and amortization	(69,102)	(68,767)
Operating lease assets	(37,092)	(41,549)
Deferred tax liabilities	(106,194)	(110,316)
Net deferred tax liability	$ (24,456)	$ (28,663)
Amounts recognized in the consolidated balance sheets consist of:		
Deferred income taxes - other assets	$ 6,449	$ 3,956
Deferred income taxes - liabilities	(30,905)	(32,619)
Net amount recognized	$ (24,456)	$ (28,663)

As of December 31, 2025 and December 26, 2024, the Company had federal tax credit carryforwards of $9,067 and $3,010, respectively, and state tax credit carryforwards of $3,500 and $0, respectively. In fiscal 2025, the Company generated federal and state historic rehabilitation credits of $5,233 and $3,500, respectively, related to the renovation of the Hilton Milwaukee. In January 2026, the Company entered into a contract to sell the $3,500 state historic rehabilitation credits for $2,975 and recorded a valuation allowance of $525.

As of December 31, 2025 and December 26, 2024, the Company had state net operating loss carryforwards of $188,849 and $200,279, respectively, which will expire primarily in the next 12 to 20 years. As of December 26, 2024, the valuation allowance for a portion of the Company's state net operating loss carryforwards that were not more likely than not to be realized was $3,583. In fiscal 2025, the Company decreased the valuation allowance for state net operating loss carryforwards by $513 to $3,070. The amount of the state net operating loss carryforwards considered realizable could be adjusted if, among other factors, estimates of future taxable income during the carryforward periods are reduced or increased.

(in thousands, except share and per share data)

9. Income Taxes (continued)

Income tax expense (benefit) consists of the following:

	Year Ended December 31, 2025	Year Ended December 26, 2024	Year Ended December 28, 2023
Current:			
Federal	$ 95	$ 846	$ 603
State	187	713	692
Deferred:			
Federal	(1,759)	2,833	3,900
State	(2,507)	(6,814)	1,661
	$ (3,984)	$ (2,422)	$ 6,856

The Company's effective income tax rate was (45.8)%, 23.7% and 31.7% for fiscal 2025, fiscal 2024 and fiscal 2023, respectively. A reconciliation of the statutory federal tax rate to the effective tax rate on earnings attributable to The Marcus Corporation follows:

	December 31, 2025 Amount	December 31, 2025 Percent	December 26, 2024 Amount	December 26, 2024 Percent	December 28, 2023 Amount	December 28, 2023 Percent
U.S. federal statutory tax rate	$ 1,828	21.0 %	$ (2,144)	21.0 %	$ 4,547	21.0 %
State income taxes, net of federal income tax effect[(1)]						
State income taxes	926	10.6	753	(7.4)	2,472	11.4
State valuation allowances	(406)	(4.7)	(6,126)	60.0	(817)	(3.8)
State historic rehabilitation credits, net of valuation allowance	(2,350)	(27.0)	—	—	—	—
Effect of changes in tax laws	—	—	—	—	—	—
Tax credits						
Employment-related tax credits	(813)	(9.3)	(1,301)	12.7	(1,207)	(5.6)
Historic rehabilitation credit	(5,233)	(60.1)	—	—	—	—
Nontaxable or nondeductible items						
Excess tax benefits on share-based compensation	191	2.2	334	(3.3)	617	2.8
Other compensation & benefits	1,707	19.6	1,786	(17.5)	1,178	5.4
Meals & entertainment	305	3.5	261	(2.6)	229	1.1
Debt conversion	—	—	3,888	(38.1)	—	—
Section 831(b) exclusion - captive insurance	(262)	(3.0)	(283)	2.8	(215)	(1.0)
Other adjustments	123	1.4	411	(3.9)	53	0.2
Effective tax rate	$ (3,984)	(45.8)%	$ (2,422)	23.7 %	$ 6,856	31.7 %

(1) State taxes in Wisconsin made up the majority of the tax effect in this category in fiscal 2025, fiscal 2024 and fiscal 2023.

The Company's effective income tax rate during fiscal 2025 was positively impacted by the historic rehabilitation credits of $7,583, net of valuation allowance, and by a $406 release of valuation allowances previously recorded against deferred tax

(in thousands, except share and per share data)

9. Income Taxes (continued)

assets for state net operating loss carryforwards (net of federal benefit). The Company has adopted the flow-through method of accounting for these credits. The Company’s effective income tax rate was negatively impacted by excess compensation subject to deduction limitations.

The Company's effective income tax rate during fiscal 2024 was positively impacted by a $7,755 decrease in the valuation allowance for state net operating loss carryforwards, partially offset by a corresponding decrease in the federal benefit on the valuation allowance of $1,629, and was negatively impacted by a nondeductible debt conversion expense resulting from the Convertible Note Repurchases and related termination of the Capped Call Transactions.

Net income taxes paid in fiscal 2025, 2024, and 2023 were $244, $1,428, and $1,776, respectively. Net income taxes paid by jurisdiction is as follows:

	Year Ended		
	December 31, 2025	December 26, 2024	December 28, 2023
Federal	$ —	$ 800	$ 743
State	244	628	$ 1,033
Total	$ 244	$ 1,428	$ 1,776

Income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdictions:

	Year Ended		
	December 31, 2025	December 26, 2024	December 28, 2023
Illinois	50	417	448
Minnesota	17	*	90
Missouri	40	35	*
New York	13	*	*
Oklahoma	*	*	179
Pennsylvania	20	*	58
Texas	100	73	76

* Jurisdiction below the threshold for the period presented.

The Company had no unrecognized tax benefits as of December 31, 2025, December 26, 2024 and December 28, 2023. The Company had no accrued interest or penalties at December 31, 2025 or December 26, 2024. The Company classifies interest and penalties relating to income taxes as income tax expense. For the years ended December 31, 2025 and December 26, 2024, no interest income or expense was recognized in the consolidated statement of operations, compared $1 of interest expense for the year ended December 28, 2023.

The Company's federal income tax returns for fiscal 2021 and prior are no longer subject to examination. With certain exceptions, the Company's state income tax returns are no longer subject to examination prior to fiscal 2020. At this time, the Company does not expect the results from any income tax audit or appeal to have a significant impact on the Company's financial statements.

10. Commitments and License Rights

Commitments - The Company has commitments for the completion of construction at various properties totaling approximately $5,002 at December 31, 2025.

License Rights – As of December 31, 2025, the Company had license rights to operate two hotels using the Hilton trademark and two hotels using the Marriott trademark. Under the terms of the licenses, the Company is obligated to pay fees based on defined gross sales.

11. Joint Venture Transactions

At December 31, 2025 and December 26, 2024, the Company held investments with aggregate carrying values of $4,486 and $5,166, respectively. Investments at December 31, 2025 and at December 26, 2024 included two joint ventures, both accounted for under the equity method.

In March 2024, the Company formed a joint venture with Hempel Real Estate ("Hempel") and Robinson Park ("RP") to acquire the Loews Minneapolis Hotel, a 248 guest room and suite full-service lifestyle hotel located in downtown Minneapolis, Minnesota. The acquired hotel was rebranded as The Lofton Hotel ("Lofton") under the Tapestry Collection by Hilton flag. The Company invested $5,620 for a 33.3% equity interest in the Lofton joint venture and entered into a management agreement for the hotel. Subsequent to its initial investment in the joint venture, the Company sold an 8.6% interest to a minority investor for $1,500, reducing its equity interest in the Lofton joint venture to 24.7%. The Company accounts for its investment in the Lofton joint venture on the equity method.

A wholly-owned subsidiary of the Lofton joint venture entity, as the borrower, financed the acquisition of and future improvements to the hotel with a mortgage loan. In connection with this mortgage loan, the Company provided an environmental indemnity and a several payment guaranty that provides that the lender can recover losses from the Company, a principal in Hempel, and a principal in RP for certain events of default of the borrower up to $6,200 for the Company. Under the terms of a cross-indemnity agreement among the guarantors, the other two guarantors have fully indemnified the Company under the guarantees for any losses in excess of its proportionate liability under the several payment guaranty and environmental indemnity.

In December 2021, the Company formed a joint venture with Searchlight Capital Partners ("Searchlight") to acquire the Kimpton Hotel Monaco Pittsburgh ("Monaco"), a 248-room upper upscale hotel in downtown Pittsburgh, Pennsylvania. The Company has a 10% equity interest in the Monaco joint venture and has a management agreement with the hotel. The Monaco joint venture entity, as the borrower, financed the acquisition of Monaco with a non-recourse mortgage loan. In connection with this mortgage loan, the Company provided an environmental indemnity and a "bad boy" guaranty that provides that the lender can recover losses from the Company for certain bad acts of the Monaco joint venture, such as but not limited to fraud, intentional misrepresentation, voluntary incurrence of prohibited debt, prohibited transfers of the collateral, and voluntary bankruptcy of the Monaco joint venture. Under the terms of the Monaco joint venture operating agreement, Searchlight has fully indemnified the Company under the "bad boy" guarantees for any losses other than those attributable to the Company's own bad acts and has indemnified the Company to its proportionate liability under the environmental liability.

(in thousands, except share and per share data)

12. Business Segment Information

The Company's primary operations are reported in the following two business segments: movie theatres and hotels and resorts. The Marcus Corporation's chief operating decision maker (CODM) is the Company's Chief Executive Officer. The measure of segment profit and loss the CODM uses to evaluate performance is operating income of each segment. The CODM uses this measure to evaluate trends and assess segment operating performance as compared to budget, historical periods, the industries each segment operates in and their competition in order to determine how to allocate resources to each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Following is a summary of business segment information for fiscal 2025, fiscal 2024 and fiscal 2023:

	Theatres	Hotels/Resorts	Total
Fiscal 2025			
Total Revenues	$ 462,741	$ 295,269	$ 758,010
Less: Costs and expenses			
Theatre operations	234,680	—	234,680
Rooms	—	43,624	43,624
Theatre concessions	82,169	—	82,169
Food and beverage	—	63,900	63,900
Advertising and marketing	6,752	19,080	25,832
Administrative	23,763	44,201	67,964
Depreciation and amortization	41,755	26,873	68,628
Rent	22,946	1,875	24,821
Property taxes	10,561	5,479	16,040
Impairment charges	5,172	—	5,172
Reimbursed costs	3,051	37,649	40,700
Other segment items (2)	2,455	38,172	40,627
Total costs and expenses	433,304	280,853	714,157
Operating income	$ 29,437	$ 14,416	$ 43,853
Investment income			878
Interest expense			(11,472)
Other income (expense), net			2,848
Equity losses from unconsolidated joint ventures, net			(611)
Corporate items (1)			(26,789)
Net earnings before income taxes			$ 8,707

	Theatres	Hotels/ Resorts	Corporate Items (1)	Total
Additional Disclosures				
Share-based compensation	$ 1,015	$ 1,153	$ 5,334	$ 7,502
Assets	606,256	333,922	74,354	1,014,532
Capital expenditures	28,351	51,893	2,967	83,211

(in thousands, except share and per share data)

12. Business Segment Information (continued)

	Theatres	Hotels/Resorts	Total
Fiscal 2024			
Total Revenues	$ 447,723	$ 287,506	$ 735,229
Less: Costs and expenses			
Theatre operations	225,472	—	225,472
Rooms	—	43,425	43,425
Theatre concessions	78,406	—	78,406
Food and beverage	—	60,419	60,419
Advertising and marketing	5,485	18,903	24,388
Administrative	23,304	42,540	65,844
Depreciation and amortization	45,352	21,917	67,269
Rent	23,551	1,899	25,450
Property taxes	9,607	5,029	14,636
Impairment charges	6,823	—	6,823
Reimbursed costs	1,314	39,160	40,474
Other segment items [(2)]	6,262	35,737	41,999
Total costs and expenses	425,576	269,029	694,605
Operating income	$ 22,147	$ 18,477	$ 40,624
Investment income			2,231
Interest expense			(10,972)
Other income (expense), net			(1,513)
Debt conversion expense			(15,521)
Equity losses from unconsolidated joint ventures, net			(604)
Corporate items [(1)]			(24,454)
Net loss before income taxes			$ (10,209)

	Theatres	Hotels/ Resorts	Corporate Items [(1)]	Total
Additional Disclosures				
Share-based compensation	$ 932	$ 1,053	$ 6,221	$ 8,206
Assets	643,488	310,856	90,184	1,044,528
Capital expenditures	20,961	48,930	9,319	79,210

(in thousands, except share and per share data)

12. Business Segment Information (continued)

	Theatres	Hotels/Resorts	Total
Fiscal 2023			
Total Revenues	$ 458,394	$ 270,835	$ 729,229
Less: Costs and expenses			
Theatre operations	230,770	—	230,770
Rooms	—	41,071	41,071
Theatre concessions	75,903	—	75,903
Food and beverage	—	57,871	57,871
Advertising and marketing	4,277	18,362	22,639
Administrative	23,609	35,423	59,032
Depreciation and amortization	48,378	18,569	66,947
Rent	23,952	1,801	25,753
Property taxes	12,253	5,583	17,836
Impairment charges	1,061	—	1,061
Reimbursed costs	—	37,420	37,420
Other segment items [2]	2,015	37,222	39,237
Total costs and expenses	422,218	253,322	675,540
Operating income	$ 36,176	$ 17,513	$ 53,689
Investment income			2,426
Interest expense			(12,721)
Other income (expense), net			(1,832)
Equity losses from unconsolidated joint ventures, net			(149)
Corporate items [1]			(19,763)
Net earnings before income taxes			$ 21,650

	Theatres	Hotels/ Resorts	Corporate Items [1]	Total
Additional Disclosures				
Share-based compensation	$ 900	$ 979	$ 4,515	$ 6,394
Assets	696,128	280,568	88,407	1,065,103
Capital expenditures	15,131	22,890	753	38,774

[1] Corporate items include amounts not allocable to the business segments. Corporate revenues consist principally of rent and the corporate operating loss includes general corporate expenses. Corporate information technology costs and accounting shared services costs are allocated to the business segments based upon several factors, including actual usage and segment revenues. Corporate assets primarily include cash and cash equivalents, furniture, fixtures and equipment, investments and land held for development.

[2] Other segment items includes losses or gains on disposition of property, equipment and other assets, preopening expenses, and other operating expenses.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.

Based on their evaluations, as of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or furnish under the Exchange Act is accumulated and communicated to our management and recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management's report on internal control over financial reporting.

The report of management required under this Item 9A is contained in the section titled "Item 8 – Financial Statements and Supplementary Data" under the heading "Management's Report on Internal Control over Financial Reporting."

(c) Attestation Report of Independent Registered Public Accounting Firm.

The attestation report required under this Item 9A is contained in the section titled "Item 8 – Financial Statements and Supplementary Data" under the heading "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting."

(d) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(b) of the Exchange Act during the fourth quarter of our fiscal 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other information.

During the quarter ended December 31, 2025, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is incorporated herein by reference to the relevant information set forth under the captions "Election of Directors" and "Board of Directors and Corporate Governance" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders scheduled to be held on May 21, 2026 (our "Proxy Statement"). Information regarding our executive officers may be found in Part I of this Form 10-K under the caption "Executive Officers of the Company." Except as otherwise specifically incorporated by reference, our Proxy Statement is not deemed to be filed as part of this Form 10-K. Information required under this Item with respect to our Insider Trading Policy is contained in the Proxy Statement under the caption "Prohibition Against Insider Trading" and is also incorporated herein by reference.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated herein by reference to the relevant information set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The following table lists certain information about our three stock option plans, our 1995 Equity Incentive Plan, our 2004 Equity and Incentive Awards Plan, and our 2025 Omnibus Incentive Plan, all of which were approved by our shareholders. We do not have any equity-based compensation plans that have not been approved by our shareholders.

Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under current equity compensation plan (excluding securities reflected in the first column)
2,709,000	$23.38	1,962,548

The other information required by Item 12 is incorporated herein by reference to the relevant information set forth under the caption "Stock Ownership of Management and Others" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13, to the extent applicable, is incorporated herein by reference to the relevant information set forth under the caption "Policies and Procedures Governing Related Person Transactions" in our Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference herein to the relevant information set forth under the caption "Other Matters" in our Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements.

Unless otherwise indicated, references to "fiscal 2025" refer to the fiscal year ended December 31, 2025; references to "fiscal 2024" refer to the fiscal year ended December 26, 2024; and references to "fiscal 2023" refer to the fiscal year ended December 28, 2023. References to fiscal 2025 and fiscal 2024 year end refer to December 31, 2025 and December 26, 2024, respectively.

The following consolidated financial statements of The Marcus Corporation and the Report of Independent Registered Public Accounting Firm thereon, are filed as part of this report:

- Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

- Consolidated Balance Sheets as of fiscal 2025 and 2024 year end

- Consolidated Statements of Operations for the 2025, 2024, and 2023 fiscal years

- Consolidated Statements of Comprehensive Income (Loss) for the 2025, 2024, and 2023 fiscal years

- Consolidated Statements of Shareholders' Equity for the 2025, 2024, and 2023 fiscal years

- Consolidated Statements of Cash Flows for the 2025, 2024, and 2023 fiscal years

- Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules.

All schedules are omitted because they are inapplicable, not required under the instructions or the financial information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits.

The exhibits filed herewith or incorporated by reference herein are set forth on the attached Exhibit Index. Exhibits to this Form 10-K will be furnished to shareholders upon advance payment of a fee of $0.25 per page, plus mailing expenses. Requests for copies should be addressed to Thomas F. Kissinger, Senior Executive Vice President, General Counsel and Secretary, The Marcus Corporation, 111 East Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin 53202.

2.1   Asset Purchase Agreement, dated as of November 1, 2018, by and among MMT Texnv, LLC, MMT Lapagava, LLC, The Marcus Corporation, Movie Tavern, Inc., Movie Tavern Theaters, LLC, TGS Beverage Company, LLC, and VSS-Southern Theatres LLC. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2018].

3.1   Restated Articles of Incorporation. [Incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarterly period ended November 13, 1997.]

3.2   By-Laws of The Marcus Corporation, as amended. [Incorporated by reference to Exhibit 3 to our Current Report on Form 8-K dated February 21, 2024.]

4.1   Credit Agreement, dated January 9, 2020, by and among The Marcus Corporation and the several banks party thereto, including JPMorgan Chase Bank, N.A., as Administrative Agent, and U.S. Bank National Association, as Syndication Agent. [Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated January 9, 2020.]

4.2   First Amendment to Credit Agreement, dated April 29, 2020, among The Marcus Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated April 30, 2020.]

4.3   Second Amendment to Credit Agreement, dated September 15, 2020, among The Marcus Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.]

4.4   Third Amendment to Credit Agreement, dated July 13, 2021, among The Marcus Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended July 1, 2021.]

4.5   Fourth Amendment to Credit Agreement, dated July 27, 2022, among The Marcus Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended September 29, 2022.]

4.6   Fifth Amendment to Credit Agreement, dated February 10, 2023, among The Marcus Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2022.]

4.7   Sixth Amendment to Credit Agreement, dated October 16, 2023, among The Marcus Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended September 28, 2023.]

4.8   The Marcus Corporation Note Purchase Agreement, dated December 21, 2016. [Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated February 22, 2017.]

4.9   The First Amendment to Note Purchase Agreement, dated December 21, 2016, dated April 29, 2020. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated April 30, 2020.]

4.10   The Second Amendment to Note Purchase Agreement, dated December 21, 2016, dated June 26, 2020. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.]

4.11   The Third Amendment to Note Purchase Agreement, dated December 21, 2016, dated September 15, 2020. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.]

4.12   The Fourth Amendment to Note Purchase Agreement, dated December 21, 2016, dated July 13, 2021. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.3 to our Quarterly Report on Form 10-Q for the quarter ended July 1, 2021.]

4.13   The Fifth Amendment to Note Purchase Agreement, dated December 21, 2016, dated February 10, 2023. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2022.]

4.14   The Sixth Amendment to Note Purchase Agreement, dated December 21, 2016, dated October 16, 2023. [Schedules and exhibits have been omitted and The Marcus Corporation agrees to furnish supplementally to the Securities and Exchange Commission a Copy of any omitted schedules and exhibits upon request.] [Incorporated by reference to Exhibit 4.3 to our Quarterly Report on Form 10-Q for the quarter ended September 28, 2023.]

4.15   Master Note Purchase Agreement, dated as of July 9, 2024, by and among The Marcus Corporation and the several purchasers party thereto. [Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, dated 9, 2024.

          Other than as set forth in Exhibits 4.1 through 4.15, we have numerous instruments which define the rights of holders of long-term debt. These instruments, primarily promissory notes, have arisen from the purchase of operating properties in the ordinary course of business. These instruments are not being filed with this Annual Report on Form 10-K in reliance upon Item 601(b)(4)(iii) of Regulation S-K. Copies of these instruments will be furnished to the Securities and Exchange Commission upon request.

4.16   Description of the Registrant's Securities. [Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 10-K for the fiscal year ended December 26, 2019.]

10.1*   The Marcus Corporation Non-Employee Director Compensation Plan. [Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated May 10, 2022.]

10.2*   The Marcus Corporation Variable Incentive Plan, as amended. [Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 7, 2009.]

10.3*   The Marcus Corporation Deferred Compensation Plan. [Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the fiscal year ended May 25, 2006.]

10.4*   The Marcus Corporation Retirement Income and Supplemental Retirement Plan, as amended and restated. [Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended August 29, 2013.]

10.5   Administrative Services Agreement between Marcus Investments, LLC and The Marcus Corporation, as amended. [Incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the fiscal year ended May 31, 2007.]

10.6*   The Marcus Corporation 1995 Equity Incentive Plan, as amended and restated. [Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated October 4, 2006.]

10.7*   Form of The Marcus Corporation 1995 Equity Incentive Plan Restricted Stock Agreement. [Incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K for the fiscal year ended May 26, 2005.]

10.8*   The Marcus Corporation 2004 Equity and Incentive Awards Plan. [Incorporated by reference to Attachment A to the Company's definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A on September 2, 2011.]

10.9*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement. [Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated August 15, 2006.]

10.10*   Form of Cover Letter to The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement. [Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated August 15, 2006.]

10.11*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Stock Option Award Agreement for awards granted after October 11, 2011 (Employees). [Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 dated October 28, 2011.]

10.12*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement for awards granted after October 11, 2011 (Employees). [Incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended May 31, 2012.]

10.13*   Form of Cover Letter to The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement for awards granted after October 11, 2011 (Employees). [Incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the fiscal year ended May 31, 2012.]

10.14*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Stock Option Award Agreement for awards granted after January 8, 2013 (Employees). [Incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-Q for the quarterly period ended November 28, 2013.]

10.15*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Stock Option Award for awards granted after October 11, 2011 (Non-Employee Directors). [Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended February 23, 2012.]

10.16*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement for awards granted after October 11, 2011 (Non-Employee Directors). [Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended February 23, 2012.]

10.17*   The Marcus Corporation Long-Term Incentive Plan Terms, as Amended. [Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 21, 2024.]

10.18*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement (Non-Employee Directors) for awards granted after February 22, 2018. [Incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2017.]

10.19*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement for awards granted after February 22, 2018 (Employees). [Incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2017.]

10.20*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement for awards granted after August 1, 2018 (Employees). [Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 28, 2018.]

10.21*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement for awards granted after February 21, 2024 (Employees). [Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated February 21, 2024.]

10.22*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Agreement (Special Grant). [Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K dated February 21, 2024.]

10.23*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Stock Option Award Agreement for awards granted after May 6, 2020 (Employees). [Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2020.]

10.24*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Stock Option Award Agreement for awards granted after February 23, 2022 (Employees). [Incorporated by reference to Exhibit 10.22 to our Annual Report on Form 10-K for the fiscal year ended December 30, 2021.]

10.25*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Performance Share Award Agreement (Executives). [Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated February 21, 2024.]

10.26*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Performance Share Award Agreement (Leadership). [Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated February 21, 2024.]

10.27*   Form of The Marcus Corporation 2004 Equity and Incentive Awards Plan Restricted Stock Unit Agreement for awards granted after February 21, 2024 (Employees). [Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated February 21, 2024.]

10.28*   The Marcus Corporation 2025 Omnibus Incentive Plan [Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, dated May 12, 2025].

10.29*	Form of The Marcus Corporation 2025 Omnibus Incentive Plan Performance Share Award Agreement (Executives) [Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025].
10.30*	Form of The Marcus Corporation 2025 Omnibus Incentive Plan Performance Share Award Agreement (Leadership) [Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025].
10.31*	Form of The Marcus Corporation 2025 Omnibus Incentive Plan Restricted Stock Unit Agreement [Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025].
10.32*	Form of The Marcus Corporation 2025 Omnibus Incentive Plan Restricted Stock Agreement (Directors).
10.33*	Form of The Marcus Corporation 2025 Omnibus Incentive Plan Restricted Stock Agreement (Executives).
10.34	Employee Advisory Services Agreement, dated May 23, 2023, between the Company and Stephen H. Marcus. [Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated May 23, 2023.]
14.1	The Marcus Corporation Code Of Conduct, as amended February 18, 2020. [Incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.]
19	The Marcus Corporation Insider Trading Policy.
21	Our subsidiaries as of December 31, 2025.
22	List of guarantor subsidiaries.
23	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. §1350.
97	The Marcus Corporation Incentive Compensation Clawback Policy.
99	Proxy Statement for the 2026 Annual Meeting of Shareholders. (The Proxy Statement for the 2026 Annual Meeting of Shareholders will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of our fiscal year.)
101	The following materials from The Marcus Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

104   Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

_____
* *This exhibit is a management contract or compensatory plan, contract or arrangement in which a director or named executive officer of the Company participated.*

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MARCUS CORPORATION

Date: February 26, 2026   By: /s/ Gregory S. Marcus

                                           Gregory S. Marcus,

                                           President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of us and in the capacities as of the date indicated above.

By: /s/ Gregory S. Marcus

Gregory S. Marcus, President and Chief Executive Officer (Principal Executive Officer) and Chairman

By: /s/ Diane Marcus Gershowitz

Diane Marcus Gershowitz, Director

By: /s/ Chad M. Paris

Chad M Paris, Chief Financial Officer and Treasurer (Principal Financial Officer and Accounting Officer)

By: /s/ Timothy E. Hoeksema

Timothy E. Hoeksema, Director

By: /s/ Katherine M. Gehl

Katherine M. Gehl, Director

By: /s/ Allan H. Selig

Allan H. Selig, Director

By: /s/ Philip L. Milstein

Philip L. Milstein, Director

By: /s/ Brian J. Stark

Brian J. Stark, Director

By: /s/ Bruce J. Olson

Bruce J. Olson, Director

By: /s/ Austin M. Ramirez

Austin M. Ramirez, Director

By: /s/ Paul A. Leff

Paul A. Leff, Director

By: /s/ Thomas F. Kissinger

Thomas F. Kissinger, Director

By: /s/ David J. Marcus

David J. Marcus, Director

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CORPORATE INFORMATION

ANNUAL MEETING
Shareholders are invited to attend Marcus Corporation's internet only 2026 Virtual Annual Meeting on Thursday, May 21, 2026 at 9 a.m. CDT. Instructions for shareholders who wish to attend and participate in the meeting are included in the 2026 proxy statement. Interested parties can listen to a live audio webcast by logging on to the investor relations section of the company's website: investors.marcuscorp.com.

FORM 10-K REPORT
A copy of the company's fiscal 2025 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission is included in this report.

NYSE LISTING AND SYMBOL
Marcus Corporation common stock is traded on the New York Stock Exchange under the symbol MCS. Marcus Corporation is included in the Russell 2000 Index and other indexes.



MCS LISTED NYSE

CORPORATE HEADQUARTERS
Marcus Corporation
111 East Kilbourn Avenue, Suite 1200
Milwaukee, WI 53202
(414) 905-1000
marcuscorp.com

TRANSFER AGENT
Equiniti Trust Company
EQ Shareowner Services
PO Box 64874
St. Paul, MN 55164-0874
(800) 401-1957
shareowneronline.com

CERTIFICATIONS
The company filed as exhibits to its fiscal 2025 Form 10-K the certifications of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. The company also submitted to the New York Stock Exchange during 2025 the Annual CEO Certification required by Section 303A 12(a) of the New York Stock Exchange Listed Company Manual.

DIVIDEND REINVESTMENT PLAN
Marcus Corporation has a dividend reinvestment plan through which shareholders of record may reinvest their cash dividends and make supplemental cash investments in additional shares. There are no commissions or service charges to purchase shares. For additional information, write or call our transfer agent.

INVESTOR INFORMATION
Investors are encouraged to visit investors.marcuscorp.com for company information. Interested individuals can also register to be automatically notified by email when new information is added to the site.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP,
Milwaukee, Wisconsin

LEGAL COUNSEL
Foley & Lardner LLP,
Milwaukee, Wisconsin

TRADEMARKS
Trademarks appearing in this document are the property of their respective entities.

© 2026 The Marcus Corporation. All rights reserved.

1980s
Momentum builds with explosive growth continuing across Marcus Theatres and Marcus Hotels & Resorts

1990s
Enters new era as Marcus Corporation moves to the New York Stock Exchange

2000s
Broadens company footprint as the divisions expand across the country and Marcus Theatres unveils food and beverage concepts

Take Five

2010s
Undergoes significant transformation with Marcus Theatres acquisitions and nationwide expansion of Marcus Hotels & Resorts











MOVIE TAVERN

2020s
Completes notable reinvestments across Marcus Hotels & Resorts adding value across the portfolio

THE MARCUS CORPORATION

111 East Kilbourn Avenue, Suite 1200
Milwaukee, WI 53202

(414) 905-1000
marcuscorp.com